Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING OF
SHAREHOLDERS AND AVAILABILITY OF INVESTOR
MATERIALS

An Annual and Special Meeting of Shareholders of Brookfield Corporation (“BN”) will be held on Friday, June 6, 2025 at 10:30 a.m. (Toronto time) in a virtual meeting format via live audio webcast at: meetings.lumiconnect.com/400-383-164-882, to:

1.	receive the consolidated financial statements of BN for the fiscal year ended December 31, 2024, including the external auditor’s report thereon;

2.	consider and, if thought advisable, pass a special resolution authorizing an amendment to the articles of BN to increase the number of directors from 14 to 16;

3.	elect directors who will serve until the next annual meeting of shareholders as set out in our Management Information Circular dated April 24, 2025 (the “Circular”);

4.	appoint the external auditor who will serve until the next annual meeting of shareholders and authorize the directors to set its remuneration;

5.	consider and, if thought advisable, pass an advisory resolution on BN’s approach to executive compensation; and

6.	consider the shareholder proposal described in our Circular.

We will consider any other business that may properly come before the meeting.

This year’s meeting will be held in a virtual meeting format as a means to afford equal opportunity to all shareholders to take part in the meeting. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: meetings.lumiconnect.com/400-383-164-882, entering your control number and password “brookfield2025” (case sensitive). See “Q&A on Voting” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a shareholder of BN at the close of business on April 17, 2025. Before casting your vote, we encourage you to review the meeting’s business in the section “Business of the Meeting” of the Circular.

This year, we are again posting electronic versions of the Circular and our 2024 Annual Report (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access”. Electronic copies of the investor materials may be accessed at https://bn.brookfield.com under “Notice and Access 2025” and at www.sedarplus.ca and www.sec.gov/edgar.

Under Notice and Access, if you would like paper copies of any investor materials, please contact us at 1-866-989-0311 or bn.enquiries@brookfield.com and we will mail materials free of charge within three business days of your request, provided the request is made before the date of the meeting or any adjournment thereof. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 5:00 p.m. (Toronto time) on May 21, 2025. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Instructions on Voting at the Virtual Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “Q&A on Voting” in the Circular.

Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “Q&A on Voting” in the Circular. These instructions include the additional step of registering your proxyholder with our transfer agent, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Holders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. (Toronto time) on Wednesday, June 4, 2025. You can cast your proxy vote in the following ways:

•	On the Internet at www.meeting-vote.com;
•	Fax your signed proxy to (416) 595-9593;
•	Mail your signed proxy using the business reply envelope accompanying your proxy;
•	Scan and send your signed proxy to proxyvote@tmx.com; or
•	Call by telephone at 1-888-489-5760.

Information for Non-Registered Holders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form. You may also vote by telephone or on the Internet prior to the meeting by following the instructions on the voting instruction form.

If you wish to appoint a proxyholder, you must complete the additional step of registering the proxyholder by calling our transfer agent at 1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Wednesday, June 4, 2025.

By Order of the Board “Swati Mandava” Swati Mandava Corporate Secretary April 24, 2025

LETTER TO SHAREHOLDERS

To our shareholders,

On behalf of your Board of Directors (the “Board”), we are pleased to invite you to attend the 2025 Annual and Special meeting of Brookfield Corporation. This year’s meeting will occur at 10:30 a.m. (Toronto time) on Friday, June 6, 2025. You can read about the business of the meeting beginning on page 8 of the accompanying Management Information Circular (“Circular”). This Circular also provides important information on voting your shares at the meeting, our 16 director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio webcast and participate in our meeting can be found in the “Q&A on Voting” section of the Circular.

2024 Highlights1

In 2024, we generated record distributable earnings before realizations of $4.9 billion or $3.07 per share, representing an increase of 15% per share over the prior year. Earnings benefited from strong fundraising momentum in our asset management business, continued growth in our wealth solutions business, and stable cash flows across our operating businesses.

Our asset management business generated $2.6 billion, or $1.67 per share, of distributable earnings before realizations for the year, supported by strong fundraising momentum. Total inflows for the year were over $135 billion, including fundraising from the latest round of flagship funds, the closing of the mandate with American Equity Life (“AEL”) and the contribution from strategic partnerships during the year. Fee-bearing capital grew to $539 billion, an increase of 18%, and leading to a 17% growth in fee-related earnings compared to the prior year quarter. We expect to hold final closes for our latest flagship funds and continue to actively deploy capital, which should contribute to further strong earnings growth throughout 2025.

Our wealth solutions business generated distributable operating earnings of $1.4 billion, or $0.85 per share, for the year—an increase of close to 100% compared to the prior year. Following the close of AEL, we are now firmly established as a top-tier writer of retail annuities in the U.S. and with growth in our pension business, the annual origination potential of the business is in excess of $25 billion. During the year, we originated approximately $19 billion of retail and institutional annuity sales. These inflows contributed to the increase in our insurance assets to over $120 billion at the end of the year. Through our investment origination platform, we were able to generate an average investment portfolio yield of 5.4%, 1.8% higher than the average cost of capital. As we continue to reposition the investment portfolio, we expect to grow annualized earnings for the business from approximately $1.6 billion as of Q4 2024 to $2 billion in the near term. After year-end, we received our regulatory license to launch in the U.K., the first issued since 2007. This achievement is testament to the quality of our business, our robust governance and compliance, and our transparent engagement with regulators.

Our operating businesses delivered strong cash flows, generating distributable earnings of $1.6 billion, or $1.03 per share, for the year. Cash distributions from our renewable power and transition, infrastructure and private equity businesses were underpinned by their strong operating earnings. Our core real estate portfolio continues to grow its same-store net operating income. In addition, we signed close to 27 million square feet of office and retail leases during the year, demonstrating strong tenant demand for our high-quality properties.

We continue to see strong demand for monetizations of the high-quality, cash-generative businesses and assets we own. During the year, we closed nearly $40 billion of asset sales at strong returns, which include a portfolio of U.S. manufactured housing assets and several renewable power and infrastructure assets globally. At year end, accumulated unrealized carried interest was $11.5 billion, representing a 13% increase over the prior year. We recognized approximately $400 million of net realized carried interest into income in 2024, and we expect to realize significant carried interest as we actively monetize assets in the coming years.

1 We disclose a number of financial measures in this Circular that are calculated and presented using methodologies other than in accordance with IFRS Accounting Standards, as well as certain forward-looking information and forward-looking statements in accordance with Canadian and U.S. securities laws, as applicable. See the “Cautionary Statement Regarding the Use of Non-IFRS Measures and Forward-Looking Statements” on page 79 of this Circular.

Our financial strength enabled us to continue to opportunistically repurchase our shares at significantly lower prices compared to our view of intrinsic value. In 2024, we accelerated our share buybacks and completed approximately $1 billion in the open market, which added approximately 80 cents of value to each remaining share based on our plan value at the end of the year. That has continued in 2025, adding further to the intrinsic value per share of the company.

In addition to generating solid financial results, our balance sheet is robust and remains very conservatively capitalized. This, combined with our high levels of liquidity and access to capital, continues to differentiate our business. We had an active year in the capital markets, as we proactively refinanced maturities and took advantage of favorable market conditions. During the year, we executed on approximately $135 billion of financings across our business.

Our ability to consistently generate attractive investment returns has led to the continued growth of our intrinsic value over a long period of time. The intrinsic value of each share increased by $15 in 2024. At our best estimate, the intrinsic value now backing each one of your shares is approximately $100, which was a 19% total return in 2024. This underpins the conservative investment you own and, all else being equal, should allow you to earn a greater return than the underlying performance of our business.

Board Developments

On March 17, 2025, Ms. Angela F. Braly, a director since 2015, stepped down and Mr. Satish C. Rai was appointed to the Board. On behalf of the corporation and our shareholders, I want to extend our sincere appreciation to Ms. Braly for her continued guidance and commitment to Brookfield.

Mr. Rai was previously Chief Investment Officer at OMERS overseeing all asset classes globally. Prior to joining OMERS in January 2015, he served as Chief Investment Officer at TD Asset Management. From 2023 to 2025, he served on the board of Brookfield Asset Management Ltd.

We continue to focus on ensuring that we have the diversity of skills and experience among our directors to align with our long-term strategic priorities. To that end, we are proposing to increase the size of the board from 14 to 16 directors. If approved at the meeting, two further directors will be appointed.

Mr. Samuel J.B. Pollock, Chief Executive Officer of Brookfield’s Infrastructure business has been nominated for election to the Board. In this role, he is responsible for investments, operations and the expansion of the Infrastructure business. We are presently working to identify a new independent director candidate to join the Board in the coming months and, to serve in the interim, Mr. Justin B. Beber, Chief Operating Officer of Brookfield Corporation, will be nominated. Mr. Beber has primary oversight of Brookfield’s corporate operations, including corporate strategy, human resources, risk management, technology, legal, compliance, and internal audit activities.

The Board remains focused on setting the strategic direction for the business of BN through capital allocation across its existing market leading businesses and evaluation of the next set of growth initiatives, with a view to further enhance returns for shareholders.

Shareholder Meeting

Please take time to read our Circular and determine how you will vote your shares. Your participation in our meeting is important to us and we encourage your engagement in this important process.

On behalf of the Board, I express our appreciation for your continued faith in us. We look forward to having you join us on June 6th.

Yours truly,

“Frank J. McKenna”

The Honourable Frank J. McKenna
Chair

April 2025

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

PART ONE	VOTING INFORMATION	1
	Who Can Vote	1
	Notice and Access	1
	Q & A on Voting	2
	Principal Holders of Voting Shares	7
PART TWO	BUSINESS OF THE MEETING	8
	1. Receiving the Consolidated Financial Statements	8
	2. Increase in Number of Directors	8
	3. Election of Directors	9
	Majority Voting Policy	9
	Cumulative Voting for Directors	9
	Voting by Proxy	9
	Director Nominees	10
	Summary of 2025 Nominees for Director	19
	Director Ownership in Brookfield Entities	20
	2024 Director Attendance	21
	2024 Director Voting Results	22
	4. Appointment of External Auditor	22
	Principal Accounting Firm Fees	23
	5. Advisory Resolution on Approach to Executive Compensation	23
	2024 Results of the Advisory Resolution on BN’s Approach to Executive Compensation	24
	Advisory Vote	24
	6. Shareholder Proposal	24
PART THREE	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	25
	Governance	25
	Board of Directors	25
	Committees of the Board	30
	Board, Committee and Director Evaluation	32
	Board and Management Responsibilities	33
	Strategic Planning	33
	Risk Management Oversight	34
	Sustainability	35
	Communication and Disclosure Policies	40
	Code of Business Conduct and Ethics	40
	Report of the Audit Committee	42
	Report of the Governance and Nominating Committee	44
	Report of the Management Resources and Compensation Committee	45
	Report of the Risk Management Committee	46
PART FOUR	DIRECTOR COMPENSATION AND EQUITY OWNERSHIP	47
	Director Compensation	47

	Equity Ownership of Directors	50
PART FIVE	COMPENSATION DISCUSSION AND ANALYSIS	52
	Compensation Discussion and Analysis Overview	52
	Compensation Approach	53
	Overview of the Business in 2024	54
	Compensation Committee Governance	55
	Key Elements of Compensation	58
	Key Policies and Practices to Support Alignment	62
	2024 Compensation Decisions	66
	Five-year Compensation Review - Chief Executive Officer	67
	Compensation of Named Executive Officers	71
PART SIX	OTHER INFORMATION	78
	Indebtedness of Directors, Officers and Employees	78
	Audit Committee	78
	Directors’ and Officers’ Liability Insurance	78
	Normal Course Issuer Bid	78
	Cautionary Statement Regarding the Use of Non-IFRS Measures and Forward-Looking Statements	79
	Availability of Disclosure Documents	79
	Shareholder Proposals	80
	Other Business	82
	Directors’ Approval	82
APPENDIX A	CHARTER OF THE BOARD	A-1
APPENDIX B	SPECIAL RESOLUTION AUTHORIZING AN INCREASE IN THE NUMBER OF DIRECTORS	B-1

PART ONE – VOTING INFORMATION

This Management Information Circular (“Circular”) is provided in connection with the solicitation by management of Brookfield Corporation (“BN,” “we,” or “our” and any reference to “Brookfield” shall include BN and Brookfield Asset Management Ltd. (“BAM”), collectively unless the context requires otherwise) of proxies for the Annual and Special Meeting of Shareholders of BN (the “meeting”) referred to in BN’s Notice of Annual and Special Meeting of Shareholders and Availability of Investor Materials dated April 24, 2025 (the “Notice”) to be held in a virtual meeting format only, on Friday, June 6, 2025 at 10:30 a.m. (Toronto time). The meeting will be broadcast live by audio webcast. See “Q&A on Voting” on page 2 of this Circular for further information.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at https://bn.brookfield.com under “Notice and Access 2025”, on our System for Electronic Data Analysis and Retrieval + (“SEDAR+”) profile at www.sedarplus.ca and on our Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov/edgar pursuant to Notice and Access. See “Notice and Access” below for further information. Proxies may also be solicited personally or by telephone by regular employees of BN at nominal cost. The cost of solicitation will be borne by BN.

The information in this Circular is given as at April 17, 2025, unless otherwise indicated. As BN operates in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to £ are to British pound sterling and all references to C$ are to Canadian dollars. For comparability, all Canadian dollar amounts in this Circular have been converted to U.S. dollars at the average exchange rate for 2024 as reported by Bloomberg L.P. (“Bloomberg”) of C$1.00 = US$0.7300, unless otherwise indicated.

Who Can Vote

As at April 17, 2025, BN had 1,647,462,652 Class A Limited Voting Shares (“Class A Shares”) and 85,120 Class B Limited Voting Shares (“Class B Shares”) outstanding. The Class A Shares are co-listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BN”. The Class B Shares are all privately held (see “Principal Holders of Voting Shares” on page 7 of this Circular for further information). Each registered holder of record of Class A Shares and Class B Shares as at the close of business on Thursday, April 17, 2025 (the “Record Date”) is entitled to receive notice of and to vote at the meeting. Except as otherwise provided in this Circular, each holder of a Class A Share or Class B Share on such date shall be entitled to vote on all matters to come before the meeting or any adjournment thereof, either in person or by proxy.

The share conditions for the Class A Shares and Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority of the votes cast by the holders of Class A Shares and by the holders of Class B Shares who vote in respect of the resolution, each voting as a separate class.

Holders of Class A Shares are entitled, as a class, to elect one-half of the board of directors of BN (the “Board” or “Board of Directors”), and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board. See “Election of Directors” on page 9 of this Circular for further information.

Notice and Access

BN is using the Notice and Access provisions of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 — Continuous Disclosure Obligations (“Notice and Access”) to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, BN has posted this Circular and form of proxy on its website at https://bn.brookfield.com under “Notice and Access 2025”, in addition to posting it on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. BN has sent the Notice and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. BN will not directly send the Notice Package to non-registered shareholders. Instead, BN will pay Intermediaries (as defined on page 3 of this Circular) to forward the Notice Package to all non-registered shareholders.

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BN has elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials, and is therefore consistent with BN’s philosophy towards sustainability. Additionally, adopting Notice and Access has significantly lowered printing and mailing costs associated with BN’s shareholder meetings.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and BN’s Annual Report dated March 21, 2025 (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2024) (the “Annual Report”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact BN at 1-866-989-0311 or bn.enquiries@brookfield.com, in which case BN will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 5:00 p.m. (Toronto time) on May 21, 2025 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, BN will mail this Circular within 10 calendar days of such request.

Q & A on Voting

What am I voting on?

Resolution	Who Votes	Board Recommendation
Increase in Number of Directors	Class A Shareholders Class B Shareholders	FOR the resolution
Election of 8 Directors	Class A Shareholders	FOR each Director Nominee
Election of 8 Directors	Class B Shareholders	FOR each Director Nominee
Appointment of the External Auditor and authorizing Directors to set its remuneration	Class A Shareholders Class B Shareholders	FOR the resolution
Advisory Vote on Executive Compensation	Class A Shareholders	FOR the resolution
Shareholder Proposal	Class A Shareholders Class B Shareholders	AGAINST the proposal

Who is entitled to vote?

Holders of Class A Shares and holders of Class B Shares as at the close of business on April 17, 2025 are each entitled to one vote per share on the items of business as identified above.

Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting, submit questions and vote in real time, provided they are connected to the internet, have a control number and follow the instructions in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the virtual meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (the “Transfer Agent”), after submitting the form of proxy or voting instruction form by calling the Transfer Agent at 1-866-751-6315 (within North America) or (416) 682-3860 (outside North America) or online at https://www.tsxtrust.com/control-number-request no later than 5:00 p.m. (Toronto time) on June 4, 2025 and providing the Transfer Agent with information on your appointee. The Transfer Agent will provide your appointee with a 13 digit control number which will allow your appointee to log in to and vote at the meeting. Failure to register the proxyholder with our Transfer Agent will result in the proxyholder not receiving a 13 digit control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Am I a registered shareholder or a non-registered shareholder?

Registered shareholders have a share certificate or Direct Registration System statement issued in their name or appear as the registered shareholder on the books of BN.

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Non-registered shareholders are beneficial owners of shares of BN that are not registered shareholders. In many cases, Class A Shares that are beneficially owned by a non-registered shareholder are registered either:

a.	in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary” and collectively, “Intermediaries”) with whom the non-registered shareholder maintains an account, or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b.	in the name of a depository such as CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”), of which the Intermediary is a participant.

If you are a non-registered shareholder and your shares are held in the name of an Intermediary, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for voting instructions.

If you are not sure whether you are a registered or non-registered shareholder, please contact the Transfer Agent.

How do I vote?

Holders of Class A Shares and holders of Class B Shares of BN can vote in one of two ways, as follows:

•	by submitting your voting instructions prior to the meeting, or

•	during the meeting by online ballot through the live webcast platform.

What if I plan to attend the meeting and vote by online ballot?

If you are a registered shareholder or a duly appointed proxyholder (including non-registered shareholders who have duly appointed themselves as proxyholder by following the instructions under the heading “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular), you can attend and vote during the meeting by completing an online ballot through the live webcast platform. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting. Guests will be able to listen to the meeting but will not be able to ask questions or vote during the virtual meeting.

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1: Log in online at: meetings.lumiconnect.com/400-383-164-882

Step 2: Follow these instructions:

Registered shareholders: Click “I have a login” and then enter your 13 digit control number and password “brookfield2025” (case sensitive). The 13 digit control number located on the form of proxy or in the email notification you received from the Transfer Agent is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

Duly appointed proxyholders: Click “I have a login” and then enter your 13 digit control number and password “brookfield2025” (case sensitive). Proxyholders who have been duly appointed and registered with the Transfer Agent as described in this Circular will receive a 13 digit control number by email from the Transfer Agent after the proxy voting deadline has passed.

Guests: Click “I am a Guest” and then complete the online form.

The meeting website will be accessible 60 minutes prior to the start of the meeting. It is important that all attendees log in to the meeting website at least ten minutes prior to the start of the meeting to allow enough time to complete the log in process. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. Please do not use Internet Explorer.

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the meeting. If you are experiencing any difficulty connecting to or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

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What if I plan to vote by proxy in advance of the meeting?

If you are a registered shareholder, you can vote by proxy up to 5:00 p.m. (Toronto time) on Wednesday, June 4, 2025 (or 48 hours prior to the time of any adjourned meeting), as follows:

•	to vote by internet, accessing www.meeting-vote.com and following the instructions for electronic voting. You will need your control number;

•	sign the form of proxy sent to you and vote or withhold from voting your shares at the meeting and submit your executed proxy via any of the following options:

i.	by mail: in the envelope provided or in one addressed to the Transfer Agent;[2]

ii.	by fax: to (416) 595-9593; or

iii.	by email: scan and send the proxy to proxyvote@tmx.com.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of BN) to represent you as proxyholder at the meeting by writing the name of this person (or company) in the blank space on the form of proxy. If you wish to appoint a person other than the management nominees identified in the form of proxy, you will need to complete the additional step of registering your proxyholder by calling the Transfer Agent at 1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Wednesday, June 4, 2025.

•	to vote by telephone, call toll-free at 1-888-489-5760. You will be prompted to provide the control number printed on the form of proxy sent to you. The telephone voting service is not available on the day of the meeting.

If you are a non-registered shareholder and your shares are held in the name of an Intermediary, to direct the votes of shares beneficially owned, see “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of BN and the associated costs will be borne by BN.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Frank J. McKenna or Brian D. Lawson, each of whom is a director of BN, or another person you have appointed, to vote or withhold from voting your shares at the meeting.

Can I appoint someone other than these directors to vote my shares?

Yes, you may appoint another person or company other than the BN directors named on the form of proxy or voting instruction form to be your proxyholder. Write the name of this person (or company) in the blank space on the form of proxy or voting instruction form. The person you appoint does not need to be a shareholder. Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares. You will need to complete the additional step of registering such proxyholder with the Transfer Agent after submitting the form of proxy or voting instruction form. See “If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” on page 6 of this Circular for instructions on registering your proxy with the Transfer Agent.

What do I do with my completed form of proxy?

Return it to the Transfer Agent in the envelope provided to you by mail, by fax at (416) 595-9593 or scan and send by email to proxyvote@tmx.com no later than 5:00 p.m. (Toronto time) on Wednesday, June 4, 2025, which is two business days before the day of the meeting.

2Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

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Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.meeting-vote.com and follow the instructions on this website. You will need your control number (located on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. (Toronto time) on Wednesday, June 4, 2025, which is two business days before the day of the meeting.

If you are a non-registered shareholder and your Intermediary makes this option available, go to www.proxyvote.com and follow the instructions on this website. You will need your control number (located on the voting instruction form) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. (Toronto time) on Tuesday, June 3, 2025, which is one business day before the proxy deposit date of June 4, 2025. Refer to the instructions on your voting instruction form for more details.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a registered shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of BN at the address below no later than 5:00 p.m. (Toronto time) on the last business day preceding the date of the meeting, Thursday, June 5, 2025, or any adjournment of the meeting, or to the Chair of the Board (the “Chair”) prior to the start of the meeting on Friday, June 6, 2025, or the day of the adjourned meeting. You may also vote during the virtual meeting by submitting an online ballot, which will revoke your previous proxy.

Corporate Secretary

Brookfield Corporation

Brookfield Place, Suite 100

181 Bay Street, Toronto, Ontario M5J 2T3

For non-registered shareholders, if you have provided your voting instructions and change your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the Internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary, so long as you submit your new instructions before the intermediary’s deadline.

How can I request electronic delivery of investor materials?

To opt for electronic distribution of investor materials, complete the request for electronic delivery of materials form enclosed with the Notice Package and return it by mail to the Transfer Agent.3 You can also submit your request online by visiting the Transfer Agent’s website: services.tsxtrust.com/edelivery.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favor of all resolutions put before shareholders of the meeting. See “Business of the Meeting” on page 8 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of BN is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

3 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or by fax at (514) 985-8843 or 1-888-249-6189

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Who counts the votes?

The Transfer Agent counts and tabulates the proxies.

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form. If your Intermediary makes these options available, you may also vote by telephone prior to the meeting by following the directions on the voting instruction form or on the Internet prior to the meeting by going to www.proxyvote.com and following the instructions on this website. See “Can I vote by Internet in advance of the meeting?” on page 5 of this Circular.

Since BN has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, BN may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

Step 1: insert your name in the space provided on the voting instruction form and return it by following the instructions provided therein.

Step 2: you must complete the additional step of registering yourself (or your appointees other than if your appointees are the management nominees) as the proxyholder by calling the Transfer Agent at 1-866-751-6315 (within North America) or (416) 682-3860 (outside of North America) or online at https://www.tsxtrust.com/control-number-request by no later than 5:00 p.m. (Toronto time) on Wednesday, June 4, 2025.

Failing to register as a proxyholder will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

BN has distributed copies of the Notice Package to CDS and DTC and to Intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward the Notice Package to non-registered shareholders.

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Principal Holders of Voting Shares

For over 50 years, the partners of Brookfield (the “Partnership” or “Partners”) have owned a substantial portion of their investments in Brookfield in partnership with one another. Today, this includes significant ownership of the Class A Shares of BN and its recently spun-off companies: BAM and Brookfield Wealth Solutions Ltd. (“BWS”), which, together with BN and BAM, are referred to as “Brookfield” in this section. Separate from the ownership of the Class A Shares, the Partners have also owned the Class B Shares of each entity since their creation.

This ownership framework among the Partners has been an important underpinning of Brookfield’s culture and instrumental to the governance of Brookfield, enabling an uncompromising focus on long-term value creation for all stakeholders.

The Partners include both current and former senior executives and directors of Brookfield. We believe that the Partnership promotes decision-making that is entrepreneurial, collaborative and aligned with the long-term interests of Brookfield. The financial strength and sustainability of the Partnership is characterized by a consistent focus on renewal—longstanding members mentoring new generations of leaders and financially supporting their admission as Partners. We believe this is a critical component to preserving our long-term culture and vision. The Partnership remains resolutely focused on the long-term success of Brookfield for the benefit of all stakeholders, through all economic conditions.

As at April 17, 2025, the Partners collectively own interests in approximately: 328 million BN Class A Shares (on a fully diluted basis), representing 20% of BN’s issued and outstanding Class A Shares; 345 million BAM Class A Shares (both directly and through BN’s 73% ownership of BAM, on a fully diluted basis), representing 21% of BAM’s issued and outstanding Class A Shares; and 26 million BWS Class A Shares, which is a “paired entity” of BN, as the BWS Class A Shares are exchangeable into BN Class A Shares on a one-for-one basis, representing 60% of BWS’s issued and outstanding Class A Shares.

The economic interests of the Partners in Brookfield securities consist primarily of (i) direct ownership of shares, as well as indirect ownership (such as shares that are held through holding companies and by foundations) by the Partners on an individual basis; and (ii) the Partners’ proportionate beneficial interests in shares held by Partners Value Investments L.P. (“PVI”). PVI is a publicly-listed investment partnership whose principal business activity is owning equity interests in Brookfield for the long-term. As at April 17, 2025, the Partners owned not less than 90% of PVI’s equity units. PVI owns approximately 121 million BN Class A Shares, 31 million BAM Class A Shares and 8 million BWS Class A Shares (each on a fully diluted basis).

In order to foster the long-term stability and continuity of Brookfield, a group of longstanding Partners have been designated to oversee stewardship of the Class B Shares. Under these arrangements, the Class B Shares are held in a trust (the “Trust”). The beneficial interests in the Trust, and the voting interests in its trustee, are held as follows: one-third by Mr. Bruce Flatt, one-third by Mr. Jack L. Cockwell, and one-third jointly by Messrs. Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock and Sachin Shah in equal parts. As such, no single individual or entity controls the Trust.

In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of the Trust. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with Brookfield. The individuals, at the current time, none of whom are Partners, are Messrs. Marcel R. Coutu, Frank J. McKenna and Lord O’Donnell.

To the knowledge of the directors and officers of the company, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the company carrying more than 10% of the votes attached to any class of outstanding voting securities of the company.

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PART TWO – BUSINESS OF THE MEETING

We will address six items at the meeting:

1.	receiving the consolidated financial statements of BN for the fiscal year ended December 31, 2024, including the external auditor’s report thereon;

2.	considering the special resolution authorizing an amendment to the articles of BN to increase the number of directors from 14 to 16 (the “Amendment Resolution”);

3.	electing directors who will serve until the end of the next annual meeting of shareholders as described herein;

4.	appointing the external auditor that will serve until the end of the next annual meeting of shareholders and authorizing the directors to set its remuneration;

5.	considering an advisory resolution on BN’s approach to executive compensation; and

6.	considering the shareholder proposal, as described herein.

We will also consider other business that may properly come before the meeting.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you or your proxyholder sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

1.	Receiving the Consolidated Financial Statements

The annual financial statements of BN for the fiscal year ended December 31, 2024 are included in the Annual Report. The Annual Report is available on BN’s website, https://bn.brookfield.com under “Notice and Access 2025”, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and is being mailed to BN’s registered shareholders and non-registered shareholders who have contacted BN to request a paper copy of the Annual Report. Shareholders who have signed up for electronic delivery of the Annual Report will receive it by email.

2.	Increase in Number of Directors

BN’s articles provide for a fixed Board comprised of 14 directors. Currently, there are 14 directors. Ms. Angela F. Braly stepped down from the Board on March 17, 2025 and on the same day Mr. Satish C. Rai joined the Board. At the meeting, shareholders will be asked to consider and, if thought advisable, pass the Amendment Resolution (the form of which is attached as Appendix B to this Circular on page B-1). The Amendment Resolution increases the number of directors elected by the holders of each of Class A Shares and Class B Shares from seven to eight. The increase in the total number of directors on the Board from 14 to 16 will contribute to: (1) ensuring that the Board is of an adequate size to fulfill its oversight and stewardship responsibilities as BN continues to grow; (2) enhancing the desired diversity of skills and experience among the directors of BN; and (3) further facilitating the Board’s succession planning. In order to become effective, the Amendment Resolution must be approved by two-thirds of the votes cast by the holders of Class A Shares who vote in respect of the resolution, and by two-thirds of the votes cast by the holders of Class B Shares who vote in respect of the resolution, in each case present or represented at the meeting by proxy, in accordance with the provisions of the Business Corporations Act (Ontario).

On any ballot that may be called for on the Amendment Resolution, the management representatives designated on the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the Amendment Resolution, unless the shareholder has specified in the form of proxy that the shares represented by such proxy are to be voted against the Amendment Resolution.

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3.	Election of Directors

If the Amendment Resolution to this Circular is approved by the shareholders at the meeting, the Board will be comprised of 16 members all of whom are to be elected at the meeting. Holders of Class A Shares are entitled, as a class, to elect one-half of the Board, and holders of Class B Shares are entitled, as a class, to elect the other one-half of the Board.

If you own Class A Shares, you can vote on the election of eight directors. The following persons are proposed as nominees for election by the holders of Class A Shares:

• M. Elyse Allan	• Janice Fukakusa	• Frank J. McKenna	• Satish C. Rai
• Justin B. Beber	• Maureen Kempston Darkes	• Hutham S. Olayan	• Diana L. Taylor

If you own Class B Shares, you can vote on the election of eight directors. The following persons are proposed as nominees for election by the holders of Class B Shares:

• Howard S. Marks	• Lord O’Donnell	• Jack L. Cockwell	• Brian D. Lawson
• Rafael Miranda	• Jeffrey M. Blidner	• Bruce Flatt	• Samuel J.B. Pollock

Majority Voting Policy

The Board has adopted a policy stipulating that, if the total number of shares voted in favor of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described in the section “Cumulative Voting for Directors” on page 9 of this Circular), the nominee will tender his or her resignation immediately after the meeting. Within 90 days of the meeting, the Board will determine whether or not to accept a director’s resignation and will issue a press release announcing the Board’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, the Board will accept the resignation. The resignation will be effective when accepted by the Board. If the Board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a Board meeting at which the resignation is considered. The majority voting policy does not apply in circumstances involving contested director elections.

Cumulative Voting for Directors

The articles of BN provide for cumulative voting in the election of directors. Each shareholder of a class or series of shares of BN entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder, multiplied by the number of directors to be elected by the shareholder and the holders of shares of the classes or series of shares entitled to vote with the shareholder in the election of directors. The shareholder may cast all of its votes in favor of one candidate or distribute such votes among the candidates in any manner the shareholder sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have distributed its votes equally among the candidates for whom the shareholder voted.

A shareholder who wishes to distribute its votes other than equally among the nominees and who has appointed the management representatives designated on the proxy must do so personally at the virtual meeting or by another proper form of proxy, which can be obtained from the Corporate Secretary of BN.

Voting by Proxy

The management representatives designated on the proxy to be completed by holders of Class A Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holders of Class A Shares as set forth on pages 10 to 14 of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

The management representatives designated on the proxy to be completed by the holder of Class B Shares intend to cast the votes represented by such proxy FOR and equally among the proposed nominees for election by the holder of Class B Shares as set forth on pages 14 to 18 of this Circular.

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Director Nominees

13 of the 16 director nominees were elected as members of the Board at the Annual and Special Meeting of Shareholders held on June 7, 2024, and are standing for re-election. Mr. Satish C. Rai, a current director of BN, was appointed by the Board on March 17, 2025 and is standing for election. Messrs. Justin B. Beber and Samuel J.B. Pollock are not currently members of the Board and are also standing for election to the Board. The Board recommends that the 16 director nominees be elected at the meeting to serve as directors of BN until the next annual meeting of shareholders or until their successors are elected or appointed.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for BN to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of BN.

We do not expect that any of the director nominees will be unable to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, BN shareholdings and other public company board positions held, as at April 17, 2025. See “Director Share and DSU Ownership Requirements” on page 49 of this Circular for further information on director share ownership requirements.

The following eight individuals are nominated for election as directors by the holders of BN’s Class A Shares.

M. Elyse Allan, C.M.(a)

Age: 67

Director since: 2015
(Independent)(b)

Areas of Expertise:
CEO experience, Government and Public Policy, Energy and Power, Healthcare, Infrastructure, Manufacturing, Natural

Ms. Allan is the former President and Chief Executive Officer of General Electric Canada Company Inc., a digital industrial company, a position she held from 2004 until June 2018, and a former Vice-President of General Electric Company. She currently serves as a director of Russel Metals Inc. and a trustee for Dartmouth Hitchcock. She recently completed her term as Vice Chair of Ontario Health, director of MaRS Discovery District, founding Chair of Invest Ontario and Chair of the Tuck Business School Board of Advisors. Ms. Allan is a Fellow at the C.D. Howe Institute and serves on its National Advisory Board. In 2014, Ms. Allan was appointed Member of the Order of Canada.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2015 – Present
	Risk Management Committee			Russel Metals Inc.	2024 – Present
	Audit Committee
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	1,503	53,612
	2024	1,503	50,788	55,115	Met
Resources	Change	—	2,824

2025 MANAGEMENT INFORMATION CIRCULAR/ 10

Janice Fukakusa C.M., F.C.P.A., F.C.A.(a) Age: 70 Director since: 2020 (Independent)(b) Areas of Expertise: CFO experience, Government and Public Policy, Financial Services, Economic Policy

Ms. Fukakusa, is the former Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada (“RBC”), positions she held for approximately 10 years. She was appointed Chief Financial Officer in 2004 and then became Chief Administrative Officer and Chief Financial Officer in 2009. In addition to her roles as Chief Administrative Officer and Chief Financial Officer, Ms. Fukakusa served in various other senior positions during her over 30-year tenure with RBC, including within the retail and business banking, corporate banking and corporate finance functions. She served as Chancellor of Toronto Metropolitan University between 2018 and 2024 and currently serves as a Board member. Ms. Fukakusa serves as a Board Chair and director of the Japanese Canadian Cultural Centre, is past Chair of The Princess Margaret Cancer Foundation and past founding Chair of Canadian Infrastructure Bank, a Crown Corporation. Ms. Fukakusa was appointed Member of the Order of Canada in 2021.

Ms. Fukakusa is a Fellow Chartered Professional Accountant, who currently serves on the audit committee of three other public companies, in addition to her service on Brookfield’s Audit Committee. Given Ms. Fukakusa’s previous CFO and CAO experience coupled with her professional training, the Board has determined that her simultaneous service on the audit committees of three other public companies will not impair her ability to effectively serve on Brookfield’s Audit Committee and shareholders would benefit from her expertise.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2020 – Present
	Audit Committee, Chair			RioCan Real Estate Investment Trust	2021 – Present
				Loblaw Companies Limited Cineplex Inc.	2019 – Present 2017 – Present
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	25,306	29,685
	2024	25,306	23,859	54,991	Met
	Change	—	5,826

Maureen Kempston Darkes, O.C., O.Ont.(a)

Age: 76

Director since: 2008 (Independent)(b)

Areas of Expertise:

CEO experience, Government and Public Policy, International Affairs, Infrastructure, Energy and Power

Ms. Kempston Darkes is the retired Group Vice-President and President, Latin America, Africa and Middle East of General Motors Corporation, a motor vehicle manufacturer. She was appointed to the Government of Canada’s Science, Technology & Innovation Council in 2013. In 2000, Ms. Kempston Darkes was appointed an Officer of the Order of Canada.

Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
Board			Brookfield Corporation	2008 – Present
Risk Management Committee, Chair			Enbridge Inc.	2010 – 2021
Management Resources and Compensation Committee			Canadian National Railway Company	1995 – 2021
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
Year	Class A Shares(e)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
2025	—	108,740
2024	—	105,413	108,740	Met
Change	—	3,327

2025 MANAGEMENT INFORMATION CIRCULAR/ 11

Frank J. McKenna, P.C., O.C., O.N.B.(a) Age: 77 Director since: 2006 (Independent)(b) Areas of Expertise: Government and Public Policy, Energy and Power, Manufacturing, Natural Resources

Mr. McKenna is Chair of the Board of Brookfield Corporation, a position he has held since August 2010. Mr. McKenna is Deputy Chair of TD Bank Group, a financial institution, a position he has held since 2006 and currently serves as Chair of the compensation committee for Canadian Natural Resources Limited’s Board of Directors. Mr. McKenna is a former Ambassador of Canada to the U.S.A. and was elected as Premier of the Province of New Brunswick from 1987 until 1997.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board, Chair			Brookfield Corporation	2006 – Present
	Governance and Nominating Committee, Chair			Canadian Natural Resources Limited	2006 – Present
				Anaergia Inc.	2020 – 2024
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	6,405	365,523
	2024	6,405	351,285	371,928	Met
	Change	—	14,238

Hutham S. Olayan(a) Age: 71 Director since: 2021 (Independent)(b) Areas of Expertise: CEO experience, Asset Management, International Affairs, Infrastructure, Financial Services, Real Estate

Ms. Olayan is Chair of the Shareholders Board of The Olayan Group (the “Group”), a private international investor that also has commercial operations in the Middle East. She has been a director of the Group since 1981. Prior to her current role, she was Chair of the Corporate Board of the Group until 2024 and President and CEO of Olayan America and its US affiliates, until 2018, in which role she led the Group’s investment activity in the Americas for more than 30 years.

Ms. Olayan serves on the board of the Peter G. Peterson Institute for International Economics and the board of Memorial Sloan Kettering Cancer Center among other private and public memberships. Ms. Olayan is Trustee Emeritus of the American University of Beirut, as well as a member of AUB’s International Advisory Council. She is also a member of the Stanford University Global Advisory Council.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2021 – Present
	Governance and Nominating Committee			Morgan Stanley	2006 – 2021
	Risk Management Committee			International Business Machines Corporation (IBM)	2016 – 2019
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	35,000	23,433
	2024	35,000	18,339	58,433	Met
	Change	—	5,094

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Satish C. Rai(a) Age: 62 Director since: 2025 (Independent)(b) Areas of Expertise: Energy and Power; Natural Resources; Accounting; Infrastructure; Private Equity; Real Estate; Asset Management

Mr. Rai previously served as a director of Brookfield Asset Management Ltd. from 2023 to 2025. Mr. Rai was formerly the Chief Investment Officer at OMERS overseeing all asset classes globally. Prior to joining OMERS in January 2015, he served as Chief Investment Officer at TD Asset Management. Mr. Rai is currently Chair of Richcraft Properties and Vice-Chair of Forum Asset Management. In addition, he serves on the Board of Fairfax India, and Second Harvest. He is a past member of the respective Boards of the University of Waterloo, Michael Garron Hospital Foundation (formerly Toronto East General Hospital Foundation), Toronto Global and Women in Capital Markets. In 2006 he received the Alumni Achievement Medal from Waterloo’s Faculty of Mathematics. Mr. Rai holds both a Bachelor of Mathematics (University of Waterloo) and a CFA and is a member of the Young Presidents’ Organization/World Presidents’ Organization.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2025 – Present
				Brookfield Asset Management Ltd.	2023 – 2025
				Fairfax India Holdings Corporation	2021 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	332,503	198	332,701	Met

Diana L. Taylor(a)(n) Age: 70 Director since: 2012 (Independent)(b) Areas of Expertise: Government and Public Policy, Financial Services, Real Estate

Ms. Taylor started her career as an investment banker for 15 years, and then moved to private equity. She also served as the Superintendent of Banks for the State of New York, Deputy Secretary to the Governor of New York and Chief Financial Officer for the Long Island Power Authority. She currently sits on corporate boards, and chairs four not for profits, Accion, the New York City Ballet, Hotbread Kitchen and Friends of Hudson River Park.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2012 – Present
	Governance and Nominating Committee			Citigroup Inc.	2009 – Present
	Management Resources and Compensation Committee, Chair			Sotheby’s	2007 – 2019
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	—	120,641
	2024	—	114,618	120,641	Met
	Change	—	6,023

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Justin B. Beber(a) Age: 56 New Director Nominee (Affiliated and Management)(c)(d) Areas of Expertise: Infrastructure, Asset Management, Private Equity

Mr. Beber is Chief Operating Officer of Brookfield Corporation and, in this role, he has primary oversight of Brookfield’s corporate operations, including corporate strategy, human resources, risk management, technology, legal, compliance, and internal audit activities. Mr. Beber joined Brookfield in 2007 and has held a variety of senior roles including, Chief Administrative Officer and Chief Legal Officer of Brookfield Asset Management, as well as Head of Strategic Initiatives for Brookfield’s Infrastructure Group. Prior to Brookfield, he was a partner with a leading Toronto-based law firm, where his practice focused on corporate finance, mergers & acquisitions, and private equity.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board Nominee			Brookfield Asset Management Ltd.	2022 – 2023

Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	2,168,542	41,310	2,209,852	Met

The following eight individuals are nominated for election as directors by the holders of BN’s Class B Shares.

Howard S. Marks(a) Age: 79 Director since: 2020 (Affiliated)(c) Areas of Expertise: CEO experience, Asset Management, Financial Services, Credit

Mr. Marks is the Co-Chairman of Oaktree Capital Group, a global alternative asset manager approximately 73.96% owned by Brookfield with a diversified mix of opportunistic, value-oriented, and risk-controlled investments across credit and other investment offerings. Since the formation of Oaktree in 1995, Mr. Marks has been responsible for ensuring the firm’s adherence to its core investment philosophy; communicating closely with clients concerning products and strategies; and contributing his experience to big-picture decisions relating to investments and corporate direction. Mr. Marks is a Trustee and member of the Investment Committee at the Metropolitan Museum of Art. He is a member of the Investment Committee of the Royal Drawing School, serves on the Shanghai International Financial Advisory Council and the Advisory Board of Duke Kunshan University.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2020 – Present
				Oaktree Capital Management	1995 – Present

	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	800,670	28,944
	2024	808,260	23,814	829,614	Met
	Change	(7,590)	5,130

2025 MANAGEMENT INFORMATION CIRCULAR/ 14

Rafael Miranda(a) Age: 75 Director since: 2017 (Independent)(b) Areas of Expertise: CEO experience, International Affairs, Energy and Power, Infrastructure, Manufacturing, Real Estate

Mr. Miranda is the retired Chief Executive Officer of Endesa, S.A., the largest electric utility company in Spain, where he served as Managing Director and as Chief Executive Officer from 1987 to 1997 and 2009, respectively. Mr. Miranda is Honorary Chairman of Eurelectric, the European Electricity Association, and served until June 2022 as the Chairman of the Board of Directors of Acerinox, S.A., a Spanish stainless steel manufacturing conglomerate.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2017 – Present
	Audit Committee			Nicolas Correa S.A.	2017 – Present
	Management Resources and Compensation			Acerinox, S.A.	2014 – 2022
	Committee			Hispania Activos Inmobiliarios, S.A.	2014 – 2019
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	—	51,804
	2024	—	46,031	51,804	Met
	Change	—	5,773

Lord O’Donnell(a) Age: 72 Director since: 2013 (Affiliated)(c) Areas of Expertise: Government and Public Policy, Economic Policy, Financial Services, International Affairs

Lord O’Donnell is currently the Ambassador of Frontier Economics Ltd., a microeconomics consultancy, and a senior advisor to Brookfield Corporation in Europe, Lord O’Donnell is also President of the Council of the Institute for Fiscal Studies (IFS), Honorary President for Pro Bono Economics, Visiting Professor at London School of Economics and University College London, and a Trustee of the Economist. He served as the Cabinet Secretary and head of the British Civil Service between 2005 and 2011. Prior to this, Lord O’Donnell served as the Permanent Secretary of the U.K. Treasury from 2002 to 2005 and served on the International Monetary Fund and World Bank Boards. Lord O’Donnell became a member of the House of Lords in 2012.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2013 – Present

	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	79,018	87,033
	2024	79,018	81,229	166,051	Met
	Change	—	5,804

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Jeffrey M. Blidner(a) Age: 77 Director since: 2013 (Affiliated and Management)(c)(d) Areas of Expertise: Growth initiatives, Strategic planning, Infrastructure, Energy and Power, Real Estate

Mr. Blidner is a Vice Chair of Brookfield Corporation. Mr. Blidner is also the Chair of Brookfield Renewable Partners L.P. and Brookfield Property REIT Inc., as well as a director of numerous other Brookfield affiliates. Mr. Blidner was formerly the Chair of Brookfield Business Partners L.P. Before joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2013 – Present
				Brookfield Business Corporation	2022 – Present
				Brookfield Infrastructure Corporation	2020 – Present
				Brookfield Renewable Corporation	2020 – Present
				Brookfield Property REIT Inc.	2018 – Present
				Brookfield Business Partners L.P.	2016 – Present

				Brookfield Property Partners L.P.	2013 – Present
				Brookfield Renewable Partners L.P.	2011 – Present
				Brookfield Infrastructure Partners L.P.	2010 – Present
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)(g)(i)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	9,581,422	1,207,785
	2024	9,815,553	1,191,592	10,789,207	Met
	Change	(234,131)	16,193

Jack L. Cockwell, C.M.(a) Age: 84 Director since: 1979 (Affiliated)(c) Areas of Expertise: CEO experience, Infrastructure, Energy and Power, Real Estate, Natural Resources

Mr. Cockwell is Chairman of Brookfield Partners Foundation, was the Founding Partner of the Brookfield Partners Partnership in 1995, and has been associated with Brookfield Corporation in numerous capacities including as Chief Executive Officer, since 1968. Mr. Cockwell is a Heritage Governor of the Royal Ontario Museum, and an Honorary Member of the Toronto Metropolitan University’s Board of Governors.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	1979 – Present
				Rogers Communications Inc.	2021 – 2023
				Norbord Inc.	1987 – 2021
	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)(g)(j)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	38,954,036	—
	2024	42,558,684	1,518,425	38,954,036	Met
	Change	(3,604,648)	(1,518,425)

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Bruce Flatt(a) Age: 59 Director since: 2001 (Affiliated and Management)(c)(d) Areas of Expertise: CEO experience

Mr. Flatt is the Chief Executive Officer of Brookfield Corporation and Brookfield Asset Management Ltd. Mr. Flatt joined Brookfield Corporation in 1990 and became Chief Executive Officer in 2002. Mr. Flatt has been on numerous public company boards over the past three decades and does not currently sit on any external corporate boards.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2001 – Present
				Brookfield Asset Management Ltd.	2022 – Present

	Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)(g)(k)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	70,205,388	2,161,324
	2024	71,521,914	2,147,257	72,366,712	Met
	Change	(1,316,526)	14,067

Brian D. Lawson(a) Age: 65 Director since: 2018 (Affiliated and Management)(c)(d) Areas of Expertise: CFO experience, Infrastructure, Energy and Power, Real Estate, Private Equity

Mr. Lawson is a Vice Chair of Brookfield Corporation and in this role provides guidance and advice on Brookfield Corporation’s finance and risk management activities. Mr. Lawson joined Brookfield Corporation in 1988 and has held a number of senior management positions in Brookfield Corporation’s investment and finance operations including as Chief Financial Officer of Brookfield Corporation from 2002 to 2020. In 2013, Mr. Lawson was named Canada’s CFO of the Year.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board			Brookfield Corporation	2018 – Present
				Partners Value Investments Inc.	2016 – Present
				Partners Value Split Corp.	2001 – Present
				Partners Value Investments L.P.	2016 – 2023
				TerraForm Power, Inc.	2017 – 2020
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)(g)(l)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	17,160,468	2,111,928
	2024	17,957,601	2,098,181	19,272,396	Met
	Change	(797,133)	13,747

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Samuel J.B. Pollock(a) Age: 58 New Director Nominee (Affiliated and Management)(c)(d) Areas of Expertise: CFO experience, Infrastructure, Real Estate; Private Equity; Energy and Power

Mr. Pollock is Chief Executive Officer of Brookfield’s Infrastructure business and Brookfield Infrastructure Partners. In this role, he is responsible for investment, operations and the expansion of the infrastructure business. Since joining Brookfield in 1994, Mr. Pollock has held a number of senior positions across the organization, including leading Brookfield’s corporate investment group and its private equity business.

	Brookfield Corporation Board/Committee Membership			Public Board Membership During Last Five Years
	Board Nominee			TWC Enterprises Limited	2008 - Present

				Brookfield Asset Management Ltd.	2022 – 2025
Number of Class A Shares and Deferred Share Units (DSUs) Beneficially Owned, Controlled or Directed
	Year	Class A Shares(e)(g)(m)	DSUs	Total Number of Shares and DSUs	Date at which Share Ownership Guideline is to be Met(f)
	2025	22,876,211	1,940,070	24,816,281	Met

(a)	Mses. M. Elyse Allan and Janice Fukakusa and Messrs. Satish C. Rai, Justin B. Beber, Jeffrey M. Blidner, Jack L. Cockwell, Brian D. Lawson and Samuel J.B. Pollock principally live in Ontario, Canada. Mr. Frank J. McKenna principally lives in Ontario, Canada and New Brunswick, Canada. Mr. Rafael Miranda principally lives in Madrid, Spain. Mses. Diana L. Taylor and Hutham S. Olayan and Messrs. Howard S. Marks and Bruce Flatt principally live in New York, U.S. Ms. Maureen Kempston Darkes principally lives in Florida, U.S. and Ontario, Canada. Lord O’Donnell principally lives in London, U.K.

(b)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.

(c)	“Affiliated” refers to a director nominee who (i) owns greater than a de minimis interest in BN (exclusive of any securities compensation earned as a director) or (ii) within the last two years has directly or indirectly (a) been an officer of or employed by BN or any of its affiliates, (b) performed more than a de minimis amount of services for BN or any of its affiliates, or (c) had any material business or professional relationship with BN other than as a director of BN. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in BN to themselves and to BN.

(d)	“Management” refers to director nominees who are current members of management of BN and its affiliates. Mr. Flatt is the Chief Executive Officer of BN, Messrs. Blidner and Lawson are Vice Chairs of BN and Mr. Beber is Chief Operating Officer of BN. Mr. Pollock is the Chief Executive Officer of Brookfield’s Infrastructure business and Brookfield Infrastructure Partners. None of these individuals receive compensation in their capacity as directors of BN (see “Director Compensation” on page 46 of this Circular). All director nominees who are also current members of management are, by definition, “Affiliated”.

(e)	Number of Class A Shares includes the Exchangeable Class A Shares.

(f)	The Share Ownership Guidelines for directors is to hold Class A Shares, Exchangeable Class A Shares, DSUs (as defined on page 30 of this Circular) or Restricted Shares (as defined on page 60 of this Circular) with a value equal to three times their annual director’s retainer. See “Director Share and DSU Ownership Requirements” on page 49 of this Circular for further information. The value of three times the annual retainer for each non-management director and for the Chair is $750,000 and $1,800,000, respectively. As of April 17, 2025, the number of shares required to satisfy the non-management director and Chair Share Ownership Guideline is 15,091 and 36,218, respectively (calculated by dividing the respective Share Ownership Guideline expressed in dollar value by the price of Class A Shares on the NYSE as at the close of market on April 17, 2025). Messrs. Beber, Blidner, Flatt, Lawson and Pollock each hold Class A Shares, DSUs or Restricted Shares with a value equal to more than five times their annual base salary (“Base Salary”). The value of five times the Base Salary for Messrs. Beber, Blidner, Flatt, Lawson and Pollock is $3,750,000, $2,190,000, $1,875,000, $2,190,000 and $3,750,000, respectively, converted at the average exchange rate for 2024 of C$1.00 = US$0.7300. As of April 17, 2025, the number of shares required to equal five times the Base Salary for Messrs. Beber, Blidner, Flatt, Lawson, and Pollock is 75,453, 44,065, 37,727, 44,065 and 75,453, respectively (calculated by dividing the amount that is five times the individual’s Base Salary by the price of Class A Shares on the NYSE as at the close of market on April 17, 2025). See “Share Ownership Guidelines” on page 63 of this Circular and “Summary Compensation Table” on page 69 of this Circular for further information.

(g)	The figures in this column include (i) the director’s Class A Shares and Exchangeable Class A Shares, held directly and indirectly, including under the Restricted Stock Plan; (ii) the director’s pro rata interests in Class A Shares and Exchangeable Class A Shares held by PVI (on a consolidated and fully diluted basis); and (iii) the director’s Escrowed Shares (as defined on page 62 of this Circular), which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each entity, the value of the Class A Shares and Exchangeable Class A Shares held by each entity and their net liabilities and preferred share obligations. (See “Principal Holders of Voting Shares” on page 7 of this Circular for further information on PVI and “Escrowed Stock Plan” on pages 74 to 76 of this Circular for further information on Escrowed Shares).

(h)	Mr. Beber holds 620,894 Class A Shares and Exchangeable Class A Shares directly and indirectly which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (g).

(i)	Mr. Blidner holds 3,954,113 Class A Shares and Exchangeable Class A Shares directly and indirectly and held 3,979,113 Class A Shares directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (g).

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(j)	Mr. Cockwell holds 17,979,226 Class A Shares and Exchangeable and Class A Shares directly and indirectly and held 19,094,226 Class A Shares directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (g).
(k)	Mr. Flatt holds 18,018,523 Class A Shares and Exchangeable Class A Shares directly and indirectly and held 18,018,523 Class A Shares directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (g).
(l)	Mr. Lawson holds 6,470,982 Class A Shares and Exchangeable Class A Shares directly and indirectly and held 6,450,589 Class A Shares directly and indirectly as of the date of last year’s Circular, which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (g).
(m)	Mr. Pollock holds 8,178,187 Class A Shares and Exchangeable Class A Shares directly and indirectly which in each case excludes his pro rata interests held in Class A Shares referenced above in clause (ii) and (iii) of (g).
(n)	Ms. Taylor served as Vice Chair of Solera Capital LLC when its subsidiary, Calypso St. Barth, filed for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code on November 29, 2017.

Summary of 2025 Nominees for Director

The following summarizes the qualifications of the 2025 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:
• High personal and professional integrity and ethics	• A commitment to sustainability and social issues
• A proven record of success	• An inquisitive and objective perspective
• Experience relevant to BN’s global activities	• An appreciation of the value of good corporate governance

If the Amendment Resolution is passed by shareholders at the meeting, the Board will be comprised of 16 directors, which BN considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of BN and provide strategic advice to management. BN reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

Class A Director Nominees	Corporate Strategy and Business Development	Mergers & Acquisitions	Finance and Capital Allocation	Leadership of a Large / Multifaceted Organization	Legal and Regulatory	Risk Management	Sustainability Matters	Climate Expertise	Industry Experience
M. Elyse Allan	✓			✓		✓	✓		Government and Public Policy, Energy and Power, Healthcare, Infrastructure, Manufacturing, Natural Resources
Janice Fukakusa	✓	✓	✓	✓		✓	✓		Government and Public Policy, Financial Services, Economic Policy
Maureen Kempston Darkes	✓			✓	✓	✓	✓		Government and Public Policy, International Affairs, Infrastructure; Energy and Power
Frank J. McKenna	✓	✓			✓		✓		Government and Public Policy, Energy and Power, Manufacturing, Natural Resources
Hutham S. Olayan	✓	✓	✓	✓		✓	✓		Asset Management, International Affairs, Infrastructure, Financial Services, Real Estate
Satish C. Rai	✓	✓	✓	✓		✓			Energy and Power; Natural Resources; Accounting; Infrastructure; Private Equity; Real Estate; Asset Management

2025 MANAGEMENT INFORMATION CIRCULAR/ 19

Diana L. Taylor	✓	✓		✓	✓		✓	✓	Government and Public Policy, Financial Services, Real Estate
Justin B. Beber	✓	✓		✓	✓	✓	✓	✓	Infrastructure, Asset Management, Private Equity

Class B Director Nominees	Corporate Strategy and Business Development	Mergers & Acquisitions	Finance and Capital Allocation	Leadership of a Large / Multifaceted Organization	Legal and Regulatory	Risk Management	Sustainability Matters	Climate Expertise	Industry Experience
Jeffrey M. Blidner	✓	✓			✓	✓	✓		Infrastructure, Energy and Power, Real Estate
Jack L. Cockwell	✓	✓	✓	✓			✓		Infrastructure, Energy and Power, Real Estate, Natural Resources
Bruce Flatt	✓	✓	✓	✓		✓	✓		Infrastructure, Energy and Power, Real Estate, Private Equity
Brian D. Lawson				✓		✓	✓		Infrastructure, Energy and Power, Real Estate, Private Equity
Samuel J.B. Pollock	✓	✓	✓	✓		✓	✓		Infrastructure, Real Estate, Private Equity, Energy and Power
Howard S. Marks	✓		✓	✓		✓			Asset Management, Financial Services, Credit
Rafael Miranda	✓	✓	✓	✓		✓	✓		International Affairs, Energy and Power, Infrastructure, Manufacturing, Real Estate
Lord O’Donnell	✓			✓	✓	✓	✓		Government and Public Policy, Economic Policy, Financial Services, International Affairs

Director Ownership in Brookfield Entities

Below is a description of the securities in Brookfield entities that are beneficially owned, directly or indirectly, or controlled or directed by each director nominee. Director nominees who do not beneficially own, directly or indirectly, or control or direct any securities in these entities have been excluded from the description below.

No. of Securities
Class A Director Nominee	Brookfield Business Partners L.P.(a)	Brookfield Infrastructure Partners L.P.(b)	Brookfield Renewable Partners L.P.(c)	Brookfield Asset Management Ltd.(d)
M. Elyse Allan	—	—	—	375 BAM Class A Shares
Justin B. Beber	—	—	—	924,119 BAM Class A Shares
Janice Fukakusa	—	—	—	6,326 BAM Class A Shares
Frank J. McKenna	—	6,000 BIP LP Units 666 BIPC Class A Shares	13,343 BEP LP Units 3,336 BEPC Class A Shares	1,601 BAM Class A Shares
Hutham S. Olayan	—	—	—	4,575 BAM Class A Shares
Satish C. Rai	—	—	—	83,125 BAM Class A Shares

2025 MANAGEMENT INFORMATION CIRCULAR/ 20

No. of Securities
Class B Director Nominees	Brookfield Business Partners L.P.(a)	Brookfield Infrastructure Partners L.P.(b)	Brookfield Renewable Partners L.P.(c)	Brookfield Asset Management Ltd.(d)
Jeffrey M. Blidner	35,189 BBU LP Units 17,594 BBUC Class A Shares	14,323 BIP LP Units 1,590 BIPC Class A Shares	—	2,235,902 BAM Class A Shares
Jack L. Cockwell	225,804 BBU LP Units 112,902 BBUC Class A Shares	104,044 BIP LP Units	—	8,831,342 BAM Class A Shares
Bruce Flatt	224,402 BBU LP Units 98,456 BBUC Class A Shares	192,489 BIP LP Units 21,387 BIPC Class A Shares	15,000 BEP LP Units 3,750 BEPC Class A Shares	15,419,584 BAM Class A Shares
Brian D. Lawson	92,413 BBU LP Units 46,206 BBUC Class A Shares	29,377 BIP LP Units 3,264 BIPC Class A Shares	5,550 BEP LP Units 1,387 BEPC Class A Shares	3,591,910 BAM Class A Shares
Samuel J. B. Pollock	90,288 BBU LP Units 45,143 BBUC Class A Shares	289,664 BIP LP Units 27,403 BIPC Class A Shares	143,000 BEP LP Units	7,045,717 BAM Class A Shares
Howard S. Marks	—	—	—	202,065 BAM Class A Shares
Lord O’Donnell	—	—	—	19,754 BAM Class A Shares

(a)	Brookfield Business Corporation Class A exchangeable subordinate voting shares (“BBUC Class A Shares”) are structured to provide an economic return equivalent to units in Brookfield Business Partners L.P. (“BBU LP Units”) through a traditional corporate structure. Each BBUC Class A Share has the same distribution as a BBU LP Unit and is exchangeable for one BBU LP Unit.
(b)	Brookfield Infrastructure Corporation Class A exchangeable subordinate voting shares (“BIPC Class A Shares”) are structured to provide an economic return equivalent to units in Brookfield Infrastructure Partners L.P. (“BIP LP Units”) through a traditional corporate structure. Each BIPC Class A Share has the same distribution as a BIP LP Unit and is exchangeable for one BIP LP Unit.
(c)	Brookfield Renewable Corporation Class A exchangeable subordinate voting shares (“BEPC Class A Shares”) are structured to provide an economic return equivalent to units in Brookfield Renewable Partners L.P. (“BEP LP Units”) through a traditional corporate structure. Each BEPC Class A Share has the same distribution as a BEP LP Unit and is exchangeable for one BEP LP Unit.
(d)	The figures in this column include (i) the director’s Class A limited voting shares of BAM (“BAM Class A Shares”) held directly and indirectly; (ii) the director’s pro rata interests in BAM Class A Shares held by PVI (on a consolidated and fully diluted basis); and (iii) the director’s BAM escrowed shares governed by BAM’s Escrowed Stock Plan, which also represent an indirect pro rata interest in BAM Class A Shares.

2024 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings. Directors may participate by video or teleconference if they are unable to attend in person. The table below shows the number of Board and committee meetings each director attended in 2024. The director nominees standing for re-election attended, on average, approximately 97% of the Board meetings in 2024. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Class A Directors(a)	Independent	Board	Audit Committee	Governance and Nominating Committee	Management Resources and Compensation Committee	Risk Management Committee	All
M. Elyse Allan	yes	8 of 8	—	—	—	4 of 4	12 of 12	100%
Angela F. Braly	yes	8 of 8	8 of 8	—	—	—	16 of 16	100%
Janice Fukakusa	yes	8 of 8	8 of 8	—	—	—	16 of 16	100%
Maureen Kempston Darkes	yes	8 of 8	—	—	2 of 2	4 of 4	14 of 14	100%
Frank J. McKenna	yes	8 of 8	—	5 of 5	—	—	13 of 13	100%
Hutham S. Olayan	yes	8 of 8	—	5 of 5	—	4 of 4	17 of 17	100%
Diana L. Taylor	yes	8 of 8	—	5 of 5	1 of 2	—	14 of 15	93%
(a) Ms. Angela F. Braly stepped down from the Board on March 17, 2025. Mr. Satish C. Rai was appointed to the Board on March 17, 2025 and did not attend any board meetings in 2024. Mr. Justin B. Beber is a new director nominee for the meeting and did not attend any Board meetings in 2024.

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Class B Directors(a)	Independent	Board	Audit Committee	Governance and Nominating Committee	Management Resources and Compensation Committee	Risk Management Committee	All
Jeffrey M. Blidner	no	8 of 8	—	—	—	—	8 of 8	100%
Jack L. Cockwell	no	8 of 8	—	—	—	—	8 of 8	100%
Bruce Flatt	no	8 of 8	—	—	—	—	8 of 8	100%
Brian D. Lawson	no	8 of 8	—	—	—	—	8 of 8	100%
Howard S. Marks(b)	no	4 of 8	—	—	—	—	4 of 8	50%
Rafael Miranda	yes	8 of 8	8 of 8	—	2 of 2	—	17 of 17	100%
Lord O’Donnell	no	8 of 8	—	—	—	—	8 of 8	100%

(a) Mr. Samuel J.B. Pollock is a new director nominee for the meeting and did not attend any Board meetings in 2024 as a director.

(b) Mr. Howard S. Marks’ absences were determined by the Board to have been due to extenuating circumstances that were temporary in nature.

2024 Director Voting Results

Below are the results of the vote of holders of Class A Shares for the election of directors at BN’s Annual and Special Meeting of Shareholders held on June 7, 2024.

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	1,204,951,009	99.68	3,833,424	0.32
Angela F. Braly	1,204,095,996	99.61	4,688,437	0.39
Janice Fukakusa	1,197,222,367	99.04	11,562,066	0.96
Maureen Kempston Darkes	1,164,733,384	96.36	44,051,049	3.64
Frank J. McKenna	1,111,121,620	91.92	97,662,813	8.08
Hutham S. Olayan	1,199,961,831	99.27	8,822,602	0.73
Diana L. Taylor	1,179,201,320	97.55	29,583,113	2.45

At that same meeting, the holder of the Class B Shares voted all 85,120 Class B Shares for each of the seven directors nominated for election by this shareholder class, namely Messrs. Jeffrey M. Blidner, Jack L. Cockwell, Bruce Flatt, Brian D. Lawson, Howard S. Marks, Rafael Miranda and Lord O’Donnell.

4.	Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP (“Deloitte”) as the external auditor of BN. Deloitte is the principal external auditor of BN and its publicly traded subsidiaries (other than Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation). Deloitte has served as the external auditor of BN since its formation. The appointment of the external auditor must be approved by a majority of the votes cast by holders of Class A Shares who vote in respect of the resolution, and by the holder of Class B Shares, each voting as a separate class.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be withheld from voting in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Aggregate fees billed to BN and its subsidiaries for the fiscal year ended December 31, 2024 by Deloitte amounted to approximately $127.8 million, of which $121.6 million represented audit and audit-related fees.

From time to time, Deloitte also provides consultative and other non-audit services to BN and its subsidiaries pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

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The following table sets forth further information on the fees billed by Deloitte to BN and its subsidiaries on a consolidated basis for the fiscal years ended December 31, 2024 and December 31, 2023.

	2024			2023
$ millions	BN	Subsidiaries of BN	Total	BN	Subsidiaries of BN	Total
Audit	$2.2	$44.1	$46.3	$2.3	$76.8	$79.1
Audit-related	—	75.3	75.3	—	30.6	30.6
Tax	—	5.3	5.3	—	7.1	7.1
All other fees	—	0.9	0.9	—	0.7	0.7
Total fees	$2.2	$125.6	$127.8	$2.3	$115.2	$117.5

Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of BN, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters and consents relating to certain documents filed with securities regulatory authorities.

Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among other things: statutory audits of our subsidiaries, employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Tax fees are principally for assistance in tax return preparation and tax advisory services. All other fees include fees for certain permissible consulting and advisory services.

The Audit Committee has received representations from Deloitte regarding its independence and has considered the relations described above in arriving at its determination that Deloitte is independent of BN.

5.	Advisory Resolution on Approach to Executive Compensation

BN believes that its compensation objectives and approach to executive compensation strongly align the interests of management with the long-term interests of shareholders. Details of BN’s approach to executive compensation is disclosed in the “Compensation Discussion and Analysis” beginning on page 50 of this Circular.

BN has a policy providing that holders of Class A Shares have the opportunity to cast an advisory vote on BN’s approach to executive compensation on an annual basis. This policy reflects BN’s ongoing efforts to meet its objectives and ensure a high level of shareholder engagement.

The Board, with Messrs. Blidner, Flatt and Lawson abstaining, unanimously recommends that holders of Class A Shares vote in favor of the following advisory resolution (the “Say on Pay Resolution”):

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the holders of Class A Limited Voting Shares accept the approach to executive compensation disclosed in this Circular.

On any ballot that may be called for on the Say on Pay Resolution, the management representatives designated on the form of proxy intend to cast the votes to which the shares represented by such proxy are entitled FOR the Say on Pay Resolution, unless the shareholder has specified in the form of proxy that the shares represented by such proxy are to be voted against the Say on Pay Resolution.

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2024 Results of the Advisory Resolution on BN’s Approach to Executive Compensation

Below are the results of the vote of holders of Class A Shares on the advisory resolution on BN’s Approach to Executive Compensation at the Annual and Special Meeting of Shareholders held on June 7, 2024.

Votes For	%	Votes Against	%
1,155,604,172	95.6	53,179,908	4.4

Advisory Vote

The Say on Pay Resolution is an advisory vote and, accordingly, the results are not binding upon the Board. However, the Board and the Compensation Committee (as defined on page 25 of this Circular) of the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions. The Board welcomes comments and questions on BN’s executive compensation practices. Shareholders who wish to contact the Chair or other Board members can do so through the Corporate Secretary of BN.

6.	Shareholder Proposal

Shareholders will be asked to consider a shareholder proposal from Salal Foundation and Shift Action for Pension Wealth and Planet Health represented by the Investors for Paris Compliance (I4PC) (the “Shareholder”) relating to transition investing strategies (the “Shareholder Proposal”), as more particularly described in Part Six of this Circular. The Board unanimously recommends that the shareholders vote AGAINST the Shareholder Proposal for the reasons set out in Part Six of this Circular.

The Shareholder Proposal must be approved by a majority of the votes cast by the holders of Class A Shares who vote in respect of the proposal, and by the holder of Class B Shares, each voting as a separate class.

On any ballot that may be called in respect of a vote on the Shareholder Proposal, the management representatives designated on the form of proxy intend to vote such shares AGAINST the Shareholder Proposal, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be voted for the Shareholder Proposal.

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PART THREE – STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance

BN is committed to good corporate governance. As such, we aim to continue to strengthen Board and management accountability to maintain public trust in BN, and promote the long-term interests of BN and our shareholders.

Corporate Governance

•    8 independent director nominees

•    Separate Chair and CEO

•    Private sessions of independent directors after each Board and committee meeting

•    Only independent directors on Audit, Governance and Nominating, and Management Resources and Compensation Committees

•    Risk oversight by the Board and the Risk Management and Audit Committees

•    Oversight of sustainability matters

•    Board and committee self-evaluations

•    Directors attended on average approximately 97% of meetings held

•    Robust Code of Business Conduct and Ethics

•    Board Diversity Policy

Shareholder Rights • Annual election of directors • Majority voting for directors • Cumulative voting for directors • Active shareholder engagement

Compensation

•    Executive compensation program with emphasis on long-term incentives where rewards are reflective of strong performance over time (described in more detail in the “Compensation Discussion and Analysis” section of this Circular)

•    Director share ownership guidelines requiring directors to hold shares and share units having a value of at least 3 times their annual retainer

•    Independent directors required to take 50% of their annual retainer in deferred share units, regardless of existing ownership

•    Share retention policy of at least 5 times annual salary and post-exercise hold period requirements for executives

•    Executives’ incentive awards/equity compensation subject to clawback

•    Anti-hedging, short sale and pledging restrictions

BN’s comprehensive corporate governance policies and practices are consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). They are also consistent with the guidelines adopted by the Canadian Securities Administrators (“CSA”) and the TSX.

Board of Directors

Mandate of the Board

The Board oversees the management of BN’s business and affairs directly and through four committees: the Audit Committee, the Governance and Nominating Committee (the “Governance Committee”), the Management Resources and Compensation Committee (the “Compensation Committee”) and the Risk Management Committee (each, a “Committee” and collectively, the “Committees”). The responsibilities of the Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by the Board. All Board and Committee charters are posted on BN’s website, https://bn.brookfield.com under “Corporate Governance”. The Board charter is also attached as Appendix A to this Circular.

The Board is responsible for:

•	overseeing BN’s long-term strategic planning process and reviewing and approving its annual business plan;

•	overseeing management’s approach to managing the key risks facing BN;

•	safeguarding shareholders’ equity interests through the optimum utilization of BN’s capital resources;

•	promoting effective corporate governance;

•	overseeing BN’s sustainability program and related practices;

•	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;

•	assessing management’s performance against approved business plans;

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•	appointing the Chief Executive Officer (the “CEO”), overseeing the CEO’s selection of other members of senior management and reviewing succession planning; and

•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements.

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”), which sets out BN’s expectations for personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance, and resignation events. Directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings other than where, in the determination of the Board, such inability to attend at least 75% of meetings is due to illness or other extenuating circumstances that are expected to be temporary or (ii) if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities, or experience other changes in personal or professional circumstances that could adversely affect BN or their ability to serve as a director. The Charter of Expectations is reviewed annually and a copy is posted on BN’s website, https://bn.brookfield.com under “Corporate Governance.”

Meetings of the Board

The agenda for each Board meeting is set by the Chair, in consultation with the CEO, Chief Financial Officer (the “CFO”) and Corporate Secretary, before circulation to the full Board.

In 2024, the Board met twice each quarter: once to review and approve BN’s quarterly earnings and consider dividend payments and once to review specific items of business, including transactions and strategic initiatives. Going forward, the Board will meet once a quarter, to review and approve BN’s quarterly earnings, consider dividend payments and to review specific items of business, including transactions and strategic initiatives. The Board holds additional meetings as necessary to consider special business. The Board also meets once a year to review BN’s annual business plan and long-term strategy.

In 2024, there were eight scheduled Board meetings. In addition, the annual strategy session was held in December 2024.

Four regular meetings and one strategy session are scheduled for 2025.

Meetings of Independent Directors

Private sessions of the independent directors without management and affiliated directors present are held at the end of each regularly scheduled and special Board meeting, as well as at the end of the annual strategy session. Each private session of the Board is chaired by the Chair, who reports back to the CEO on any matters requiring action by management. There were eight private meetings of independent directors in 2024.

Private sessions of the Committees without management and affiliated directors present are also held after each committee meeting, chaired by the respective Committee Chair, who reports back to an appropriate executive on any matters requiring action by management.

Independent Directors

The Board has a policy that the Chair and, other than in temporary circumstances, a majority of its directors will be independent, in order to ensure that the Board operates independent of management and effectively oversees the conduct of management. BN obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Governance Committee of the Board, which evaluates director independence based on the guidelines set forth under applicable securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are an affiliated director (all director nominees who are also current members of management are, by definition, affiliated directors) or an independent director.

The following table shows the directors standing for election at the meeting and whether each nominee will be an Independent(a), Affiliated(b) or Management(c) director.

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Director Nominee	Independent	Affiliated	Management	Reason for Affiliated or Management Status
M. Elyse Allan	✓
Justin B. Beber		✓	✓	Mr. Beber is the Chief Operating Officer of Brookfield Corporation
Jeffrey M. Blidner		✓	✓	Mr. Blidner is a Vice Chair of Brookfield Corporation
Jack L. Cockwell		✓		Mr. Cockwell is a shareholder and director of BAM Partners(d), and the Chairman of Brookfield Partners Foundation
Maureen Kempston Darkes	✓
Bruce Flatt		✓	✓	Mr. Flatt is the CEO of Brookfield Corporation
Janice Fukakusa	✓
Brian D. Lawson		✓	✓	Mr. Lawson is a Vice Chair of Brookfield Corporation
Howard S. Marks		✓		Mr. Marks is the Co-Chairman of Oaktree Capital Group
Frank J. McKenna	✓
Rafael Miranda	✓
Lord O’Donnell		✓		Lord O’Donnell serves as a senior advisor to Brookfield Corporation in Europe
Hutham S. Olayan	✓
Samuel J.B. Pollock		✓	✓	Mr. Pollock is the CEO of Brookfield Infrastructure Partners
Satish C. Rai	✓
Diana L. Taylor	✓

(a)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.
(b)	“Affiliated” refers to a director nominee who (a) owns greater than a de minimis interest in BN (exclusive of any securities compensation earned as a director) or (b) within the last two years has directly or indirectly (i) been an officer of or employed by BN or any of its affiliates, (ii) performed more than a de minimis amount of services for BN or any of its affiliates, or (iii) had any material business or professional relationship with BN other than as a director of BN. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in BN to themselves and to BN.
(c)	“Management” refers to a director nominee who is a current member of management of BN.
(d)	The trustee of the Trust. See “Principal Holders of Voting Shares”.

The Board considers that the eight directors listed as “Independent” above (approximately 50% of the Board) are independent.

Term Limits and Board Renewal

The Governance Committee leads the effort to identify and recruit candidates to join the Board. In this context, the Governance Committee’s view is that the Board should reflect a balance between the experience that comes with longevity of service on the Board and the need for renewal and fresh perspectives.

The Governance Committee does not support a mandatory retirement age, director term limits or other mandatory Board turnover mechanisms because its view is that such policies are overly prescriptive; therefore, BN does not have term limits or other mechanisms that compel Board turnover. The Governance Committee does believe that periodically adding new voices to the Board can help BN adapt to a changing business environment and Board renewal continues to be a priority.

The Governance Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board (see the “Governance and Nominating Committee” section in this Statement of Corporate Governance Practices for further information on BN’s process to identify candidates for election to the Board). Assuming all 16 director nominees are elected at the meeting, five new directors will have joined the Board over the past five years, which represents a turnover of approximately 31% of the Board. The Board tenure profile of BN is set out below.

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Board Diversity Policy

BN is committed to enhancing the diversity of the Board. Our deep roots in many global jurisdictions inform our perspective on diversity and our view that the Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes (but is not limited to) such factors as diversity based on gender, race and ethnicity, as well as diversity of business expertise and international experience.

To achieve the Board’s diversity goals, it has adopted the following written policy:

•	Board appointments will be based on merit, having due regard for the benefits of diversity on the Board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director;

•	In the director identification and selection process, diversity on the Board, including the factors referenced above, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to the Board; and

•	The Board has an ongoing gender diversity target of ensuring at least 30% of directors are women.

The Board reflects a diversity of gender, ethnic and racial backgrounds. Of the 16 director nominees, three directors self-identify as ethnically diverse and five are women. Therefore, if all of the director nominees are elected at the meeting, 19% of the Board will continue to be ethnically diverse, and 63% of the independent directors and approximately 31% of the entire Board will be women, as shown in the gender metrics table below for the director nominees:

Women on the Board

Number	Percentage	Minimum Target Percentage	Target Met
5	31%	30%	Met

The Governance Committee is responsible for implementing the Board diversity policy, monitoring progress towards the achievement of its objectives and recommending to the Board any necessary changes that should be made to the policy.

Director Share Ownership Guidelines

The Charter of Expectations sets forth share ownership requirements of directors, which are in place because BN believes that directors can better represent shareholders if they have economic exposure to BN themselves. BN requires that each

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director hold Class A Shares, Exchangeable Class A Shares, Restricted Shares and/or Deferred Share Units (“DSUs”) in BN having, in the aggregate, a value equal to at least three times the director’s annual retainer fee (“Annual Retainer”), as determined by the Board from time to time. New directors have five years from the date of joining the Board to achieve this minimum economic ownership requirement. All directors are required to take one-half of their Annual Retainer in the form of DSUs.

Director Orientation

BN’s director orientation program consists of private educational sessions with members of senior management and a comprehensive orientation package. These sessions include information on BN’s various businesses, its culture, its corporate governance practices, its approach to sustainability matters and risk management, as well as information regarding the Board and Committees framework in place to manage BN’s affairs and oversee management. Each new director is informed of the expectations that will be placed on them and the commitment they will be asked to make to BN.

Director Education and Site Visits

BN provides regular continuing education for directors. Time is set aside at all regularly scheduled Board meetings for presentations on different areas of BN’s businesses, led by executives responsible for or familiar with these operations. On a rotating basis, directors are provided with an in-depth analysis of a business unit of BN in order to further educate the directors about BN and its business and activities. Directors also receive presentations on new developments and trends in corporate governance and director fiduciary duties as appropriate.

Director dinners, with select management present, are held before or immediately following all regularly scheduled Board meetings, and director education is provided at these dinners by way of presentations on areas relevant to BN’s businesses. These dinners increase director knowledge of various business activities and initiatives. Often more junior executives are invited to Board dinners in order to provide directors with exposure to the next generation of executives and better enable the Board to assess BN’s bench strength from a succession standpoint.

BN’s quarterly Board materials include updates on a wide range of topics linked to the business, including deep dives on specific businesses, the markets they operate in and any new and emerging trends that could impact the business or be beneficial to it, key transaction overviews and updates on upcoming strategic initiatives. Directors are privy to several educational sessions through the course of the year. In 2024, sessions ranged across topics including, global office and retail trends, the importance of data centers in a world increasingly driven by artificial intelligence and the resulting demands for physical space to house the data centers and energy to power them, the changing geopolitical landscape and resulting risks and opportunities, opportunities for operational value creation within businesses leveraging on technological advancements.

In addition, the Board has an established practice of undertaking off-site visits to Brookfield’s offices in key markets. Visiting regions outside of Toronto and New York, where quarterly Board meetings are normally held, gives directors the opportunity to learn about Brookfield’s business and operations in that region, meet members of management in the region, go on asset tours and learn about Brookfield’s key relationships in the region. The previous Board offsite was held in London in October 2023 and the next Board off-site visit is anticipated to occur in the second half of 2025.

Director Commitments

The Governance Committee monitors the demands placed on each director’s time and attention outside of their service on the Board. This includes, among other things, reviewing the number of other public company boards that a director sits on to ensure that no director has excessive commitments to other public companies that may result in a reduced ability for the director to provide effective oversight as a Board member. In this regard, each director is required to notify the Chair prior to accepting a directorship at another public company.

The view of the Governance Committee is that a policy limiting the number of other public company boards that a director can sit on is overly prescriptive and would unnecessarily limit our pool of candidate directors. Instead, the Governance Committee’s philosophy is to consider all outside commitments of a director in context and make a determination whether each director is able to serve effectively on behalf of BN’s shareholders. The Governance Committee has determined that all director nominees are able to devote the time and attention required to provide effective oversight as a Board member.

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Interlocking Directorships

The Governance Committee monitors interlocking board and committee memberships among all directors. Board interlocks exist when two directors of one public company sit on the board of another company and committee interlocks exist when two directors sit together on another board and are also members of the same board committee. There are currently no interlocking board or committee memberships among the directors of BN.

Committees of the Board

The Committees of the Board assist in the effective functioning of the Board and help ensure that the views of independent directors are effectively represented:

•	Audit Committee;

•	Governance and Nominating Committee;

•	Management Resources and Compensation Committee; and

•	Risk Management Committee.

The responsibilities of these Committees are each set out in written Charters, which are reviewed and approved annually by the Board. The Charter of each Committee, which includes the position description of its respective Committee Chair, can be found on BN’s website, https://bn.brookfield.com under “Corporate Governance.” It is the Board’s policy that all Committees, except the Risk Management Committee, must consist entirely of independent directors. The Risk Management Committee must not include any current members of management. Special committees may be formed from time to time to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, each Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Audit Committee is responsible for monitoring BN’s systems and procedures for financial reporting and associated internal controls, and the performance of BN’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by the full Board and release to the public, such as BN’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with BN’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. The Audit Committee met eight times in 2024.

In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian securities laws and the Sarbanes-Oxley Act, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from BN. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of BN to the Board for a determination as to whether this association affects the independent status of the director.

As at April 17, 2025, the Audit Committee was comprised of the following three directors: Mses. Janice Fukakusa (Chair) and M. Elyse Allan and Mr. Rafael Miranda. The Board has determined that all of these directors are independent for Audit Committee service and financially literate, and that Ms. Fukakusa is qualified as a “designated financial expert.” Ms. Fukakusa is the former Chief Administrative Officer and Chief Financial Officer of Royal Bank of Canada, positions she held for approximately ten years, and is a Fellow Chartered Professional Accountant. Ms. Allan is the former President and Chief Executive Officer of General Electric Canada Company Inc. and a former Vice-President of General Electric Company, and former Vice Chair of Ontario Health. Mr. Miranda is the retired Chief Executive Officer of Endesa, S.A., the largest electric utility company in Spain, and in this capacity oversaw the preparation of financial statements for Endesa, S.A. Ms. Fukakusa and Mr. Miranda were members of the Audit Committee throughout 2024. Ms. Angela F. Braly was a member of the Audit Committee until she stepped down from the Board on March 17, 2025, at which date Ms. Allan was appointed to the Audit Committee.

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For more information about the Audit Committee as required by Part 5 of National Instrument 52-110 — Audit Committees (“NI 52-110”), see “Audit Committee Information” on pages 43 to 44 of BN’s Annual Information Form for the year ended December 31, 2024 (the “AIF”) which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Governance and Nominating Committee

It is the responsibility of the Governance Committee, in consultation with the Chair, to assess from time to time the size and composition of the Board and its Committees; to review the effectiveness of the Board’s operations and its relations with management; to assess the performance of the Board, its Committees and individual directors; to review BN’s statement of corporate governance practices; and to review and recommend the directors’ compensation. The Governance Committee met five times in 2024.

The Board has in place a formal procedure for evaluating the performance of the Board, its Committees and individual directors – the Governance Committee reviews the performance of the Board, its Committees and the contribution of individual directors on an annual basis (see the “Board, Committee and Director Evaluation” section in this Statement of Corporate Governance Practices for further information on the annual director evaluation process).

The Governance Committee is also responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for Board membership, including the candidates proposed to be nominated for election to the Board at the annual meeting of shareholders. To do this, the Governance Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board to ensure that the Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and Board effectiveness. The Governance Committee is also responsible for overseeing BN’s approach to sustainability matters, which includes a review of their sustainability initiatives and any material disclosures regarding sustainability matters.

The Governance Committee reviews, at least once a year, the composition of the Committees to ensure that Committee membership complies with the relevant governance guidelines, that the workload for independent directors is balanced, and that Committee positions are rotated as appropriate. In doing so, the Governance Committee consults with the Chair and makes recommendations to the Board, which appoints Committee members.

In addition, on an annual basis, the Governance Committee reviews and recommends for approval to the Board, a number of BN’s conduct guidelines and corporate policies, including the Code of Business Conduct and Ethics (the “Code”) and guidelines which apply to BN’s directors, officers and employees as well as BN’s investment and capital markets activities, including the thresholds and other criteria governing when such activities can be approved by management and when Board approval is required.

As at April 17, 2025, the Governance Committee was comprised of the following three directors: Mr. Frank J. McKenna (Chair) and Mses. Hutham S. Olayan and Diana L. Taylor, all of whom are independent directors. Mr. McKenna also serves as the Board’s Chair. Mr. McKenna and Mses. Olayan and Taylor were members of the Governance Committee throughout 2024.

Management Resources and Compensation Committee

The Compensation Committee is responsible for reviewing and reporting to the Board on management resource matters, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general, including an assessment of the risks associated with the compensation plans, and the levels of compensation of the CEO and other senior executives. The Compensation Committee also reviews the performance of senior management against written objectives and reports thereon. In addition, the Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through BN’s ethics hotline, a referral from BN’s human resources department, or the Risk Management Committee. The Compensation Committee met two times in 2024.

In reviewing BN’s compensation policies and practices each year, the Compensation Committee will seek to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the company’s risk profile. The Compensation Committee will also seek to ensure BN and our asset management business’ compensation

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practices do not encourage excessive risk-taking behavior by the senior management team. The participation in long-term incentive plans is intended to discourage executives from taking excessive risks in order to achieve short-term unsustainable performance.

All members of the Compensation Committee meet the standard director independence test in that they have no relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of their independent judgment.

The Board has also adopted a heightened test of independence for all members of the Compensation Committee, which entails that the Board has determined that no Compensation Committee member has a relationship with senior management that would impair the member’s ability to make independent judgments about BN’s executive compensation. This additional independence test complies with the test in the listing standards of the NYSE. Additionally, the Compensation Committee evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards. The Board has adopted its own governance policy that not more than one-third of the members of the Compensation Committee may be current chief executive officers of a publicly traded entity.

As at April 17, 2025, the Compensation Committee was comprised of the following three directors: Ms. Diana L. Taylor (Chair), Mr. Rafael Miranda, and Ms. Maureen Kempston Darkes, all of whom meet the additional criteria for independence described in the paragraph above. None of the Compensation Committee members is currently the chief executive officer of a publicly traded entity. Ms. Taylor, Mr. Miranda and Ms. Kempston Darkes were members of the Compensation Committee throughout 2024.

Risk Management Committee

The Risk Management Committee is responsible for monitoring BN’s financial and non-financial risk exposures, including market, credit, operational, reputational, litigation and regulatory, fraud, bribery and corruption, health, safety and the environment, strategic, systemic and business risks, and the steps senior management has taken to monitor and control such risk exposures. The Committee regularly reports to the Board on its proceedings and any significant matters that it has addressed. The Risk Management Committee met four times in 2024.

As at April 17, 2025, the Risk Management Committee was comprised of the following three directors: Mses. Maureen Kempston Darkes (Chair), M. Elyse Allan, and Hutham S. Olayan, all of whom are independent directors. Mses. Kempston Darkes, Allan and Olayan were members of the Risk Management Committee throughout 2024.

Reporting

Each Committee Chair provides a report to the Board following a meeting of their Committee. A Committee’s report to the Board provides a review of the matters that came before the Committee during its meeting, a summary of any decisions that the Committee made and any other information that the Committee deems relevant. Additionally, as part of the Committee’s report, the Committee will recommend any resolutions that it proposes for adoption by the Board. On an annual basis, each Committee provides a report to shareholders highlighting its work and achievements during the prior year.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, the Committees and individual directors. Each year, a survey is sent to independent directors inviting comments and suggestions on areas for improving the effectiveness of the Board and its Committees. The results of this survey are reviewed by the Governance Committee, which makes recommendations to the Board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which is used by the Governance Committee for planning purposes.

The Chair holds private interviews with each non-management director annually to discuss the operations of the Board and its Committees, and to provide any feedback on individual director’s contributions. This interview process also includes a peer review, where each director provides feedback to the Chair on the performance of their colleagues on the Board. The Chair reports on these interviews to the Governance Committee as a basis for recommending to the Board measures to improve individual director performance and the overall effectiveness of the Board.

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Board and Management Responsibilities

Separate Chair and CEO

BN has a separate Chair and CEO and the Chair is an independent director. The Chair is Mr. Frank J. McKenna and the CEO is Mr. Bruce Flatt. The Board has adopted written position descriptions for each of the Chair and CEO, which are summarized below, as well as position descriptions for each Committee Chair. These position descriptions are reviewed annually by the Board and posted on BN’s website, https://bn.brookfield.com under “Corporate Governance.”

The Chair manages the business of the Board and ensures that the functions identified in the Board’s Charter are being carried out effectively by the Board and its Committees. In addition, the Chair is responsible for: approving the agenda for each Board meeting after consultation with the CEO, CFO and Corporate Secretary; ensuring directors receive the information required to perform their duties; ensuring an appropriate committee structure is in place; providing an evaluation system to assess the performance of the Board as a whole, the Committees and individual directors; and working with the CEO and senior management of BN in monitoring progress on strategic planning, policy implementation and succession planning. The Chair also presides over all private sessions of the independent directors of the Board that take place following each Board meeting and is responsible for ensuring that matters raised during these meetings are reviewed with management and acted upon.

The CEO provides leadership to BN and, subject to approved policies and direction by the Board, manages the business and affairs of BN and oversees the execution of its strategic plan. In addition, the CEO is responsible for the following functions: presenting to the Board for approval an annual strategic plan for BN; presenting to the Board for approval BN’s capital and operating plans on an ongoing basis; acting as the primary spokesperson for BN; presenting to the Board for approval an annual assessment of senior management and succession plans; appointing or terminating senior executives of BN; setting the direction for BN’s approach to sustainability within its corporate and asset management activities; and, together with the CFO, establishing and maintaining controls and procedures appropriate to ensure the accuracy and integrity of BN’s financial reporting and public disclosures.

Management’s Relationship to the Board

BN’s senior management team reports to and is accountable to the Board. Members of management attend Board meetings at the invitation of the Chair and Committee meetings at the invitation of the respective Committee Chairs.

The information provided by management to directors is critical to Board effectiveness. In addition to the reports presented to the Board and its Committees at meetings, the directors are also kept informed by management on a timely basis of corporate developments and key decisions taken by management in pursuing corporate objectives. The directors annually evaluate the quality, completeness and timeliness of information provided by management to the Board.

Strategic Planning

The Board oversees BN’s strategy of deploying its capital across our three core businesses—asset management, wealth solutions, and our operating businesses—to build long-term wealth for institutions and individuals around the world. To facilitate this strategy, BN develops an annual business plan to ensure the compatibility of shareholder, Board and management views on BN’s strategic direction and performance targets, and the effective use of shareholder capital. The Board meets once a year at an annual strategy session to review the strategic initiatives and annual business plan submitted by senior management.

At the Board’s annual strategy session, the Board reviews BN’s business model and annual business plan, which focus on optimizing synergies within the broader Brookfield ecosystem to enhance value and the redeployment of the substantial free cash flows we retain towards supporting the growth of our three core businesses, investing in new strategic opportunities and share buybacks. BN’s strategic plan is designed to deliver 15%+ annualized returns to shareholders over the long term. The Board evaluates the strategic plan and management’s annual accomplishments versus the corporate objectives set forth in the plan at the annual strategy session.

The Board approves the annual business plan, which guides senior management in the conduct of BN’s affairs over the ensuing year. This typically occurs in December of each year, where the Board reviews and provides input into

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management’s business plan for the coming five-years. Material proposed deviations from the approved annual business plan are reported to and considered by the Board.

Time is spent at each Board meeting discussing BN’s strategy with management in the context of corporate opportunities and strategic initiatives across the organization. On a quarterly basis, the Board reviews the current global economic climate as applicable to BN and its businesses, based on which adjustments to BN’s strategy may be considered.

Risk Management Oversight

Managing risk is an integral part of the Board’s activities. BN has established a risk management framework for managing risks across the organization and the Board plays a central role in overseeing disciplined and focused approach to risk management.

Given the diversification and scope of BN’s operations, BN seeks to ensure that risk is managed as close to its source as possible, and by management teams that have direct and ongoing knowledge and expertise in the business or risk area. As such, business specific risks are generally managed at the business unit level, as the risks of each business vary based on its unique nature and operational characteristics. At the same time, BN utilizes a coordinated approach to risks with the potential to impact BN’s business as a whole, as well as risks that tend to be more pervasive and correlated in their impact across the organization. A coordinated approach is also emphasized where management can bring together specialized knowledge to better manage such risks.

At least quarterly, management reports to the Board and its Committees on developments and progress made on strategies for managing key risks.

The Board has governance oversight for risk management with a focus on the more significant risks facing BN, and builds upon management’s risk assessment processes. The Board has delegated responsibility for the oversight of specific categories of risks to its Committees as follows:

Audit Committee

Oversees the management of risks related to BN’s systems and procedures for financial reporting, as well as for associated audit processes (both internal and external). Part of the Audit Committee’s responsibilities is the review and approval of the internal audit plan, which is designed to ensure alignment with risk management activities and organizational priorities.

Governance and Nominating Committee

Oversees the management of risks related to BN’s governance structure, including the effectiveness of Board and Committee activities and potential conflicts of interest.

Management Resources and Compensation Committee

Oversees the management of risks related to BN’s management resource matters, including succession planning, executive compensation, and the roles and annual objectives of senior executives, as well as performance against those objectives.

Risk Management Committee

Oversees the management of BN’s significant financial and non-financial risk exposures and reviews risk management practices with management to assess the effectiveness of efforts to mitigate key organizational risks, as well as confirm that BN has an appropriate risk taking philosophy and suitable risk capacity.

Related Party Transactions

Pursuant to its charter, the Governance Committee is responsible for reviewing and conducting oversight of all significant related party transactions involving BN and situations involving a potential conflict of interest, which includes transactions between BN and an executive officer, director, principal shareholder or their immediate family members. The Governance Committee is also responsible for ensuring that no related party transaction entered into is inconsistent with the interests of BN and its shareholders. Where a related party transaction or situation involving a potential conflict of interest is required to be dealt with by an independent special committee pursuant to applicable securities laws, BN will form such a committee.

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See “Governance and Nominating Committee” on page 31 of this Circular for more information about the Governance Committee.

Sustainability

Sustainability at Brookfield

We believe that value creation and sustainable business practices are complementary goals. We draw on our 100+ year heritage as an owner and operator to invest for value and seek to generate strong returns for our clients across economic cycles. Our investment strategy has remained unchanged throughout our firm’s history – we focus on utilizing our operational expertise to enhance long-term value through strategic and operational improvements within our operating businesses and portfolio companies. Our primary objective is to deliver strong risk-adjusted returns without compromise to our fiduciary duty.

Our Sustainability Policy outlines our approach and is based on the following guiding principles:

Mitigate the impact of our operations on the environment

•	Strive to minimize the environmental impact of operations and improve efficient use of resources over time.

•	Support the ambition of reaching net-zero greenhouse gas (“GHG”) emissions by 2050 or sooner.

Strive to ensure the well-being and safety of employees

•	Foster a positive work environment based on respect for human rights, valuing diversity and having zero tolerance for workplace discrimination, violence or harassment.

•	Operate with leading health and safety practices to support the goal of achieving zero serious safety incidents.

Uphold strong governance practices

•	Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics.

•	Maintain strong stakeholder relationships through transparency and active engagement.

Be good corporate citizens

•	Strive to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.

•	Support philanthropy and volunteerism by our employees.

Our global sustainability policy codifies our longstanding strategy of integrating sustainability considerations into our decision-making. This policy is reviewed at least annually and, where applicable, updated periodically by our senior executives, as well as each of our business groups.

Sustainability Affiliations and Partnerships

Through our engagement with sustainability frameworks and organizations, we continue to evolve our sustainability reporting and protocols to align with leading practices. The following are some of the frameworks and organizations with which we are affiliated:

•	Principles for Responsible Investment (“PRI”) – We have been signatories to the PRI since 2020 and complete the PRI assessment annually, which reinforces our longstanding commitment to responsible investment and sustainability best practices.

•	International Financial Reporting Standards (“IFRS”) Sustainability Alliance – We are members of the IFRS Sustainability Alliance, a global program established to develop globally accepted accounting and sustainability disclosures.

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We review all of our memberships with external organizations periodically or in the event of material changes in their strategy or operations to determine if they continue to be aligned with our objectives.

Sustainability Organization and Governance

Upholding robust sustainability programs throughout our firm, business groups, and encouraging our portfolio companies to do the same, remains an important priority. We understand that good governance is essential to sustainable business operations. The oversight of sustainability is integrated into our overall governance framework and is aligned with our governance approach. We are committed to upholding strong practices to monitor and oversee our business, including our overall approach to sustainability.

Our Board is focused on maintaining strong corporate governance and prioritizing the interests of our shareholders. The Board oversees our business, including reviewing major strategic initiatives and receiving progress reports on the firm’s sustainability initiatives throughout the year.

Our approach to sustainability has sponsorship and oversight from each business group’s CEO and sustainability leads, supported by senior executives, including the Chief Operating Officer (COO) of Brookfield (Governance, Operations and Risk Management) and the President of BAM and CEO of Renewable Power and Transition (Decarbonization and Investment), working in collaboration with BN’s CFO (GHG Reporting and Measurement). Since sustainability covers a significant range of priorities that are varied in scope, we believe that sustainability initiatives should be overseen by individuals closest to the particular business activity. Functional leads are responsible for developing, implementing and monitoring relevant sustainability factors within their functional area, such as Technology Services and Human Resources.

Management teams and committees, including the Decarbonization Steering Committee and Safety Leadership Committee, bring together expertise to address key sustainability areas. This focuses on proper application and coordination of approaches across our business and functional groups. We organize working groups dedicated to specialized areas, such as the Sustainability Working Group and Decarbonization Operational Committee, to develop and coordinate initiatives to advance our overall sustainability efforts.

Integrating Sustainability into the Investment Process

As part of our due diligence over investments where we have control or significant influence, we seek to assess sustainability-related opportunities and risks and factor them into the overall investment decision. This includes leveraging industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a sector. As part of our Sustainability Due Diligence Protocol, we provide specific guidance to investment teams on assessing bribery and corruption, cybersecurity, health and safety, human rights, modern slavery and climate-related risks. Where warranted, we perform deeper due diligence, working with internal and third-party experts as appropriate.

Investments, other than de minimis or follow on investments, must be approved by the applicable Investment Committee. Investment teams present the Investment Committee with the merits of the transaction, its material risks, mitigants and significant opportunities for improvement, including sustainability aspects and their implications for investment returns.

As part of each acquisition, investment teams develop a customized integration plan that encompasses, among other items, significant sustainability-related matters for evaluation or implementation. We believe there is a strong correlation between managing these considerations appropriately and enhancing investment returns.

Consistent with our management approach, it is the responsibility of management teams within each portfolio company to manage sustainability opportunities and risks through the investment’s life cycle, supported by our applicable investment teams. The combination of local accountability and expertise along with our investment and operating experience and insight is important when managing a wide range of asset types across jurisdictions. We leverage these capabilities in collaborating on sustainability initiatives, where appropriate, to drive returns. Where appropriate, we encourage our portfolio companies to organize training on a variety of sustainability matters for relevant staff.

Management teams regularly report to their respective boards of directors from both financial and operating perspectives, including key performance indicators that incorporate material sustainability factors, such as health and safety, compliance with regulatory requirements, environmental management, and, increasingly, GHG emissions.

For investments where we do not have a controlling interest, for example, where we are a debt investor or in other circumstances where we do not have the ability to exercise influence through our contractual rights, we actively monitor the

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performance of our investments and, where appropriate, utilize our stewardship and engagement practices to encourage sustainability outcomes that are aligned with our sustainability approach.

When preparing an asset for divestiture, we seek to outline potential value creation deriving from several different factors, including relevant sustainability considerations. Where applicable, we also prepare both qualitative and quantitative data that summarize the sustainability performance of the investment and provide a holistic understanding of how we managed the investment during the holding period.

Stewardship and Engagement

In managing our assets, we leverage our significant influence and operating capabilities to collaborate with our portfolio companies. We encourage sound sustainability practices that are essential for building resilient and profitable businesses, aiming to create long-term value for our investors and stakeholders. Due to the operational nature of our value creation methods, we focus on investing in private markets where we can often acquire controlling interests, or positions of significant influence, in order to deploy our operations-oriented investment strategies.

As a result, proxy voting does not represent a significant portion of our investment activities. The majority of our proxy voting occurs within Brookfield’s Public Securities Group, which represents a very small portion of our overall business (approximately 1% of our AUM as of December 31, 2024).

The following is a summary of some of the sustainability initiatives that we undertook in 2024.

Environmental

Emissions Reduction Initiatives

As the world is transitioning to a lower-carbon economy, we view emissions reduction as a material value-creation opportunity. In 2021, we set an ambition to reach net zero by 2050 or sooner across operationally managed investments. Our net-zero ambition targets assets and investments where we can directly influence outcomes—termed “Operationally Managed Investments”—or those already pursuing a transition strategy for economic benefit.

In selecting which of these assets are capable of making meaningful progress toward decarbonization targets, we prioritize Operationally Managed Investments where:

–	We consider such decarbonization steps will add value over the life of the investment;

–	We can operationally manage the outcomes; and

–	We are able to identify and implement actionable initiatives in the near term.

Driving efficiency and, consequently, value is a cornerstone of our operations-oriented approach to investing. Therefore, we would expect the quantity and timing of GHG emissions reductions of our portfolio companies over time to be slightly ahead of industry and regional averages. While we view decarbonization as a meaningful operational efficiency lever, we acknowledge that transitioning to a net zero future is an ambition that is subject to many unknowns and uncertainties, including the future availability of required technologies, such as the need for greater battery storage capacity to support the introduction of greater intermittent renewable energy within electricity grids. Despite these challenges, we work with our portfolio companies to identify operational value-enhancement and decarbonization opportunities, including areas such as energy efficiency and electrification measures, amongst others, where our operations teams can work closely with senior management of our portfolio companies to support the implementation of these value-enhancing improvements. In doing so, we are supporting our portfolio companies in maximizing their value, while also achieving their decarbonization potential. This contributes to a future lower emissions economy, while delivering strong risk-adjusted returns for our investors.

We eschew firm-wide policies purporting to exclude industries or sectors for investment across the energy landscape, including in respect of fossil-fuel-based generation, transportation, and distribution. Nor do we believe in divestment of high-emitting industries. We believe that there is significant value in supporting decarbonization initiatives of the highest-emitting industries where we can deliver the greatest level of impact.

Leveraging our leading capabilities in development and operation of renewable power over the last 30 years, we launched our inaugural Brookfield Global Transition Fund (“BGTF I”), raising $15 billion of capital in 2022. This transition strategy

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focuses on building renewable power, providing capital to other decarbonization solutions, and targeting high-emission sectors to help businesses transition to sustainable business models and drive long-term value. Following BGTF I’s success, we launched BGTF II in 2023, which is expected to surpass the scale of its predecessor.

Our investments in BGTF I and II aim to deliver strong risk-adjusted financial returns and meaningful decarbonization impacts. These funds seek to invest in clean energy expansion, sustainable solutions (i.e., carbon capture and storage, waste recycling,) and transforming companies in carbon-intensive sectors to more sustainable and value accretive business models.

Beyond our global transition fund strategy, we do not limit our investments to those that meet specific sustainability criteria or standards. Through the expertise developed within our global transition strategy, we can offer resources and tools to help companies better identify operational value-enhancement and decarbonization opportunities. Across all investments, we invest capital on behalf of our clients with the primary objective of delivering strong risk-adjusted returns.

Water, Waste and Biodiversity

Reducing the impact of our overall water consumption and waste generation helps build efficient systems, resiliency in our businesses and contributes to a sustainable future. We seek to utilize leading practices to efficiently monitor water usage and for certain portfolio companies, manage performance, with the objective to seek opportunities for water consumption reduction. In addition, we seek to adhere to all applicable local and regional waste regulations and track waste and recycling metrics. Encouraging the conservation of nature and its associated living organisms and ecosystem services is an important component in achieving our decarbonization goals and managing physical risks related to climate change.

Social

Culture Matters: Human Capital Development

Our people are our most important asset. The core values of collaboration, entrepreneurship and discipline underpin our firmwide culture. We invest in our people and prepare them for future leadership. Our firmwide culture, from our dealings with clients to the interactions among employees and executives, is defined by mutual respect, teamwork and passion, and revolves around our core values:

•	Collaboration: Leadership works side by side with colleagues throughout the organization and is committed to achieving shared success. One of the key attributes that we screen carefully for in new hires is their aptitude to collaborate with others. The firm wants people to share information across groups and take an interest in all the businesses, not just the one they happen to work for at any particular point in time. We do not hire people just for a specific job; we hire for the potential of all the future positions they might hold and that will contribute to the broader success of the firm. We actively look for people who want to learn, grow, and develop—and demonstrate a willingness to be stretched outside their comfort zone.

•	Entrepreneurship: Our flat organization is results-oriented—responsibility is earned based on initiative and hard work, rather than job title—and decisions are made close to the action. This principle is not uncommon, but we have encouraged our entrepreneurial spirit throughout our growth during the past 20 years. We look for employees who have a passion not only for what they do but also for what the firm does. The shared values of ownership extend beyond helping the company succeed or generate more revenue. It means caring about the little things as well, such as not wasting money and treating everyone with respect.

•	Discipline: Our team shares an awareness of, and commitment to, our goal of generating superior long-term returns for investors. Discipline also requires that each person is expected to have a realistic understanding of his or her own abilities. We expect employees to understand their strengths, recognize their weaknesses, be willing to stretch outside their comfort zones, and be willing to ask for help when necessary.

The three attributes—collaboration, entrepreneurship, and discipline—form the foundation of Brookfield and have been critical to the success of the partnership in building relationships that are long-lasting and mutually rewarding. By hiring talented people and giving them opportunities to move into different businesses, we have been able to build our expertise into a broad ecosystem that facilitates collaboration across different areas and geographies as needed. The teams draw on sound data and expertise to identify emergent themes—informing their investment process and enabling us to draw upon actionable intelligence for the benefit of its investors.

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Employee Composition

The composition and makeup of our employee base is indicative of our focus that, as we grow, our people reflect the communities in which we operate. We recognize that a workforce encompassing a variety of backgrounds is critical to our success. A diverse workforce not only reinforces our core principles of long-term focus, alignment of interests, and collaboration, but also provides for a more dynamic and interesting work environment. Our global employees self-identify their ethnicity; the below results demonstrate our state of diversity as at December 31, 2024:

Global Ethnic Diversity Metrics
White	46%
Asian	34%
Black	5%
Hispanic	3%
Two or More Races/Other	6%
Did Not Respond or Declined to Self-Identify	6%

We are committed to a hiring process that is objective, nondiscriminatory and in compliance with all applicable legislation and good governance. It is grounded in our commitment to provide equal employment opportunities with the objective of attracting the highest-qualified talent to our business. We proactively recruit people who align with the attributes of a Brookfield leader and have the potential to develop within our organization. Our succession process focuses on the development of early career candidates through stretch roles and exposure.

Occupational Health and Safety

Managing health and safety risk is an integral part of the management of our business. Our goal is to have zero serious safety incidents.

We have implemented a health and safety governance initiative to propagate a strong health and safety culture, encourage the sharing of best practices and support the continuous improvement of safety performance to help eliminate serious safety incidents. The initiative is overseen by the Safety Leadership Committee, which comprises senior operations executives from across our business groups and regions. Portfolio company management is responsible for ensuring that their company’s health and safety policies and systems are developed, operationalized, and reviewed regularly to address their specific risk areas. Portfolio company CEOs are accountable for the safety performance of their companies, and they report to their respective board of directors on this safety performance, safety incidents, and the status of improvement initiatives. Reports on overall health and safety trends and key initiatives are provided to the Board as part of the quarterly operational risk update.

Human Rights and Modern Slavery

Regarding human rights, we are committed to conducting our business in an ethical and responsible manner, including by carrying out our activities in a manner that respects fundamental human rights and supports the prevention of human rights violations within our business. We strive to embed this into our core business activities, including training, communications, contracts and due diligence processes set out in our Human Rights and Anti-Modern Slavery Policy (“Human Rights Policy”), Sustainability Due Diligence Protocol and Vendor Management Program.

Integrity, fairness and respect are hallmarks of our culture, including carrying out our activities by respecting fundamental human rights and our efforts to identify and prevent human rights violations within our business and supply chain. We are committed to policies aimed at maintaining a workplace free of discrimination, violence and harassment, and we expect our staff to act in a way which promotes a positive working environment. Our Human Rights Policy aims to codify our approach to minimizing the risk of modern slavery within our business and supply chain. We also have specific processes aimed at identifying human rights and modern slavery as part of due diligence for new investments, which include risk assessments, remedies, training and governance. Where appropriate, these processes give consideration to the Organization for Economic

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Co-operation and Development (“OECD”) Guidelines for Multinational Enterprises and the United Nations Guiding Principles on Business and Human Rights as part of our due diligence process and ongoing management.

In addition, our Human Rights Policy consolidates the relevant commitments set out in our Code of Conduct, Sustainability Policy, financial crimes policies, and Whistleblowing Policy. We have several additional policies and procedures that provide guidance on the identification of human rights and modern slavery risks and the steps to be taken to mitigate these risks.

Governance

Strong governance is essential to sustainable business operations, and we aim to conduct our business according to high ethical and legal standards.

Sustainability Regulation and Frameworks

Our governance practices are the foundation upon which we operate our business. We continuously adapt and enhance our policies to meet evolving standards and regulations across jurisdictions in which we operate.

Data Privacy and Cybersecurity

Data privacy and cybersecurity remain key sustainability focus areas for us. We undertake initiatives to further enhance our data protection and threat-intelligence capabilities, and to improve our third-party risk management processes. We review and update our cybersecurity program at least annually and conduct regular external-party assessments of our program maturity based on the National Institute of Standards and Technology Cybersecurity Framework. Additionally, we have continued mandatory cybersecurity education for all employees and enhanced our phishing simulations to include more advanced simulations and social engineering.

Communication and Disclosure Policies

BN has a disclosure policy (the “Disclosure Policy”) that summarizes its policies and practices regarding public disclosures of information to investors, analysts and the media. The Disclosure Policy ensures that BN’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board and is posted on BN’s website, https://bn.brookfield.com under “Corporate Governance.”

BN keeps its shareholders informed of progress and developments through a comprehensive annual report, quarterly interim reports and periodic news releases. BN’s website provides summary information and ready access to its published reports, news releases, statutory filings and supplementary information provided to analysts and investors. BN may, subject to applicable securities laws, disseminate important information exclusively via its website and shareholders and others should consult the website to access this information regarding BN and its affairs.

Management and shareholders participate virtually at the annual meeting of shareholders and in person at the annual investor day in New York (“Investor Day”), and management is available to respond to questions at these events. At Investor Day, management makes presentations to shareholders, investors and analysts on our recent performance, our plans for the future and our prospects. Shareholders who wish to contact the Chair or other Board members can do so through the Corporate Secretary of BN by phone at 1-866-989-0311 or by email at bn.enquiries@brookfield.com.

BN also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investors and investment analysts and hosts quarterly conference calls by webcast to discuss BN’s financial results, with a transcript of these calls posted on BN’s website. Management ensures that the media are kept informed of developments on a timely basis and have an opportunity to meet and discuss these developments with BN’s designated spokespersons.

Code of Business Conduct and Ethics

BN’s policy is that all its activities be conducted with honesty and integrity and in compliance with all applicable legal and regulatory requirements. To that end, BN maintains the Code and a Positive Work Environment Policy, which is incorporated into the Code. Together, these policies set out the guidelines and principles for how directors and employees should conduct

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themselves as members of the BN team. Preserving our corporate culture is vital to the organization and following the Code, including our Positive Work Environment Policy, is a critical component of achieving this.

All directors, officers and employees of BN are required to provide a written acknowledgment upon joining BN that they are familiar with and will comply with the Code. All directors, officers and employees of BN are required to provide this same acknowledgment annually.

The Board annually reviews the Code to consider whether to approve changes in BN’s standards and practices. Compliance with the Code is monitored by the Board through its Risk Management Committee, which receives regular reports on any non-compliance issues from BN’s internal auditors. The Code is available on BN’s website, https://bn.brookfield.com under “Corporate Governance” and has been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

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Report of the Audit Committee

The following is a summary of the Audit Committee’s work during 2024, in accordance with its Charter:

MANDATE

The Audit Committee oversees BN’s financial reporting and disclosure, and compliance with applicable laws and regulations governing financial reporting and disclosure.

The Audit Committee Charter and the Audit Committee Chair’s position description are available at https://bn.brookfield.com under “Corporate Governance.”

Financial Reporting

✓ Reviewed the annual and interim financial statements, external auditor’s reports, management’s discussion and analysis, supplemental information, financial news releases, officer certifications and all other disclosure documents containing material audited or unaudited financial information

✓ Reviewed reports related to, and monitored the effectiveness of, disclosure controls, systems and procedures and internal controls over financial statements and reporting

✓ Received presentations from management on areas relevant to the Audit Committee’s oversight of financial reporting and the role of the Audit Committee in reviewing consolidated financial information of BN

✓ Remained responsible for the review of reports related to any allegations of financial reporting fraud or misconduct reported through BN’s ethics hotline or otherwise, including those reported by employees of wholly owned or controlled operating businesses

External Auditor

✓ Recommended the firm of chartered accountants to be nominated for appointment as the external auditor by BN’s shareholders

✓ Evaluated the external auditor’s performance and monitored the quality and effectiveness of the relationship among the external auditor, management and the Audit Committee

✓ Reviewed and approved proposed external audit engagement and fees for the year

✓ Monitored the independence of the external auditor and received the external auditor’s report on its independence

✓ Reviewed the planned scope of the audit, the areas of special emphasis and the materiality thresholds proposed to be employed

✓ Approved the Audit Policy governing the pre-approval of audit and non-audit services provided by the external auditor to BN and the ratification of services delivered

✓ Reviewed reports from the external auditor on internal control issues identified in the course of its audit and attestation activities

✓ Reviewed reports from the external auditor of BAM, Brookfield Business Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P., Brookfield Property Partners L.P., and BWS to understand areas of significant judgment and audit risks

✓ Met with the external auditor in private sessions after each Audit Committee meeting without management present

Internal Auditors

✓ Reviewed the quarterly activities and reports of the internal auditors, including completed audits, follow-up plans for outstanding matters raised and other priorities

✓ Received a report of BN’s plan to comply with the provisions of the Sarbanes- Oxley Act

✓ Reviewed the performance of the internal auditors

✓ Reviewed and approved the internal auditors’ audit plan

✓ Met independently with the internal auditors

Financial Literacy of Audit Committee Members ✓ Assessed the financial literacy of each Audit Committee member

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Other Duties and Responsibilities

✓ Reviewed and approved the Charter of the Audit Committee and the internal auditors

✓ Reviewed and approved the Report of the Audit Committee included in this Circular

✓ Reviewed the Audit Committee’s annual work program

✓ Monitored the governance and control activities of BN related to the responsibilities of the Audit Committee

✓ Reviewed and approved the company’s quarterly valuation analysis in respect of the United States Investment Company Act of 1940

✓ Reviewed executive officer’s expenses

✓ Monitored the quality of BN’s finance function and its alignment with the scale and breadth of BN’s business

✓ Met privately as an Audit Committee after every meeting

MEMBERSHIP	Janice Fukakusa, Chair M. Elyse Allan (joined on March 17, 2025) Rafael Miranda
FINANCIAL LITERACY	All members are “financially literate” as required by the CSA and Ms. Fukakusa is a “designated financial expert”.
INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.
For more information about the Audit Committee as required by Part 5 of NI 52-110, see the “Audit Committee Information” section on pages 43 to 44 of the AIF, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Auditor’s Fees

See page 23 of this Circular for a description of the fees that Deloitte received for services rendered during the year ended December 31, 2024.

The Audit Committee met eight times in 2024. In addition, the Chair of the Audit Committee met regularly with the external auditor, the internal auditors and management.

This report has been adopted and approved by the Audit Committee:

Janice Fukakusa, Chair; Rafael Miranda.

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Report of the Governance and Nominating Committee

The following is a summary of the Governance Committee’s work during 2024, in accordance with its Charter:

MANDATE

The Governance Committee oversees BN’s approach to corporate governance.

The Governance Committee Charter and the Governance Committee Chair’s position description are available at https://bn.brookfield.com under “Corporate Governance.”

Composition and Performance of the Board and its Committees

(i) Director Nominations

✓ Reviewed the size, composition and diversity of the Board and its Committees

✓ Reviewed the competencies and skills represented on the Board and the skills required of directors and the Board as a whole

✓ Maintained an “evergreen” list of director candidates

✓ Approved seven Class A Share director nominees and seven Class B Share director nominees for election by the shareholders and recommended them to the Board

(ii) Evaluation of the Board, its Committees and Individual Directors

✓ Reviewed the performance of the Board, its Committees and individual directors

✓ Reviewed the process for evaluating the performance of the Board and the individual directors

✓ Reviewed and approved the current director appointments to the Committees

Director Compensation ✓ Reviewed compensation paid to the Board Chair and to the independent and affiliated directors
Disclosure ✓ Reviewed and approved the Report of the Governance Committee included in this Circular

Corporate Governance

✓ Set the Board Work Plan for 2025

✓ Evaluated and recommended enhancements to BN’s governance practices

✓ Determined the executive officers of BN

✓ Reviewed, evaluated, and approved BN’s Code of Business Conduct and Ethics, Disclosure Policy, Personal Trading Policy, Investment and Capital Markets Policy, Say on Pay Policy, Majority Voting Policy, Board and Committee Charters, the Board Position Descriptions and the Charter of Director Expectations

Sustainability Matters

✓ Oversaw BN’s approach to sustainability matters within its corporate and asset management activities, and reviewed and approved of the Committee’s Sustainability Work Plan

✓ Updated the Board on sustainability matters as necessary

✓ Monitored developments of international trends and best practices in corporate disclosure of sustainability matters

✓ Reviewed and assessed BN’s corporate responsibility strategy for sustainability matters and related reporting

MEMBERSHIP	Frank J. McKenna, Chair Hutham S. Olayan Diana L. Taylor
INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.
The Governance Committee met five times in 2024. This report has been adopted and approved by the members of the Governance Committee: Frank J. McKenna, Chair; Hutham S. Olayan; Diana L. Taylor.

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Report of the Management Resources and Compensation Committee

The following is a summary of the Compensation Committee’s work during 2024, in accordance with its Charter:

MANDATE

The Compensation Committee oversees BN’s management resources and compensation strategy, plans, policies and practices.

The Compensation Committee Charter and the Compensation Committee Chair’s position description are available at https://bn.brookfield.com under “Corporate Governance.”

Succession Planning

✓ Reviewed and assessed BN’s human capital plans

✓ Reviewed and assessed senior executive performance

✓ Assessed senior executive succession candidates

✓ Reviewed BN’s high-potential executive development initiatives

✓ Reviewed BN’s diversity and inclusion strategy, initiatives and progress

Executive Compensation Philosophy

✓ Reviewed BN’s compensation philosophy

✓ Reviewed BN’s compensation policies related to alignment of interests between its executives and the shareholders

✓ Assessed the alignment of interests of senior management through equity ownership with the creation of shareholder value over the long-term

✓ Assessed the risks associated with BN’s compensation approach, policies and practices

Appointment and Compensation of Senior Management

✓ Reviewed and approved the compensation of senior management

✓ Evaluated the Annual Management Incentive Plan and Long-Term Share Ownership Plans and reviewed the value outstanding in these plans

✓ Reviewed and approved the (i) Annual Management Incentive Plan awards and (ii) Long-Term Share Ownership Plan awards, and reviewed the future value of payouts related to share ownership awards made to senior management assuming various performance scenarios

CEO Performance, Evaluation and Compensation ✓ Evaluated the CEO’s performance ✓ Reviewed and approved the compensation of the CEO ✓ Reviewed the priorities for the CEO
Disclosure ✓ Reviewed and approved for recommendation to the Board the Report on Executive Compensation and the Report of the Compensation Committee to be included in this Circular

Other Duties and Responsibilities

✓ Reviewed and approved the Charter of the Compensation Committee

✓ Reviewed and approved the CEO position description

✓ Remained responsible for the review of allegations of workplace misconduct reported through BN’s ethics hotline or otherwise, including those reported by employees of wholly owned or controlled operating businesses

MEMBERSHIP

Diana L. Taylor, Chair

Rafael Miranda

Maureen Kempston Darkes

The Board has restricted the criteria for membership in the Compensation Committee by requiring that not more than one-third of its members are chief executive officers of any publicly traded entity. None of the Committee members is the chief executive officer of a publicly traded entity.

INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

The Compensation Committee met two times in 2024.

This report has been adopted and approved by the members of the Compensation Committee:

Diana L. Taylor, Chair; Rafael Miranda; Maureen Kempston Darkes.

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Report of the Risk Management Committee

The following is a summary of the Risk Management Committee’s work during 2024, in accordance with its Charter:

MANDATE

The Risk Management Committee oversees BN’s corporate risk management activities.

The Risk Management Committee Charter and the Risk Management Committee Chair’s position description are available at https://bn.brookfield.com under “Corporate Governance.”

Risk Management

✓ Reviewed and considered with senior management BN’s risk capacity, risk taking philosophy and approach to determining an appropriate balance between risk and reward

✓ Reviewed and evaluated BN’s significant financial risk exposures, including currency, interest rate, credit, and market risks, and the steps senior management took to monitor and manage such risk exposures (through hedges, swaps, other financial instruments, and otherwise), including the management of counterparty risk, in compliance with applicable policies

✓ Reviewed and discussed with senior management BN’s significant non-financial risk exposures, including strategic, reputational, operational, regulatory, and business risks, and the steps senior management took to monitor and control such risk exposures in compliance with applicable policies

✓ Reviewed and confirmed with senior management that material non-financial information about BN and its subsidiaries that is required to be disclosed under applicable law and stock exchange rules was disclosed

✓ Reviewed with senior management the quality and competence of management appointed to administer risk management functions

✓ Reviewed with senior management BN’s compliance programs

✓ Reviewed BN’s insurance coverage, deductible levels, reinsurance requirements and various risk sharing protocols

✓ Reviewed, with legal counsel where required, such litigation, claims, tax assessments and other tax-related matters, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results, BN’s reputation or which may otherwise adversely affect the financial well-being of BN

✓ Reviewed and evaluated BN’s susceptibility to fraud and corruption and management’s processes for identifying and managing the risks of fraud and corruption

✓ Provided oversight of cybersecurity risks, including assessing the likelihood, frequency and severity of cyber attacks and data breaches, whether from internal or external sources, and reviewed management’s cybersecurity practices in the context of BN’s risk profile

✓ Provided oversight of BN’s ethics hotline

✓ Remained responsible for referring allegations of fraud, deliberate errors, or deviations from full, true, and plain disclosure related to financial reporting to the Audit Committee and allegations of workplace misconduct to the Management Resources and Compensation Committee

✓ Considered other matters of a risk management nature as directed by the Board

Other Duties and Responsibilities

✓ Reviewed and recommended for approval the Charter of the Risk Management Committee

✓ Reviewed and approved BN’s Treasury and Financial Risk Management Policy

✓ Reviewed and approved BN’s Anti-Bribery and Corruption Policy and Program

✓ Reviewed and approved BN’s Tax Risk Management Policy

MEMBERSHIP	Maureen Kempston Darkes, Chair M. Elyse Allan Hutham S. Olayan
INDEPENDENCE	All members meet Board-approved independence standards which are derived from the CSA corporate governance guidelines.

The Risk Management Committee met four times in 2024.

This report has been adopted and approved by the members of the Risk Management Committee:

Maureen Kempston Darkes, Chair; M. Elyse Allan; Hutham S. Olayan.

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PART FOUR – DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

Director Compensation

Compensation Elements

The compensation program of the Board for the 2024 fiscal year was as follows:

Compensation Elements	Amount	Comments
Board Chair Retainer	$600,000(a)	The Chair does not receive any additional compensation for serving as the Chair of the Governance Committee.
Director Retainer(b)	$250,000
Audit Committee Chair Retainer	$35,000
Compensation and Risk Management Committee Chair Retainers	$15,000
Audit Committee Member Retainer (Non-Chair)	$10,000
Travel stipend – for non-residents of the Toronto and New York City areas	$15,000	This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses.

(a)	Currently taken 100% in DSUs.

(b)	For non-Chair and non-management directors.

Members of management who serve as directors of BN do not receive any compensation in their capacity as directors.

The Governance Committee annually reviews the compensation paid to the Chair and non-management directors, taking into account the complexity of BN’s operations, the risks and responsibilities involved in being a director of BN, the requirement to participate in regularly scheduled and special Board meetings, expected participation on Committees and the compensation paid to directors of comparable companies.

In 2024, the directors, excluding Messrs. Blidner, Flatt and Lawson, collectively received annual director compensation having a total value of $3,489,944, excluding all other compensation unrelated to Board membership. Directors’ compensation was comprised of cash and other compensation of $767,444 and DSUs of BN valued at $2,722,500, which represented approximately 22% and 78%, respectively, of total compensation paid to these directors during 2024.

Other than cash and DSU compensation set forth in the prior paragraph, no other compensation was paid to non-management directors in relation to their Board membership.

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2024 Director Compensation

The following table sets out compensation received during 2024 by BN’s directors(a)(b) (in U.S. dollars):

Name	Board Position	Fees Earned in Cash ($)	Share-Based Award (DSUs) ($)(c)	All Other Compensation ($)	Compensation Total ($)(d)
M. Elyse Allan		125,000	125,000	—	250,000
Angela F. Braly		—	275,000	—	275,000
Janice Fukakusa	Audit Committee Chair	—	285,000		285,000
Maureen Kempston Darkes	Risk Management Committee Chair	132,500	132,500	—	265,000
Howard S. Marks		—	250,000	—	250,000
Frank J. McKenna(e)	Board Chair and Governance Committee Chair	—	600,000	—	600,000
Rafael Miranda		—	275,000	—	275,000
Lord O’Donnell(f)		—	265,000	255,640	520,640
Hutham S. Olayan		—	250,000	—	250,000
Diana L. Taylor	Compensation Committee Chair	—	265,000	—	265,000
Total		257,500	2,722,500	255,640	3,235,640

(a)	Messrs. Lawson, Flatt and Blidner do not receive any compensation in their capacity as directors of BN or for any other board that they sit on for BN. For Mr. Flatt’s compensation as a Named Executive Officer, see pages 65 to 66 and 69 to 70 of this Circular. Messrs. Blidner and Lawson’s compensation for 2024 in their capacity as a Vice Chair of BN included a salary of C$600,000. Mr. Blidner received his salary in DSUs in 2024.

(b)	In 2024, Mr. Cockwell received $250,000 in his capacity as an affiliated director and received health benefits under BN’s health plan valued at $4,304 (C$5,896 converted at the average exchange rate for 2024 of C$1.00 = US$0.7300).

(c)	The value of each DSU is equal to the closing price of a Class A Share on the NYSE on the grant date of the DSU.

(d)	Includes travel stipend to eligible directors of $15,000 per year.

(e)	Mr. McKenna received an annual retainer of $600,000 in 2024. He does not receive any additional compensation for serving as the Governance Committee Chair.

(f)	Lord O’Donnell has an advisory relationship with BN in respect of its European operations for which he receives an annual fee of £200,000. In 2024, under this arrangement, Lord O’Donnell received fees of $255,640 (£200,000 converted to U.S. dollars at the average exchange rate for 2024 of £1.00 = US$1.2782 as reported by Bloomberg).

Directors are also reimbursed for travel and other out-of-pocket expenses incurred to attend Board or Committee meetings. During 2024, the directors, excluding Messrs. Blidner, Flatt and Lawson, received an aggregate of $53,815.95, for reimbursement of such expenses.

The following tables set out information relating to options and other share-based awards granted to directors, excluding Mr. Flatt, whose awards relate to his role as an employee of BN and is disclosed under “Compensation of Named Executive Officers” beginning on page 69 of this Circular.

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Outstanding Share-Based Awards as at December 31, 2024 (Named Executive Officer directors excluded)

The following table shows the number and market value of vested DSUs held by BN’s directors at December 31, 2024:

	Share-Based Awards(a)(b) Deferred Share Units (DSUs)
Name	Number of Vested DSUs (#)	Market Value of Vested DSUs ($)(c)
M. Elyse Allan	52,921	3,040,299
Jeffrey M. Blidner (d)	1,203,926	69,162,758
Angela F. Braly	69,858	4,013,340
Jack L. Cockwell	1,525,752	87,650,373
Janice Fukakusa	28,277	1,624,540
Maureen Kempston Darkes	107,923	6,199,861
Brian D. Lawson (d)	2,108,306	121,117,701
Frank J. McKenna	362,039	20,798,502
Howard S. Marks	27,704	1,591,589
Rafael Miranda	50,406	2,895,809
Lord O’Donnell	85,622	4,918,960
Hutham S. Olayan	22,203	1,275,552
Diana L. Taylor	119,172	6,846,375

(a)	Non-management directors only have DSUs outstanding and no Options outstanding.

(b)	There were no unvested DSUs as at December 31, 2024.

(c)	The market value is based on the closing price of a Class A Share on the TSX on December 31, 2024 of $57.45 (C$82.62 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.6953) and $57.45 on the NYSE, as applicable.

(d)	Messrs. Blidner and Lawson’s DSUs were granted in their capacity as employees of BN.

Outstanding Escrowed Shares as at December 31, 2024 (Named Executive Officer directors excluded)

The following table shows the number and market value of Escrowed Shares held by BN’s directors at December 31, 2024:

	Escrowed Shares(a)
Name	Number of Vested Escrowed Shares (#)(b)	Market Value as at December 31, 2024 ($)(c)
Jeffrey M. Blidner	105,581	2,387,007
Jack L. Cockwell	1,596,287	27,803,808
Brian D. Lawson	3,449,938	66,276,352

(a)	On February 16, 2024 the Restricted Share Unit (RSU) plan was terminated, and participants were issued Preferred Share Interests for the in-the-money value of the RSUs as at February 16, 2024 and an equal number of Escrowed Shares which have a ten-year term.

(b)	Mr. Blidner has 26,395 unvested Escrowed Shares, Mr. Cockwell has no unvested Escrowed Shares, and Mr. Lawson has 52,790 unvested Escrowed Shares outstanding.

(c)	The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

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Outstanding Preferred Share Interests as at December 31, 2024

The following table shows the number and redemption value of the Preferred Share Interests held by BN’s directors at December 31, 2024.

	Preferred Share Interest (a)
Name	Number of Preferred Share Interests (#)	Exercise Price ($)	Expiration Date	Redemption Value of Preferred Share Interests at December 31, 2024(b) ($)
Jack L. Cockwell	126,562	2.91	February 16, 2034	4,738,545
	862,224	4.40	February 16, 2034	30,993,331
	607,500	6.73	February 16, 2034	20,425,426
Brian D. Lawson	632,812	2.91	February 16, 2034	23,692,798
	1,017,828	4.40	February 16, 2034	36,586,642
	607,500	6.73	February 16, 2034	20,425,426

(a)	On February 16, 2024 the Restricted Share Unit (RSU) plan was terminated, and participants were issued Preferred Share Interests for the in-the-money value of the RSUs as at February 16, 2024 and an equal number of Escrowed Shares which have a ten-year term.

(b)	The redemption value of the Preferred Share Interests at December 31, 2024 is based on the redemption price of $40.35.

Equity Ownership of Directors

Director Share and DSU Ownership Requirements

The Board believes that its directors can better represent BN’s shareholders if they have an alignment of economic interest. Accordingly, directors are required to hold Class A Shares, Exchangeable Class A Shares, DSUs and/or Restricted Shares of BN having a value of at least three times their Annual Retainer (the “Director Share Ownership Guidelines”). This minimum ownership requirement is currently $750,000 for non-management directors and $1,800,000 for the Chair. A director must achieve this minimum ownership requirement within five years of joining the Board.

All independent directors are required to receive at least 50% of their Annual Retainer in DSUs (see “Long-Term Share Ownership Plans” on pages 60 to 62 of this Circular). Subject to these requirements, all non-management directors have the option of electing to receive their Annual Retainer in DSUs or cash.

As at April 17, 2025, all of the proposed nominees for election to the Board who are required to meet the ownership requirement have done so.

Anti-Hedging Policy

In order to maintain the alignment of interests between BN and its directors, BN generally prohibits all directors, including management and affiliated directors, from using derivatives or other financial instruments to retain legal ownership of their shares or share units in BN while reducing their exposure to changes in BN’s share price. Moreover, a director may not hold a short position in any security of BN or its affiliates, either by way of a short sale or by utilizing derivatives. This allows shareholders to determine a director’s true economic exposure to BN’s equity. Under limited circumstances, a director may be permitted to enter into a transaction that has the effect of hedging the economic value of any direct or indirect interests held by such director, but only to the extent that the transaction (i) is executed and disclosed in full compliance with all applicable rules and regulations; (ii) has been approved by the CEO, President or the CFO and, if appropriate, the Compensation Committee; and (iii) is in respect of interests directly or indirectly held by such director in excess of the interests that such director is required to hold under the Director Share Ownership Guidelines. To date, no director has hedged the economic value of their direct or indirect interests in BN.

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Equity Ownership of Directors

The following table sets out the total number of Class A Shares, pro rata interest in Class A Shares and DSUs held by the 16 proposed nominees for election to the Board at the meeting. See pages 10 to 19 of this Circular for information on the individual equity ownership of the director nominees, and also ownership of the Partnership as described on page 7.

Holdings As at April 17, 2025	Class A Shares(a) (#)	DSUs (#)	Total Class A Shares, Pro Rata Interest in Class A Share and DSUs (#)
Total	164,633,733	6,350,859	170,984,592

(a)	Includes (i) the directors’ pro rata interests in Class A Shares and Exchangeable Class A Shares held by PVI (on a consolidated and fully diluted basis), (ii) the directors’ Exchangeable Class A Shares, and (iii) the directors’ Escrowed Shares, which also represent an indirect pro rata interest in Class A Shares. The value of these indirect pro rata interests is impacted by a number of factors including the terms of their ownership, the capital structure of each company, the value of the Class A Shares held by each company and their net liabilities and preferred share obligations.

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PART FIVE – COMPENSATION DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

PART FIVE	COMPENSATION DISCUSSION AND ANALYSIS	52
	Compensation Discussion and Analysis Overview	52
	Compensation Approach	53
	Overview of the Business in 2024	54
	Compensation Committee Governance	55
	Key Elements of Compensation	58
	Key Policies and Practices to Support Alignment	62
	2024 Compensation Decisions	66
	Five-year Compensation Review - Chief Executive Officer	67
	Compensation of Named Executive Officers	71

Compensation Discussion and Analysis Overview

BN’s objective as a leading global investment firm is to build long-term wealth for institutions and individuals around the world. We have one of the largest pools of discretionary capital globally, which is deployed across our three core businesses—asset management, wealth solutions, and our operating businesses. Through our core businesses, we invest in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to our stakeholders. We believe that the price of the Class A Shares over the long-term is the most relevant and appropriate measure of whether we have achieved this goal.

Being successful at continuing to scale our existing businesses and identifying the next market leading business requires a management team with a long-term focus on running the business, predicated on collaborative relationships, the discipline to follow our investment strategy in good and more difficult times, and an entrepreneurial mindset. In furtherance of our investment approach, we employ a talent management strategy designed to (i) attract people who embrace this long-term focus and demonstrate our values of collaboration, discipline, and entrepreneurship, and (ii) ensure we develop and retain them.

The policies and practices we adopt to do this are deliberate. We follow them because they have demonstrably supported, and we believe will continue to support, our long-term approach to running the business.

The primary objectives of our talent management strategy are to:

•	Attract and retain highly qualified and motivated executives who have confidence in, and are committed to, BN’s overall business strategy to create shareholder value over the long-term;

•	Emphasize long-term decision-making with a focus on capital preservation and achievement of attractive risk-adjusted returns;

•	Encourage collaboration across the organization to ensure we harness the power of the breadth of our platform;

•	Reward consistent, long-term performance aligned with the interests and expectations of our investors; and

•	Be transparent to the employees and the shareholders of BN.

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Compensation Approach

A critical component of our talent management strategy is our approach to compensation. Our decades of experience has taught us that the approach we take to compensation is essential to executing our long-term business plan. Some highlights of our approach to compensation include:

•   Alignment of pay with appreciation in our Class A Share price over the long-term

•   Compensation programs that reward behaviors that align with long-term value creation

•   Long-term incentives that are competitive with our industry in form and level allowing for the attraction of top talent

•   Pay mix heavily weighted to long-term incentives

•   Five-year vesting period for all long-term incentive awards and mandatory hold period upon vest for executive officers

•   Departing executives forfeit unvested awards

•   Clawback policy triggered by detrimental conduct or accounting misstatement

•   Minimum share ownership requirements for executive officers

•   Say on Pay advisory vote on executive compensation programs

BN’s compensation arrangements align management’s interests with those of BN’s shareholders.

Management, executive officers and directors of BN and its affiliates hold direct, indirect and economic interests representing approximately 328 million Class A Shares and share equivalents of BN.

Our emphasis on equity compensation, which has long-term vesting and retention requirements, ensures that our executives make decisions and take risks in a manner that aligns with the long-term interests of shareholders. Executives in dedicated fund management groups in most cases have compensation arrangements that also include a component more directly linked to the long-term performance of the fund being managed. The value created for the fund’s investors directly relates to the payments made under such plans and this value, in turn, benefits BN. The timing of these payments to executives who are dedicated to a fund are delayed until the funds’ performance is substantially realized and risk outcomes are determined ensuring that the principles of rewarding risk management and value creation over the long-term are consistent across each of our businesses. Unless specifically noted otherwise, the remainder of the discussion in this report focuses on the Named Executive Officers (as defined on page 52 of this Circular) but also pertains to executives of BN who have corporate responsibilities.

Compensation Arrangements Create Alignment of Interests between Shareholders and Management

While the goals of our compensation arrangements are similar to the goals expressed by many companies, the policies and practices we use to achieve these goals differ in certain respects from market convention. Our compensation policies and practices have been shaped to align our executives with our goal of creating exceptional value for our shareholders with a focus on long-term stewardship of the business. More specifically, our compensation programs consistently focus on the long term:

•	All executives receive a significant portion of their compensation in the form of equity which vests for a minimum of a five-year period in arrears. As individuals progress in seniority, more of their compensation is in the form of long-term awards. The Named Executive Officers, in aggregate, have on average received approximately 88% of their 2024 annual compensation in the form of long-term awards.

•	Cash bonuses represent a relatively modest proportion of each Named Executive Officer’s total average annual compensation. Further, Named Executive Officers are eligible to elect to receive their cash bonuses in the form of long-term incentives.

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•	Our Option and Escrowed Share awards have a 10-year life and reward executives for share price appreciation over the period. Executive officers hold these equity-based awards on average over seven years; moreover, upon exercise and/or exchange, executive officers retain the majority of the net proceeds in the form of Class A Shares.

•	Executive officers are required to hold a minimum of five times their salary in BN equity and all executive officers meet this requirement. This high share ownership further demonstrates management’s strong alignment with and belief in the long-term prospects of the business.

•	Management, executive officers and directors of BN and its affiliates hold direct, indirect and economic interests in BN representing over 328 million Class A Shares and share equivalents of BN. Put simply, our management team acts like, thinks like, and is a significant owner, alongside all of our shareholders, of the business.

In addition, we have adopted the following policies which further support a long-term ownership focus and alignment with shareholders:

•	Executive officers are required to hold, for at least one year, an interest in Class A Shares equal to the net proceeds realized on the exercise of options or the exchange of Escrowed Shares.

•	Departing executives forfeit all unvested long-term incentive plans awards unless a different arrangement is specifically approved by the Compensation Committee.

•	Our clawback policy provides for the reimbursement of incentive and equity-based compensation by executive officers in the event of conduct that is detrimental to the business or an accounting restatement, and is designed to comply with the clawback rules of the U.S. Securities and Exchange Commission and the related exchange listing standards (the “U.S. Clawback Rules”).

In light of the significant long-term nature of our approach to compensation, we do not add performance conditions to our vesting terms. In general, performance vesting involves setting specific performance metrics which BN is required to meet over a specified performance period before executives are entitled to receive value under the long-term plan. It is quite common for these provisions to include performance periods of three years. As noted above, our compensation programs provide for longer vesting periods of five years. We believe that adding short-term performance metrics to our compensation plans would be detrimental to our overall long-term focus and would threaten to introduce the risk of behavior that favors short-term performance over long-term value creation. While we are respectful of those who use these metrics, we have reviewed this approach and do not believe it is in the best interests of our shareholders or of the business.

Value creation for our senior management team is virtually 100% based on share price over the long term — we do not provide performance multipliers that pay out for strong performance in a weak market or for achieving internal targets set by management — our management receive value from their equity awards only when our shareholders realize value over the long-term.

The following sections provide a detailed description of BN’s executive compensation philosophy and programs and the decisions of our Governance Committee under these programs, as well as the factors considered in making its decisions.

Overview of the Business in 2024

BN’s operations are comprised of our asset management business, our wealth solutions business and our four primary operating businesses of renewable power and transition, infrastructure, private equity, real estate, and our corporate activities, which collectively represent seven global operating segments.

BN’s compensation philosophy described in the Compensation Discussion and Analysis is applicable for all senior management; however, the focus is on the compensation of the executive officers of BN set out in the table below, who were our Named Executive Officers for 2024:

Named Executive Officer	Position
Bruce Flatt	Chief Executive Officer
Nicholas Goodman	President and Chief Financial Officer

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The Compensation Committee recommends for approval the compensation for the Named Executive Officers of BN.

The Board has charged the executive officers with building a global business focused on compounding capital over the long-term. The following table outlines the key business accomplishments for 2024:

2024 Business Achievements(a)

•   Distributable earnings (“DE”) of $6.3 billion ($3.96/share) and net income of $1.9 billion ($0.31/share) for the year. DE before realizations increased 15% on a per share basis over the prior year.

▪  Our asset management business generated DE before realizations of $2.6 billion ($1.67/share) for the year, benefitting from strong fundraising momentum and the scaling of its credit platform through strategic partnerships. Total inflows for the year was over $135 billion, including fundraising from the latest round of flagship funds, the closing of the mandate with American Equity Life (“AEL”) and the contribution from strategic partnerships during the year. Combined with robust deployment during the same period, fee-bearing capital grew to $539 billion, an increase of 18% or $82 billion over the past year

▪  Our wealth solutions business generated DE of $1.4 billion ($0.85/share) for the year, on the back of contributions from the close of AEL, organic growth and the strength of our investment performance. Inflows from the close of AEL and the origination of approximately $19 billion of retail and institutional annuity sales contributed to the increase in our insurance assets to over $120 billion at year-end. We continue to diversify the business by growing our pension risk transfer capabilities and expanding into new markets, having completed our first reinsurance transaction in the U.K. in the fourth quarter

▪  Our operating businesses generated DE of $1.6 billion ($1.03/share) for the year, underpinned by the strong operating earnings across our renewable power and transition, infrastructure and private equity businesses. Our core real estate portfolio continues to grow its same-store net operating income

•   Earnings from the monetization of mature assets were $1.4 billion ($0.89/share) for the year

▪ Closed nearly $40 billion of asset sales during the year at strong returns

▪ Recognized $403 million of net realized carried interest into income during the year

▪ Total accumulated unrealized carried interest was $11.5 billion as at year end

•   Record deployable capital of approximately $160 billion at the end of the year

▪ Returned $1.5 billion to shareholders through regular dividends and share repurchases, with total share buybacks of approximately $1 billion

▪ Our balance sheet remained conservatively capitalized

▪ We continued to have strong access to the capital markets and executed $135 billion of financings during the year.

(a)	DE, DE before realizations, fee-bearing capital, net operating income, net realized carried interest and accumulated unrealized carried interest are non-IFRS measures. See the “Cautionary Statement Regarding the Use of Non-IFRS Measures and Forward-Looking Statements” on page 77 of this Circular.

Compensation Committee Governance

Compensation Committee Members and Expertise

Ms. Diana L. Taylor (Chair) was appointed to the Compensation Committee on May 6, 2015 and was then appointed as Chair of the Compensation Committee on November 5, 2015. Ms. Maureen Kempston Darkes was appointed to the Compensation Committee on November 5, 2015. Mr. Rafael Miranda was appointed to the Compensation Committee on March 3, 2023. Each of the three members of the Compensation Committee is independent and has experience in private-sector compensation, with all three having experience sitting on compensation committees of other public companies. The Board believes that the Compensation Committee collectively has the knowledge, skills, experience and background required to fulfill its mandate.

Compensation Committee Mandate

The Compensation Committee has a specific written mandate to review and approve compensation for senior management. This includes an annual evaluation of the performance of the Named Executive Officers and other members of senior management. The Compensation Committee makes recommendations to the Board with respect to the compensation of the Named Executive Officers and the Board gives final approval on compensation matters.

The Compensation Committee meets as required, and at least annually, to monitor and review management compensation policies, management succession planning, diversity and the overall composition and quality of BN’s management resources.

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The Compensation Committee met two times in 2024 and has met once to date in 2025. None of the recommendations of the Compensation Committee have been rejected or modified by the Board during 2024 or 2025 to date.

Benchmarking Executive Compensation and Compensation Peer Group

Salary and short-term incentives are elements of compensation that can be easily benchmarked; however, long-term incentives are more difficult to benchmark since their value is dependent on the underlying assumptions used by each organization and may not be consistent across organizations. Since long-term incentives are a significant focus of BN’s incentive programs, the Compensation Committee has not defined a peer group or benchmarked Named Executive Officer compensation against a peer group. Management conducts annual compensation benchmarking for executives and results are shared with the Compensation Committee as appropriate. As described above, the Compensation Committee believes that BN’s current compensation policies have assisted in attracting and retaining top talent and encouraging executives to assess the risks related to their decisions and actions, and minimizing the ability of executives to benefit from taking risks that increase the performance of BN in the short-term at the expense of long-term value. The Compensation Committee also believes that BN’s current compensation policies meet BN’s other objectives, as described under “Compensation Approach” on page 51 of this Circular.

Independent Compensation Advisors

The Compensation Committee has the authority to retain independent compensation advisors, but did not do so in 2024. If the Compensation Committee engages outside compensation advisors in the future, it will take appropriate steps to ensure they are independent from, and provide no other services to BN or its management.

Succession Planning

Each year the Compensation Committee assesses the availability of suitable succession candidates for the senior management positions within BN. Specifically, the Compensation Committee is provided with a list of potential leadership candidates and reviews the performance, skills, current responsibilities and plans for their continued development. In addition, the Compensation Committee spends time each year reviewing, with management, the performance and development of junior executives. The Compensation Committee believes that this review is important for succession planning purposes and for the compensation awarding process. BN has a long history of developing executives from within rather than hiring externally and the awarding of long-term incentives is an important component of rewarding and retaining these executives.

Diversity

BN is committed to workplace diversity; both ethnic and gender diversity are important to BN’s long-term success and BN actively supports the development and advancement of a diverse group of employees capable of achieving leadership positions. Leadership appointments are solely based on merit, and not on other factors because management and the Board believe that merit should be the guiding factor in determining whether a particular candidate is capable of bringing value to BN. As such, the Board has not adopted formal targets for the representation of women in executive positions. However, a cornerstone of BN’s succession planning process is a tailored approach to the development and advancement of employees capable of achieving executive officer positions. Tailoring the development plan for each individual permits BN to consider the needs of the individual, including considerations that are gender-based. This tailored approach to developing executives starts with identifying individuals who demonstrate the skills and attributes required to achieve executive officer positions within BN. The progress of these individuals is reviewed annually in order to ensure that each individual is being provided opportunities to achieve their potential. Development opportunities include exposure to a new competency or skill, a transfer between business units, a relocation, a role expansion and other stretch opportunities.

While BN has not adopted formal targets for the representation of women in executive officer positions, management and the Compensation Committee actively monitor the percentage of women identified as capable of achieving executive officer positions in aggregate, by business unit and by geography. In 2024, of the individuals identified as having the potential to achieve executive officer positions, approximately 48% self-identified as ethnically diverse and approximately 37% were women. Management and the Compensation Committee review annually a summary of high performance employees, including by gender and geography, the type of development opportunities provided to these individuals and changes to their compensation year over year in order to monitor BN’s activities related to increasing the representation of women in senior management positions.

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Compensation Related Risk

Annually, the Compensation Committee reviews BN’s compensation approach, policies and practices as well as BN’s incentive plans at the corporate level and within its business units.

The Compensation Committee also reviews the terms and conditions of the Long-Term Share Ownership Plans, as well as any proposed amendments, and considers the appropriateness and effectiveness of the plans in the context of current compensation practices, regulatory changes and BN’s objectives. The Compensation Committee receives an update on the financial arrangements entered into by BN to hedge the impact on BN of future increases in the market price of its Class A Shares against the liability incurred under BN’s Deferred Share Unit Plans. The Committee has determined that the plans are appropriate and effective.

The Compensation Committee reviewed BN’s compensation policies and practices, including the design of BN’s incentive plans to ensure that they:

•	encourage management to consider the risks associated with their decisions;

•	minimize management’s ability to benefit from taking risks that increase performance in the short-term at the expense of long-term value creation;

•	hold management accountable for their decisions both during employment with and post-departure from BN; and

•	provide discretion to the Compensation Committee, where appropriate, to prevent unintended consequences which either unduly benefit or penalize management.

This review separately considered businesses that deploy capital (e.g. private fund business) and businesses that do not deploy capital (e.g. fee for service business) since the compensation risks associated with these businesses are different.

The Compensation Committee reported the results of its review to the Board in December 2024. The Compensation Committee did not identify any risks which are reasonably likely to have a material adverse effect on BN. It was concluded that BN’s compensation approach, policies and practices for its executives at the corporate level and within its business units appropriately:

•	encourage executives to consider the risks associated with their decisions and actions; and

•	do not result in the probability that excessive payouts will be made before the outcome of risks are known.

In reaching their conclusion, the Compensation Committee considered the following:

•	the emphasis on long-term compensation for executives in businesses that allocate capital including five-year vesting periods and the forfeiture terms related to departure;

•	the fact that the design of incentive arrangements for businesses that deploy capital considers the additional risk relative to businesses that do not deploy capital;

•	the direct link between the payout to the executive and the performance of the businesses; and

•	the timing of payouts to executives who are dedicated to a fund are delayed until the funds’ performance is substantially realized and risk outcomes are determined.

The Compensation Committee also reported that the compensation arrangements for the Named Executive Officers are consistent with the objectives of BN’s compensation program as outlined under “Compensation Approach” on page 51 of this Circular, support the creation of shareholder value over the longer term, as well as the attraction and retention of executives who make decisions with a long-term view, and encourage an assessment of risk related to the decisions made and actions taken. The following practices related to the compensation of the Named Executive Officers support this conclusion:

•	the highest percentage of total annual compensation is granted as Long-Term Share Ownership Plan awards which vest over five years with overlapping vesting periods;

•	the significant level of equity ownership by management;

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•	that management remains exposed to the long-term risks associated with their decision-making through their equity ownership and compensation granted as long-term incentives;

•	the fact that options and escrowed shares are held well beyond their vesting period and generally until close to their expiry date. The options exercised in 2024 by the Named Executive Officers and senior management were held for approximately nine years on average; and

•	the length of tenure of management with BN.

Key Elements of Compensation

During the past five years, total compensation for the Named Executive Officers has been comprised of approximately 8% Base Salary, 4% Annual Management Incentive Plan awards and 88% Long-Term Share Ownership Plan awards.

In order to achieve our compensation objective to create alignment of interests between shareholders and management, while minimizing management’s ability to benefit from taking risks that increase performance in the short-term at the expense of long-term value creation, executives receive a substantial portion of their compensation in awards under the Long-Term Share Ownership Plans described on pages 60 to 62 of this Circular which:

•  reinforces the focus on long-term value creation;

•  aligns the interests of executives with other shareholders of BN; and

•  encourages management to follow a rigorous forward-looking risk assessment process when making business decisions

Total compensation for executives with corporate responsibilities is comprised of the following elements: Base Salary, Annual Management Incentive Plan awards (“Bonus”) and participation in BN’s Long-Term Share Ownership Plans and standard benefits. Total annual compensation awarded to the Named Executive Officers and other senior executives generally does not change significantly from year to year. However, from time to time, the Compensation Committee grants additional discretionary awards to executives who have taken on additional responsibilities and/or as a way to periodically recognize executives who have consistently performed at an exceptional level. These discretionary awards are typically made in the form of participation in a Long-Term Share Ownership Plan. These discretionary awards assist BN in retaining key employees who have the potential to add value to BN over the longer term.

Total compensation for executives who are at earlier stages in their careers also includes awards pursuant to BN’s Long-Term Share Ownership Plans but a larger percentage of their total compensation is in the form of Base Salary and Bonus awards in recognition of their personal needs and to be competitive within the alternative asset management industry. Furthermore, changes in total compensation from year to year often vary more for these executives as they take on increasing responsibility.

As executives progress within BN, they have the opportunity to receive their annual Bonus in DSUs instead of cash under BN’s Deferred Share Unit Plans or Restricted Shares under BN’s Restricted Stock Plans. This enables executives to increase their ownership interest in BN over time.

The following table provides an overview of each of the elements of compensation, followed by further details related to BN’s Bonus and Long-Term Share Ownership Plans.

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Element	Purpose	How Determined
Base Salary

•  Deliver the only form of fixed compensation

•  CEO Base Salary is similar to other executive officers, subject to cost of living differentials between employment locations

•  Not intended to be the most significant component of an executive’s compensation

• Base Salaries for senior and other executives are reviewed annually to reflect the relative experience and contribution of each executive

Annual Management Incentive Plan (Bonus)

Maximum target annual incentive is 100% of Base Salary

(There is a detailed description of the plan on page 59 and 2024 awards are outlined on page 67 of this Circular)

•  Motivate and reward participants for achieving annual business objectives and for making decisions and taking actions consistent with BN’s long-term focus

•  Foster a collaborative approach to meeting long- term objectives

•  Not intended to be the most significant component of an executive’s compensation

•  Executives may elect to take bonuses in the form of DSUs or Restricted Shares

•  Annual cash bonuses are discretionary, based on individual, team and corporate performance

•  Awards are based on performance and consider the specific operational and individual annual performance targets, but are not formulaic

Long-Term Share Ownership Plans (There is a detailed description of each of the plans on pages 60 to 62 and 2024 awards are also outlined on pages 71 to 72 of this Circular)

•  Align the executive’s interests with those of BN’s shareholders

•  Foster a collaborative approach to meeting long-term objectives

•  Enable participants to create personal wealth through an increase in the value of BN’s shares

•  Motivate executives to improve BN’s long-term financial success

•  Intended to be the most significant component of an executive’s compensation

•  BN currently operates three Long-Term Share Ownership Plans and executives receive their long-term incentive awards in one of the following Plans:

1.  Management Share Option Plans

2.  Deferred Share Unit Plans

3.  Restricted Stock Plans

▪  Restricted Stock Plan

▪  Escrowed Stock Plan

•  Annual participation in each plan is dependent on the business unit and the level of the executive

•  Named Executive Officers receive their long-term incentive award in the form of Escrowed Shares under the Escrowed Stock Plan

Group Benefits
Health Insurance	• Provide health and dental benefits and life and disability insurance coverage	• All employees, including the Named Executive Officers, are eligible to participate in health, dental and insurance plans which vary by location
Retirement Savings Plan	• Provide tax deferred retirement savings

•  All employees, including the Named Executive Officers are eligible to receive an annual contribution to a registered retirement savings plan equivalent to a nominal percentage of Base Salary based on local market practice. The percentage is the same for all executives

•  There are no defined benefit pension plans in place for senior management

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Annual Management Incentive Plan (“Bonus Plan”)

BN believes that, given its focus on the long-term when making decisions, the impact of which is difficult to assess in the short-term, a heavy emphasis on annual incentives and a formulaic calculation of awards based on the achievement of annual operational or individual performance targets may not appropriately reflect decisions that are fully aligned with the long-term strategy of BN. Accordingly, the awards made under the Bonus Plan typically represents approximately 10% of an executive officer’s total compensation.

The Compensation Committee believes that its ability to exercise discretion and judgment is critical to ensuring that annual incentives reflect the assessment of risk in the decisions and actions taken by management and consider unexpected circumstances or events that have occurred during the year. Accordingly, for the Named Executive Officers, the Compensation Committee starts with a review of the management team’s collective performance in meeting the broader business plan objectives. These objectives include both short-term operational goals and objectives related to the implementation of the long-term business strategy. Given the emphasis on long-term value creation, it is not unusual for some of the objectives set at the beginning of the year to change during the year. Each year, the Compensation Committee reviews:

•	the accomplishments during the year;

•	why certain objectives were not met or certain actions were not undertaken; and

•	additional initiatives undertaken by management, which were not contemplated in the initial objectives.

Accordingly, annual incentive awards are determined based on the Compensation Committee’s:

•	assessment of management’s decisions and actions and how those decisions and actions align with BN’s long-term strategy of value creation and how management considered the risks associated with such decisions; and

•	determination of whether any objectives were not met because management made decisions in the best long-term interests of BN or due to factors outside of management’s control.

The compensation structure for Mr. Flatt includes a Base Salary and Long-Term Share Ownership award only, further reinforcing a focus on long-term decision-making. For Mr. Goodman, the incentive award is based more on his individual performance (as measured by the achievement of specific objectives) and less on collective performance. In addition, given BN’s view that a collaborative approach is fundamental to meeting its long-term objectives, the Bonus Plan awards for Mr. Goodman tend to be similar in amount and typically do not fluctuate significantly from year to year.

Long-Term Share Ownership Awards

BN’s Long-Term Share Ownership Plans are intended to:

•	encourage share ownership;

•	increase executives’ interest in the success of BN;

•	encourage executives to remain with BN as a result of the delayed vesting of awards; and

•	attract new members of management by remaining competitive in terms of total compensation arrangements.

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BN has three types of Long-Term Share Ownership Plans. Awards are made under the following plans:

Award	Key Terms	Basis for Award
Option Plan
2012, 2016 and 2019 Management Share Option Plans (collectively, the “MSOPs”) (a)

Options to purchase Class A Shares (“options”) which are settled in Class A Shares

The MSOPs are administered by the Board and described in detail under “Security-Based Compensation Arrangements” on pages 73 to 74 of this Circular

•   10 year term

•   Each award vests 20% per year over five years in arrears

•   No entitlement to dividends

•   Exercise price based on the volume-weighted average price of a Class A Share for the five business days preceding the grant date

•    Generally granted in the first quarter of each year as part of the annual compensation review (b):

◦       Number of options is determined based on executive’s level of responsibility and performance

◦       Consideration is given to the number and value of previous option awards

•    Also granted:

◦        From time to time as additional discretionary awards to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

◦       In certain circumstances, to executives commencing employment with BN

•    The CEO recommends all awards to the Compensation Committee

•    The Compensation Committee recommends the award for the CEO

•    The Board, at the recommendation of the Compensation Committee, approves all awards

2024 Awards and Exercises

In 2024, BN granted a total of 1,165,025 options under the MSOPs, representing approximately 0.07% of the outstanding Class A Shares on a fully diluted basis as of December 31, 2024 (0.04% in 2023 and 0.24% in 2022).

In total during 2024, 10.2 million options with an aggregate in-the-money value of $264 million were disposed of or exercised. The options disposed of or exercised during 2024 by the Named Executive Officers and senior management were outstanding for approximately nine years on average. The length of time options are held by executives demonstrates an alignment of interests with shareholders.

Deferred Share Unit Plans
Deferred Share Unit Plan

Settled by a cash payment equal to the value of the Class A Shares

•   Vesting period over five years in arrears

•   DSUs awarded in lieu of an annual cash bonus vest immediately

•   Only redeemed for cash upon cessation of employment through retirement, resignation, termination or death

•   Dividends are received in the form of additional DSUs

•        Annual cash bonus taken in the form of DSUs at the executive’s election

•        A mandatory deferral of a cash bonus in certain businesses

•        Additional discretionary awards may be granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

2024 Awards In 2024, BN awarded a total of 13,881 DSUs in lieu of cash bonuses.

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Award	Key Terms	Basis for Award
Restricted Stock Plans
Restricted Stock Plan

Class A Shares purchased directly or indirectly on the open market subject to certain restrictions (“Restricted Shares”)

•    Vesting period over five years

•    Restricted Shares awarded in lieu of an annual cash bonus vest immediately

•    Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions, until the fifth anniversary of the award date)

•    Dividends are received in the form of cash, unless otherwise elected

•   Annual cash bonus taken in the form of Restricted Shares at the executive’s election

•   A mandatory deferral of a cash bonus in certain businesses

•   Additional discretionary awards are also granted to executives who have demonstrated an ability to take on additional responsibility or who have consistently performed at a high level

•   Occasionally awarded as long-term incentives

2024 Awards In 2024, BN granted a total of 1,794,242 Restricted Shares.

Escrowed Stock Plan

Non-voting common shares (“Escrowed Shares”) of one or more private companies (each, an “Escrowed Company”). Each Escrowed Company is capitalized with common shares and preferred shares issued to BN for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares on the open market. Regular dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by BN.

•    Typically vest 20% each year commencing on the first anniversary of the date of the award

•    Right to exchange Escrowed Shares for Class A Shares issued from treasury no later than the 10th anniversary of the award date

•    The Class A Shares acquired by an Escrowed Company will not be voted

•    The Class A Shares acquired by the Escrowed Companies are purchased in the open market, thereby limiting dilution for shareholders

•   Generally awarded in the first quarter of each year as part of the annual compensation review and only to the executive officers and certain senior management (b)

•   The CEO recommends all awards to the Compensation Committee

•   The Compensation Committee recommends the award for the CEO

•   The Board, at the recommendation of the Compensation Committee, approves all awards

2024 Awards In 2024, BN granted a total of 16,375,475 Escrowed Shares and 429,532 Class A Shares were issued under the Escrowed Stock Plan.

(a)      In certain jurisdictions outside of North America, options are awarded under the Global Management Option Plan (“GMOP”). The terms and conditions of this plan are identical to the MSOPs with the exception that these options are settled by a cash payment equal to the increase in the value of BN’s Class A Shares. In 2024, no options were granted under the GMOP, and there were 259,875 options exercised thereunder.

(b)     For corporate executives, the annual long-term incentive award is typically in the form of options, Escrowed Shares or occasionally Restricted Shares. The number of options, Escrowed Shares or Restricted Shares awarded is dependent on the executive’s annual target (the “Target”). The Target is a function of the executive’s role, level and contribution. Accordingly, an individual’s Target typically increases over time. The number of options or Escrowed Shares awarded to an executive is calculated as (i) the Target divided by (ii) the price of the Class A Shares at the time the award is determined. In certain circumstances, awards in excess of the Target are granted to executives who have taken on additional responsibility, or who have consistently performed at a high level.

Key Policies and Practices to Support Alignment

The Compensation Committee establishes compensation programs that incorporate leading compensation governance principles. Highlighted below are some of BN’s executive compensation policies and practices that are designed to (i) encourage executives to consider the risks associated with their decisions, (ii) minimize the risk that executives are rewarded in the short-term for actions which are detrimental in the long-term, and (iii) reinforce the alignment of the interests of management with the long-term interests of shareholders.

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The following table outlines BN’s policies and practices which incorporate leading compensation governance principles:

Policies and Practices:

✓	Require senior management to own a significant interest in BN
✓	Require executive officers to hold for at least one year, an interest in Class A Shares equal to the net proceeds realized on exercise of options or exchange of Escrowed Shares
✓	Provide for clawback of incentive and equity-based compensation in the event of accounting restatements or detrimental conduct
✓	Require long-term incentives to vest over five years
✓	Termination provisions generally require departing executives to forfeit unvested awards
✓	Do not provide defined benefit pension plans for any executives
✓	Restrict hedging of shares or share-based incentives

Share Ownership Guidelines

BN’s executive officers are required to hold Class A Shares, Exchangeable Class A Shares, DSUs, Restricted Shares or other equity securities that own underlying Class A Shares with a value equal to five times Base Salary, based on the market value of the securities held, and which must be attained within five years of being designated as executive officers. As at April 17, 2025, all of the Named Executive Officers have met the share ownership requirement.

Reimbursement of Incentive and Equity-Based Compensation (Clawback)

Pursuant to BN’s Clawback Policy (the “Clawback Policy”), an executive officer may be required to pay to BN an amount equal to some or all of any cash payments or equity awards granted or paid to, or earned by, such executive officer under the terms of any of BN’s incentive compensation or long-term incentives plans (collectively, “Awards”). This payment may be required in the event that (i) BN is required to prepare an accounting restatement due to BN’s material noncompliance with any financial reporting requirement under United States federal securities laws or to avoid a material accounting misstatement or (ii) an executive officer is determined to have engaged in conduct which the Compensation Committee determines is detrimental to BN.

The Compensation Committee has full and final authority to make all determinations under the Clawback Policy including, without limitation, whether the Clawback Policy applies and, if so, the amount of compensation to be repaid or forfeited by the executive officer. In the event that BN is required to prepare an accounting restatement, the Compensation Committee will review all incentive-based compensation earned by its executive officers (i) after beginning service as an executive officer, (ii) during the three completed fiscal years immediately preceding the date on which BN is required to prepare the accounting restatement (as well as during any transition period specified in the U.S. Clawback Rules), (iii) while BN has a class of securities listed on a U.S. stock exchange, and (iv) after the U.S. Clawback Rules became effective. If the Compensation Committee determines that one or more executive officers received any erroneously awarded compensation in connection with an accounting restatement, the Compensation Committee will seek recoupment from such executive officers of all such erroneously awarded compensation, unless it determines that one of the impracticality exceptions set forth in the U.S. Clawback Rules is available.

In order to protect BN’s reputation and competitive ability, the Clawback Policy may also apply to executive officers that engage in conduct that is detrimental to BN during or after the cessation of such executive officer’s employment with BN. Detrimental conduct includes any conduct or activity, whether or not related to the business of BN, that is determined in individual cases by the Compensation Committee, to constitute: (i) fraud, theft-in-office, embezzlement or other illegal activity; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of the Code; or (iv) material violations of BN’s Positive Work Environment Policy (including the sexual harassment related provisions thereof). In the event that it is determined that detrimental conduct has occurred, the Clawback Policy relates to any Awards received: (i) on or after the date the executive officer is determined to have engaged in detrimental conduct; and/or (ii) the two year period prior to the date the executive officer is determined to have engaged in detrimental conduct.

Where it is determined (i) through an accounting restatement that incentive-based compensation was erroneously awarded to an executive officer or (ii) that the executive officer engaged in detrimental conduct, the Compensation Committee will have the ability to: (x) require the executive officer to re-pay any Award paid to the executive officer; (y) cancel/revoke any prior

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Award that has not yet vested, and any Award that has vested but has not yet been exercised, by the executive officer; and/or (z) require the executive officer to re-pay the cash value realized by the executive officer on any Award that has already vested to, or been exercised by, the executive officer. Awards include all plans under which cash payments or equity awards granted or paid are currently being made (DSUs, Escrowed Shares and Restricted Shares) or any plans which are no longer operating but still have outstanding awards.

Hedging of Economic Risks for Personal Equity Ownership

All executives are prohibited from entering into transactions that have the effect of hedging the economic value of any direct or indirect interests by the executive in Class A Shares, including their participation in Long-Term Share Ownership Plans. Under limited circumstances, an executive may be permitted to enter into a transaction that has the effect of hedging the economic value of any direct or indirect interests held by such executive, but only to the extent that the transaction (i) is executed and disclosed in full compliance with all applicable rules and regulations; (ii) has been approved by the CEO and CFO and, if appropriate, the Compensation Committee; and (iii) is in respect of interests directly or indirectly held by such individual in excess of the interests that such individual is required to hold under the Share Ownership Guidelines. To date, no executive has hedged the economic value of their direct or indirect interests in BN.

Option Exercise Hold Periods During and Post-Employment

In order to minimize any possibility of executives opportunistically exercising options and selling the securities received at an inappropriate time, and to require share ownership post-employment, executives are required to continue to hold, for at least one year, an interest in Class A Shares equal to any net after-tax cash proceeds realized from the exercise of options or exchange of Escrowed Shares. This requirement is distinct and in addition to any share ownership guidelines.

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Termination and Change of Control Provisions

As a general practice, BN does not provide contractual termination or post-termination payments or change of control arrangements to employees. Specifically, BN has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its Named Executive Officers.

The following table provides a summary of the termination provisions in BN’s Long-Term Share Ownership Plans. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the Chair of the Compensation Committee or the Board, depending on the circumstances.

Long-Term Share Ownership Plan Termination Provisions(a)

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares
Retirement (as determined at the discretion of the Board)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, unvested options are cancelled and vested options continue to be exercisable for 60 days(b) from the termination date, after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	All vested and unvested options are cancelled upon the close of business on the termination date.	Upon date of termination, all vested and unvested shares are forfeited.
Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon the date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.
Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(b) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period Unvested shares are forfeited.

(a)	This table represents a summary of the termination provisions in the Long-Term Share Ownership Plans provided by BN and should not be construed as the complete terms.
(b)	Up to but not beyond the expiry date of options.

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2024 Compensation Decisions

The Board has charged Mr. Flatt and his management team with expanding the business globally in a manner consistent with the creation of shareholder value over the long term. Mr. Flatt’s personal performance, as well as the performance of Mr. Goodman, is reviewed each year by the Board and the Compensation Committee in relation to operational results, the achievement of other objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.

Each year, the CEO presents an annual business plan to the Board. The plan incorporates both short-term and long-term growth objectives. This annual business plan sets out the strategic direction of BN, together with specific operational targets and objectives related to the implementation of BN’s long-term business strategy. The targets and objectives are aggressive and, given the opportunistic and entrepreneurial nature of the organization, provide the Board with examples of various transactions and initiatives that management believes will create shareholder value over the long-term.

The determination of annual incentive awards and long-term ownership awards is not formulaic but instead is entirely based on the Board’s assessment of the specific actions taken during the year by the team to implement BN’s strategic plans and any amendments to the plans, all in the context of long-term value creation, and other actions taken in response to unforeseen developments during the year.

Information Reviewed by the Compensation Committee

In February 2025, the Compensation Committee received a report detailing the compensation arrangements for the Named Executive Officers. The report, which was prepared by the CEO, summarized the total 2024 compensation, including proposed annual incentive awards and Long-Term Share Ownership Plan awards as well as the proposed 2025 Base Salaries. The report also presented a wealth accumulation analysis, including the “in-the-money” value of vested and unvested Long-Term Share Ownership Plan awards previously granted and the options exercised during the year for each Named Executive Officer.

The report included an analysis of the expected value of 2024 compensation awards to the Named Executive Officers that would be paid under various performance results. The Compensation Committee determined that the resulting compensation was reasonable and appropriate based on the performance of the Class A Shares over a 10-year period.

The extent of equity ownership by all executives is an important consideration for the Compensation Committee. It demonstrates the extent to which executives will benefit from, and will be motivated to achieve, the long-term enhancement of shareholder value. Accordingly, the report also contained an analysis of equity ownership by all executives. It also summarized the equity ownership by the most senior executives including Class A Shares held directly and indirectly as well as through Long-Term Share Ownership Plans, along with a summary of the tenure with the organization of each Named Executive Officer. The Compensation Committee determined that the significant level of equity ownership of the Named Executive Officers creates an alignment of interests to enhance shareholder value over the longer term.

In addition, the report contained a summary of regular and additional discretionary option awards to all senior management as recommended by the Named Executive Officers. The Compensation Committee has determined that these arrangements are reasonable and appropriate.

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2024 Incentive Awards

The Compensation Committee considered the significant achievements by BN in 2024 as outlined on page 52 of this Circular. After considering these achievements, the Compensation Committee determined that management had advanced the long-term business strategy in a manner consistent with the creation of shareholder value over the longer term. Accordingly, the annual and long-term incentive awards for 2024 were as follows:

Named Executive Officer	Annual Incentive ($)	Long-Term Incentive Value ($)
Bruce Flatt(a)	—	7,135,240
Nicholas Goodman	750,000	8,919,050

(a)	Mr. Flatt is not eligible for an annual incentive. His compensation consists of a Base Salary and an award under one of BN’s Long-Term Share Ownership Plans. In addition, Mr. Flatt, who remains CEO of BAM, will also be eligible for BAM compensation, including Long-Term Share Ownership Plans. Mr. Flatt also received $4,470,600 in Long-Term Incentive Value as BAM compensation in his capacity as CEO of BAM.

The Committee considered these awards to be aligned with the compensation approach of rewarding long-term value creation and consistent with BN’s compensation philosophy of providing a significant portion of executive compensation in the form of long-term equity-based awards.

Mr. Goodman also received an annual contribution to a retirement savings plan. Mr. Goodman’s participation in these retirement savings plans is on the same basis as all other employees of BN subject to geographic and market differentials, and they do not have any entitlement to future pension benefits or other post-employment benefits from BN. As a result, BN has no post-employment obligation to provide pension, medical or other employee benefits to Mr. Goodman.

Named Executive Officer Compensation Mix(a)

Approximately 95% of the value of compensation awarded to Mr. Flatt for 2024 and approximately 86% of the value of compensation award to Mr. Goodman for 2024 was in the form of long-term share ownership awards. The actual value of this compensation, which is earned over time, depends upon the performance of the Class A Shares. The compensation mix for the Named Executive Officers, in 2024 and over the last five years, is set out in the table below.

Annual Management Incentive
	Base Salary	Cash Bonus	DSUs / Restricted Shares	Long-Term Share Ownership	Percentage of Compensation at Risk
2024
Chief Executive Officer	5%	—	—	95%	95%
Chief Financial Officer	7%	7%	—	86%	86%
Five Years (2020 – 2024)
Chief Executive Officer	8%	—	—	92%	92%
Chief Financial Officer	7%	9%	6%	78%	84%

(a) The Base Salary paid to Mr. Flatt in each financial year was converted from C$ and £ using the average Bloomberg exchange rate each year, where applicable.

Details of the components of the compensation paid to the Named Executive Officers for 2022, 2023 and 2024 are set out in the Summary Compensation Table on page 69 of this Circular.

Five Year Compensation Review – Chief Executive Officer

In fiscal years 2020 through 2024 inclusive, Mr. Flatt received a Base Salary of $606,768 on average per year. Base salary was the only cash compensation awarded to Mr. Flatt during that period.

Participation in BN and BAM long-term share ownership plans, which are based on the performance of the Class A Shares and BAM Class A Shares, represented 92% of the value of the total compensation awarded to Mr. Flatt over the last five years.

The following table sets out the actual value of the total compensation awarded to Mr. Flatt over the last five years based on the value of a Class A Share and of a Class A Share of BAM as at December 31, 2024. Performance of the Class A Shares over the last five years on the TSX and NYSE can be found on pages 66 to 70 of this Circular.

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Total Cumulative Chief Executive Officer Compensation for Fiscal Years 2020 – 2024

Total Compensation Fiscal Years 2020 – 2024($)
Cash Compensation Paid	3,033,840

Long-Term Share Ownership Plan Awards(a):
Value upon Award(b)	33,947,620
Market Appreciation(c)	187,851,990
DSUs and Escrowed Shares(a)	221,799,610

Benefits and Perquisites
Other Compensation(d)	115,038
Total Cumulative Compensation 2020 – 2024	224,948,488

Average Annual Compensation at award value	7,419,300
Value of Compensation including share appreciation	44,989,698

(a)	These values reflect DSUs and Escrowed Shares granted during the five-year period from January 1, 2020 to December 31, 2024 of Mr. Flatt’s tenure as CEO. DSUs are not redeemable until retirement.
(b)	The value of the DSUs is calculated based on the closing price of a Class A Share or a BAM Class A Share (for DSUs issued pursuant to adjustments made to outstanding equity-based awards of BN in connection with BN’s distribution of 25% of its asset management business through BAM pursuant to a plan of arrangement in December 2022 (the “Arrangement Adjustments”)), as applicable, on the effective date of the award. The value of the Escrowed Shares is based on the stock market price of the Class A Shares or a BAM Class A Share (for Escrowed Shares issued in connection with the Arrangement Adjustments), as applicable, at the time of the award and considers the potential increase in value based on a hold of 7.5 years, and the volatility, risk free rate and dividend growth rate at the time of the award.
(c)	The market appreciation for the DSUs is calculated as (i) the value of the DSUs (including the additional DSUs received under the dividend reinvestment program) using the closing price of a Class A Share on the TSX on December 31, 2024 of $57.45 (C$82.62 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.6953) or on the NYSE on December 31, 2024 of $57.45, as applicable, and for the BAM-tracking DSUs issued in connection with the Arrangement Adjustments using the closing price of a BAM Class A Share on the TSX on December 31, 2024 of $54.21 (C$77.69, converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.6953) and on the NYSE of $54.19, as applicable, less (ii) the Value upon Award as described in note (b) above. The market appreciation for the Escrowed Shares is calculated as (i) the value of the Class A Shares or BAM Class A Shares, as applicable, held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company on December 31, 2024 less (ii) the value of the Escrowed Shares on December 31, 2024 as described in note (b) above.
(d)	Other compensation paid in the financial year includes annual contributions of 7.5% of salary under the U.K. retirement savings plan in 2020 to 2021. The value has been converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7300 or £1.00 = US$1.2782, which was the average exchange rate for 2024 as reported by Bloomberg.

Chief Executive Officer Ownership Interests in BN

Consistent with BN’s philosophy of aligning the interests of management and shareholders and fostering an entrepreneurial environment that encourages a focus on long-term value creation, Mr. Flatt has, over his 35 years with BN, accumulated a number of ownership interests in BN in the form of DSUs and Escrowed Shares. In addition, and separate from any compensation arrangements, but relevant to the extent it aligns Mr. Flatt’s interests with shareholders, Mr. Flatt owns a significant number of Class A Shares. These ownership interests are held both directly and through ownership in PVI (see “Principal Holders of Voting Shares” on page 7 of this Circular).

Class A Share Performance Graphs

The following graphs detail the share performance of BN’s Class A Shares on the TSX and NYSE.

The total return on the NYSE for the period from January 1, 2020 to December 31, 2024 has been 99.2%. This return reflects the decrease in BN’s share price as a result of the distribution of 25% of the asset management business on December 9, 2022. Total average compensation for the Named Executive Officers has increased by approximately 81.5% in aggregate from 2020 to 2024.

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TSX (Symbol: BN)

The following shows the cumulative total shareholder return for BN’s Class A Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index.

	2019	2020	2021	2022	2023	2024
Class A Limited voting shares (BN)	100	106.6	157.5	109.5	137.9	215.8
S&P/TSX Composite Total Return Index	100	105.6	132.2	124.6	139.3	169.5

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NYSE (Symbol: BN)

The following shows the cumulative total shareholder return for BN’s Class A Shares (assuming reinvestment of dividends) over the last five fiscal years, in comparison with the cumulative total return of the NYSE Composite Total Return Index.

	2019	2020	2021	2022	2023	2024
Class A Limited voting shares (BN)	100	109	163.0	107.5	137.9	199.2
NYSE Composite Total Return Index	100	107.1	129.4	117.5	133.8	155.2

Ratio of Named Executive Officer Compensation to Funds from Operations

The following table illustrates the total compensation awarded to the Named Executive Officers for 2022, 2023 and 2024 as a percentage of Funds from Operations (“FFO”):

	2024	2023	2022
Aggregate Named Executive Officer Compensation (a) (b)	$17,959,477	$18,456,859	$43,066,778
As a Percentage of FFO (c)(d)	0.3%	0.3%	0.7%

(a)	Aggregate Named Executive Officer Compensation in 2022 is based on six Named Executive Officers.
(b)	Aggregate Named Executive Officer Compensation is defined as the Total Compensation as it appears in the Summary Compensation Table on page 69 of this Circular.
(c)	FFO totaled $6.236 billion, $6.221 billion, and $6.294 billion in 2024, 2023 and 2022, respectively.
(d)	FFO is a non-IFRS measure. See the “Cautionary Statement Regarding the Use of Non-IFRS Measures and Forward-Looking Statements” on page 77 of this Circular.

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Compensation of Named Executive Officers

The compensation paid and disclosed in the table below represents aggregate amounts earned by the Named Executive Officers for the years ended December 31, 2024, 2023 and 2022. For the year ended December 31, 2024, the compensation paid and disclosed reflects the amounts solely borne by BN for services provided. For the year ended December 31, 2022, each of BN and BAM paid their prorated portion of such compensation for Mr. Flatt, who currently serves as the CEO of both BN and BAM, for the period beginning December 9, 2022 to December 31, 2022. Prior to this period, Mr. Flatt’s full compensation was paid by BN. Mr. Flatt also received compensation paid and disclosed by BAM in the year ended December 31, 2024.

Summary Compensation Table(a)(b)

Name and Principal Position	Year	Annual Base Salary ($)	Annual Incentive Cash ($)	DSUs/ Restricted Shares ($)	Escrowed Shares / Options(d)(e)(f) ($)	All Other Compensation(g) ($)	Total Compensation ($)
Bruce Flatt(c) CEO	2024	375,000	—	—	7,135,240	—	7,510,240
	2023	375,000	—	—	5,630,445	—	6,005,445
	2022	742,643	—	—	7,046,055	—	7,788,698
Nicholas Goodman President and CFO	2024	750,000	750,000	—	8,919,050	30,187	10,449,237
	2023	547,500	547,500	2,357,130	8,914,871	31,443	12,398,444
	2022	511,000	511,000	—	5,761,980	29,751	6,813,731

(a)	In order to provide for comparability with BN’s financial statements, which are reported in U.S. dollars, all Canadian dollar and British pound compensation amounts in this Circular have been converted to U.S. dollars at an exchange rate of C$1.00 = US$0.7300 and £1.00 = US$1.2782, which was the average exchange rate for 2024 as reported by Bloomberg, unless otherwise noted.
(b)	Mr. Flatt’s compensation consists of an annual Base Salary and Escrowed Shares awarded under the Escrowed Stock Plan. Mr. Goodman’s compensation consists of an annual Base Salary and an annual incentive which he can elect to receive in cash, DSUs, or Restricted Shares and Escrowed Shares awarded under the Escrowed Stock Plan.
(c)	Mr. Flatt also received compensation paid by BAM in recognition of his role as CEO for the year ended December 31, 2024. Such compensation consisted of a salary of $375,000 and an Escrowed Share award with a grant date fair value of $4,470,600 based on the grant date price of a BAM Class A Share on the NYSE on February 24, 2025 of $59.62. This value awarded is determined by the BAM Board and considers the stock market price of the BAM Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 29.91%, a risk free rate of 4.36% and a dividend yield of 3.71%. These values have been discounted by 25% to reflect the five-year vesting.
(d)	The amounts for 2024 reflect grants of Escrowed Shares for each Named Executive Officer. The value awarded under the Escrowed Stock Plan for annual grants is determined by the Board and considers the stock market price of the Class A Shares at the time of the award and the potential increase in value based on a hold period of 7.5 years, a volatility of 31.32%, a risk free rate of 4.36% and a dividend yield of 0.8%. These values have been discounted by 25% to reflect the five-year vesting.
(e)	For additional disclosure, the following table shows the number of Escrowed Shares granted during the fiscal year 2022 as a result of the Arrangement Adjustments.

Name	Escrowed Shares (#)	Grant Date Fair Value ($)
Bruce Flatt	6,052,321	45,392,408
Nicholas Goodman	1,397,970	10,484,775

(f)	For additional disclosure, on the wind-up of BN’s Restricted Share Unit Plan, Mr. Flatt exchanged his RSUs for cash equivalent in value to the RSUs on the date of the exchange. Separately, Escrowed Shares were issued to Mr. Flatt on February 16, 2024 on a one-for-one basis.

Name	Escrowed Shares (#)	Grant Date Fair Value ($)
Bruce Flatt	2,511,266	31,421,211

(g)	These amounts include annual retirement savings contributions and participation in the executive medical program.

Incentive Plan Awards

Mr. Flatt is not eligible for an annual cash incentive award; he receives an annual Base Salary and Escrowed Shares. BN has no long-term non-equity incentive plan programs. The following four tables show, for each Named Executive Officer (i) outstanding vested and unvested options at December 31, 2024, (ii) unvested Escrowed Shares, Restricted Shares and DSUs

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and the market value of vested and unvested Escrowed Shares, Restricted Shares and DSUs at December 31, 2024, and (iii) the value of all option and share-based awards which vested during 2024.

Outstanding Option and Share-Based Awards at December 31, 2024

Options

Name and Principal Position	Number of Securities Underlying Unexercised Option (#)	Option Exercise Price ($)	Option Expiration Date	Market Value of Unexercised Options at December 31, 2024(a) ($)
Nicholas Goodman President and CFO	18,000	18.43	November 22, 2025	702,445
	9,000	16.70	February 22, 2026	366,769
	25,800	20.14	February 16, 2027	962,719
	72,000	20.14	February 16, 2027	2,686,658
	45,000	22.05	February 25, 2028	1,593,000
	150,000	22.05	February 25, 2028	5,310,000
	267,450	24.14	February 25, 2029	8,907,716
	250,000	35.56	February 21, 2031	5,471,975
	13,765	46.62	February 17, 2032	149,050
	111,235	46.62	February 17, 2032	1,204,475
Total	962,250			27,354,807

(a)	The market value of the options is the amount by which the closing price of the Class A Shares on December 31, 2024 exceeded the exercise price of the options. All values are calculated using the closing price of a Class A Share on December 31, 2024 on the NYSE of $57.45.

Escrowed Shares, Restricted Shares and Deferred Share Units(a)

Name	Escrowed Shares			Share-Based Awards Restricted Shares			Deferred Share Units (DSUs)
	Number of Unvested	Market Value of Unvested(b)	Market Value of Vested(b)	Number of Unvested	Market Value of Unvested	Market Value of Vested(c)	Number of Unvested	Market Value of Unvested	Market Value of Vested(c)
	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Bruce Flatt	6,972,659	141,690,500	56,736,113	—	—	—	—	—	123,951,392
Nicholas Goodman	2,226,727	45,912,900	10,753,767	—	—	958	—	—	—

(a)	The values do not include the most recent Escrowed Share, Restricted Share and DSU awards made to the Named Executive Officers on February 24, 2025.
(b)	The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.
(c)	Values are calculated using the closing price of a Class A Share on the TSX on December 31, 2024 of $57.45 (C$82.62, converted into U.S. dollars at the Bloomberg mid-market exchange rate on that date of C$1.00 = US$0.6953) and $57.45 on the NYSE, as applicable.

Option and Share-Based Awards Vested During 2024(a)

Named Executive Officer	Options(b) ($)	DSUs ($)	Restricted Shares ($)	Escrowed Shares(c) ($)
Bruce Flatt	—	—	—	22,540,079
Nicholas Goodman	1,192,400	—	1,577,801	3,807,912

(a)	All values are calculated using the closing price of a Class A Share on the vesting date on the TSX and NYSE, as applicable, and converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2024 of C$1.00 = US$0.7300.
(b)	The value represents the amount by which the value of the Class A Shares exceeded the exercise price on the day the options vested.
(c)	The value of the Escrowed Shares, as applicable, is equal to the Class A Shares, held by the Escrowed Company less the net liabilities and preferred share obligations of the Escrowed Company.

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Security-Based Compensation Arrangements

BN’s only current security-based compensation arrangements are its MSOPs and its Escrowed Stock Plan.

2012 Management Share Option Plan

The 2012 Management Share Option Plan (the “2012 Plan”) was approved by the Board in February 2012 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 10, 2012. The 2012 Plan provides for the issuance of 33,750,000 Class A Shares (representing approximately 2.1% of BN’s issued and outstanding Class A Shares as at December 31, 2024) of which options to acquire 8,751,928 Class A Shares (representing approximately 0.53% of BN’s issued and outstanding Class A Shares) have been granted but not exercised as at December 31, 2024. Following the approval of the 2019 Plan, as defined below, by BN’s shareholders in June 2019, BN decided not to grant any further options under the 2012 Plan.

2016 Management Share Option Plan

The 2016 Management Share Option Plan (the “2016 Plan”) was approved by the Board on February 11, 2016 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholders held on June 17, 2016. The 2016 Plan provides for the issuance of 22,500,000 Class A Shares (representing approximately 1.4% of BN’s issued and outstanding Class A Shares as at December 31, 2024). Options to acquire 18,274,868 Class A Shares have been granted but not exercised and 523,240 Class A Share options are available for grant, representing approximately 1.11% and 0.03%, respectively, of BN’s issued and outstanding Class A Shares as at December 31, 2024.

2019 Management Share Option Plan

The 2019 Management Share Option Plan (the “2019 Plan”) was approved by the Board on February 13, 2019 and by the holders of Class A Shares at the Annual and Special Meeting of Shareholder held on June 14, 2019. The 2019 Plan provides for the issuance of 22,500,000 Class A Shares (representing approximately 1.4% of BN’s issued and outstanding Class A Shares as at December 31, 2024). Options to acquire 3,464,250 Class A Shares have been granted but not exercised and 19,003,420 Class A Share options are available for grant, representing approximately 0.21% and 1.15%, respectively, of BN’s issued and outstanding Class A Shares as at December 31, 2024.

General Terms of Option Plans

The Board establishes the exercise price of each option at the time it is granted, which may not be less than the volume-weighted average price of a Class A Share on the NYSE for the five trading days preceding the effective grant date. If options are approved during a restricted trading period, the effective grant date may not be less than six business days after the restricted trading period ends.

The following is a summary of the other key provisions of the 2012 Plan, the 2016 Plan and the 2019 Plan (collectively, the “Option Plans”). Employees, officers and consultants of BN and its affiliates and others designated by the Board are eligible to participate in the Option Plans. Non-employee directors are not eligible to participate in the Option Plans. The number of Class A Shares issuable to insiders at any time, or issued in any one year to insiders, under any of BN’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. The Board determines the vesting period for each option grant, which is normally 20% per year over five years commencing the first year after the grant. The Board also sets the expiry period for each option grant, which may not exceed ten years, except where the expiry date falls during or shortly after a restricted trading period, in which case the expiry date is ten days after the restricted trading period ends.

The Option Plans set out provisions regarding the exercise and cancellation of options following a change in the employment status of a plan participant. In general, all vested options must be exercised by, and all unvested options are cancelled on, a participant’s termination date, except as follows: in the event of termination by BN for reasons other than cause or due to a continuous leave of absence as a result of a disability, vested options must be exercised within 60 days following the termination date; in the event of retirement, vested options continue to be exercisable until the applicable expiry date; and in the event of death, all granted options continue to vest and be exercisable for six months following death. No incremental entitlements are triggered by a change in control of BN under the Option Plans.

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The Option Plans permit participants to exercise vested options in exchange for a number of Class A Shares equivalent in value to (i) the aggregate fair market value of the Class A Shares underlying the options on the exercise date over the aggregate exercise price of the options, less (ii) applicable withholding taxes (only to the extent such taxes have not otherwise been satisfied by the participant). This provides for a reduction in shareholder dilution upon the exercise of options using this feature.

The Option Plans also provide that each person that is an officer, employee or consultant of BAM or any of its affiliates shall, for so long as such person remains an officer, employee or consultant of BAM or any of its affiliates, be permitted to hold and exercise his or her options in accordance with their terms as though such person was an officer, employee or consultant, as applicable, of BN or any of its affiliates.

Procedure for Amending Option Plans

The Option Plans contain an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of shares issuable under the Option Plans, that lengthens the period of time after a restricted trading period during which options may be exercised, results in the exercise price being lower than fair market value of a Class A Share at the date of grant, reduces the exercise price or any cancellation and reissuance of an option which would be considered a repricing under TSX rules, expands insider participation, extends the term of an option beyond its expiry date, adds a provision which results in participants receiving shares for no consideration (other than the 2016 Plan or the 2019 Plan) or other amendments required by law to be approved by shareholders. The 2016 Plan and 2019 Plan also require shareholder approval for any amendment which would permit options to be transferable or assignable other than for normal estate planning purposes, any amendment to the amendment provisions, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors on a discretionary basis and any amendment to remove or exceed the insider participation limit. Shareholder approval is not required for any amendment to the Option Plans or any option that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favorable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the expiry period of the options), that adds or modifies a cashless exercise feature that provides for a full deduction of the number of Class A Shares from the Option Plan reserve, and to suspend or terminate an Option Plan. No amendments to the Option Plans were made in 2024.

Other Features of the Option Plans

BN does not provide any financial assistance to plan participants to facilitate the purchase of Class A Shares issued pursuant to the exercise of options under the Option Plans. Options granted under the Option Plans may be assigned by the plan participant to (i) his or her spouse, descendants or any other immediate family member; or (ii) a trust, the beneficiaries of which are one or more of the plan participant and the participant’s spouse, descendants or immediate family members; or (iii) a corporation or limited liability company controlled by the plan participant or by one or more of the participant and the participant’s spouse, and/or the immediate family members, the shares or interests of which are held directly or indirectly by the plan participant, participant’s spouse and/or immediate family members; or (iv) such other transferees for estate planning purposes as may be permitted by the Board in its discretion.

The Board, on the recommendation of the Compensation Committee, approves all option awards. The Compensation Committee recommends the long-term incentive award for the CEO. All other option awards are recommended by the CEO to the Compensation Committee.

BN has established a number of policies related to its long-term share ownership plans, including option exercise hold periods, to reinforce the importance of equity ownership by its senior executives over the longer term. See also “Key Policies and Practices to Support Alignment” on pages 60 to 64 of this Circular.

Escrowed Stock Plan

The Escrowed Stock Plan was approved by the Board in February 2011 and by holders of Class A Shares at the Annual and Special Meeting of Shareholders held on May 11, 2011. The Escrowed Stock Plan governs the award of Escrowed Shares of one or more Escrowed Company to executives or other individuals designated by the Board. Each Escrowed Company is capitalized with common shares and preferred shares issued to BN for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares in the open market. Under the current terms of the Escrowed Stock

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Plan, participants are either awarded Escrowed Shares or provided an election to contribute Class A Shares or previously awarded Escrowed Shares as consideration for the Escrowed Shares. Dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by BN. If a participant elects to contribute Class A Shares as consideration, dividends paid to the Escrowed Company on the contributed Class A Shares will be paid on the common shares held by the participants. The Class A Shares acquired by an Escrowed Company will not be voted.

Except as otherwise determined by the Board, 20% of Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the Escrowed Shares.

On date(s) determined by the holders of the Escrowed Shares no later than ten years after the initial grant, the vested Escrowed Shares will be acquired by BN in exchange for the issuance of Class A Shares from treasury, where the value of the Class A Shares being issued is equal to the value of the Escrowed Shares being acquired. The value of the Escrowed Shares will be equal to the increase in value of the Class A Shares held by the Escrowed Company since the grant date of the Escrowed Shares, based on the volume-weighted average price of a Class A Share on the NYSE on the date of the exchange. Participants are not permitted to exchange Escrowed Shares during a restricted trading period, except with the consent of the Board. Once all participants of an Escrowed Company have elected to exchange their Escrowed Shares, the Escrowed Company will be wound up or merged into BN and BN will cancel at least that number of Class A Shares held by one or more Escrowed Companies that is equivalent to the number of Class A Shares that have been issued to holders of the Escrowed Shares of the Escrowed Company on exchanges.

A maximum of 13,500,000 Class A Shares may be issued under the Escrowed Stock Plan, representing less than 1% of BN’s issued and outstanding Class A Shares. When Class A Shares are issued in exchange for Escrowed Shares, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will be reduced. On the wind-up or merger of an Escrowed Company, the number of Class A Shares held by one or more Escrowed Companies that are cancelled in respect of Class A Shares previously issued by BN in exchange for Escrowed Shares will be added back to the number of Class A Shares available for future issuance under the Escrowed Stock Plan. The Escrowed Stock Plan also provides that when Class A Shares are issued in exchange for Escrowed Shares and immediately thereafter the Escrowed Company is wound up or merged into BN and the Class A Shares held by it are cancelled, the number of Class A Shares remaining for future issuance under the Escrowed Stock Plan will not be reduced. 28,854,753 Class A Shares (representing approximately 1.8% of the issued and outstanding Class A Shares) have been issued under the Escrowed Stock Plan since its adoption in 2011 and, as a result of the cancellation by Escrowed Companies of at least 28,402,439 Class A Shares, 13,047,338 Class A Shares (representing approximately 0.8% of the issued and outstanding Class A Shares) are available for future issuance as at December 31, 2024.

Eligibility for participation in the Escrowed Stock Plan is restricted to designated executives of BN and its affiliates or any other persons designated by the Board. The number of Escrowed Shares to be granted to each participant is determined at the discretion of the Board, on the recommendation of the Compensation Committee. The Compensation Committee recommends the award of Escrowed Shares for the CEO. All other awards of Escrowed Shares are recommended by the CEO to the Compensation Committee. The number of Class A Shares issuable to insiders at any time, or issued in any one year to insiders, under any of BN’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding shares of this class; and no more than 5% of the issued and outstanding shares may be issued under these arrangements to any one person. Aside from transfers to BN (in the case of termination of employment, described in the table under “Termination and Change of Control Provisions” on page 63 of this Circular) or for personal tax planning purposes, transfers of Escrowed Shares are not permitted. No incremental entitlements are triggered by a change in control of BN under the Escrowed Stock Plan.

The number of Escrowed Shares granted under the Escrowed Stock Plan annually, expressed as a percentage of the weighted average number of Class A Shares outstanding in the year, was 2.7% in 2022, 0.01% in 2023 and 0.3% in 2024. See also “Dilution of Class A Shares” on page 76 of this Circular for information on the Class A Shares issuable under the Escrowed Stock Plan.

The Escrowed Stock Plan also provides that each person that is an officer, employee or consultant of BAM or any of its affiliates shall, for so long as such person remains an officer, employee or consultant of BAM or any of its affiliates, be

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permitted to hold and exchange his or her Escrowed Shares in accordance with their terms as though such person was an officer, employee or consultant, as applicable, of BN or any of its affiliates.

Procedure for Amending Escrowed Stock Plan

The Escrowed Stock Plan contains an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of Class A Shares issuable under the Escrowed Stock Plan, expands insider participation, expands participation to include non-employee directors of BN, any amendment to the amendment provisions or other amendments required by law to be approved by shareholders. Shareholder approval is not required for any amendment to the Escrowed Stock Plan that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favorable tax treatment, that is to vesting provisions, that is to the termination or early termination provisions (provided that the amendment does not entail an extension beyond the tenth anniversary of the award date for any particular Escrowed Company), and to suspend or terminate the Escrowed Stock Plan. No amendments to the Escrowed Stock Plan were made in 2024.

Dilution of Class A Shares

Options Outstanding and Class A Shares issuable under the Escrowed Stock Plan as a Percentage of Issued and Outstanding Class A Shares
	2024	2023
2012 Plan	0.5%	1.0%
2016 Plan	1.1%	1.3%
2019 Plan	0.2%	0.2%
Escrowed Stock Plan(a)	1.3%	0.3%

(a)	Reflects the number of Class A Shares to be issued upon exchange of the in-the-money Escrowed Shares, less the number of Class A Shares cancelled under the Escrowed Stock Plan during the applicable year. Although the number of Class A Shares outstanding may increase over time as a result of issuances of Class A Shares pursuant to the Escrowed Stock Plan, the Escrowed Stock Plan continues to be economically non-dilutive as BN will cancel Class A Shares held by Escrowed Companies that are wound up or merged.

Grants Issued as a Percentage of Shares Outstanding

The following table shows the number of Class A Shares issuable under awards granted under each of the Option Plans and the Escrowed Stock Option Plan as a percentage of the average Class A Shares outstanding (the “rate of grants issued”) for the past three years. The rate of grants issued is defined as the number of Class A Shares issuable under awards granted in a fiscal year, divided by the basic weighted average number of Class A Shares outstanding in that year.

	2024	2023	2022
Grants under the 2012 Plan	—	—	—
Rate of Grants Issued	—	—	—
Grants under the 2016 Plan	250,725	716,625	1,091,900
Rate of Grants Issued	0.02%	0.04%	0.07%
Grants under the 2019 Plan	914,300	—	2,864,450
Rate of Grants Issued	0.06%	—	0.17%
Grants under the Escrowed Stock Plan(a)	4,964,748	201,709	—
Rate of Grants Issued	0.30%	0.01%	—

(a)	Includes Class A Shares issuable on exchange as of each fiscal year end for information purposes. The Escrowed Stock Plan is non-dilutive as any Class A Shares issued from treasury are fully offset by the cancellation of shares acquired in the market as described above.

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Securities Authorized for Issue Under Incentive Plans

The following table sets out information on BN’s Option Plans and Escrowed Stock Plan as at December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans(c)
Equity compensation plans approved by security holders
2019 Plan, 2016 Plan and 2012 Plan(a)	30,491,046	$28.63	19,526,660
Escrowed Stock Plan(c)	20,601,934	—	13,047,338
Total	51,092,980		32,573,998

(a)	Following the approval of the 2019 Plan by BN’s shareholders in June 2019, BN decided that it will not grant any further options under the 2012 Plan.

(b)	Converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2024 of C$1.00 = US$0.6953.

(c)	This value represents the number of Class A Shares at December 31, 2024 which could be issued under this plan.

Pension and Retirement Benefits

BN’s senior management do not participate in a registered defined benefit plan or any other post-retirement supplementary compensation plans and do not have any entitlement to future pension benefits or other post-employment benefits from BN. BN has not entered into contractual termination, post-termination or change of control arrangements, employment contracts or golden parachutes with any of its senior management.

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PART SIX – OTHER INFORMATION

Indebtedness of Directors, Officers and Employees

The amount of debt outstanding by current and former directors, officers and employees of BN as at April 17, 2025 to BN and its subsidiaries was approximately $5.1 million, which loans bear interest at a minimum rate of 1.6%. The purpose of such loans is to enable certain employees of BN to fund certain near-term expenses without monetizing previously granted equity awards under BN’s long-term share ownership plans thereby preserving long-term alignment with BN. No executive officers of BN are indebted under any of these loans.

Audit Committee

Additional information about the Audit Committee required by Part 5 of NI 52-110, including the Committee’s Charter, can be found in the AIF under the heading “Audit Committee Information,” which is posted on BN’s website, https://bn.brookfield.com under “Notice and Access 2025” and is also filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. A copy of the AIF can also be obtained from the Corporate Secretary of BN as set out below under “Availability of Disclosure Documents” on page 77 of this Circular.

Directors’ and Officers’ Liability Insurance

BN and its subsidiaries and associated companies (including BAM, BWS, and certain of their respective subsidiaries, collectively, the “Organization”) maintain directors’ and officers’ insurance with an aggregate limit of $125 million for claims where an entity within the Organization is obligated and able to indemnify its directors or officers, as well as those claims where an indemnity is not available. There is an additional $75 million of coverage for directors and officers directly for claims where such indemnity is not available. The total limit of $200 million is applied under a shared program for the Organization, and therefore payments made under the program in a given year are deducted from the aggregate insurance coverage available under the program for that year.

Under the directors’ and officers’ insurance program, an entity within the Organization is eligible for reimbursement for indemnity payments made to directors or officers as required or permitted by law, including legal costs arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts for which an entity within the Organization is not permitted to indemnify directors under applicable law, such as acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage with such exclusions only being applicable after a final non-adjudicable decision is made. Claims by entities within the Organization are subject to a deductible of up to $5 million. Individual directors and officers do not pay any deductible if it is necessary for them to make a claim directly when they are not indemnified by an entity within the Organization.

The cost of the directors’ and officers’ insurance program is borne by the Organization and is currently $4,575,869 annually, of which only a portion of the costs is allocated to BN.

Normal Course Issuer Bid

Class A Limited Voting Shares

On May 23, 2024, BN renewed its normal course issuer bid for market purchases of its Class A Shares (“Class A NCIB”) for a period extending from May 27, 2024 until May 26, 2025, or an earlier date should BN complete its purchases. The Class A NCIB allows BN to repurchase, during the period mentioned above, on the TSX, NYSE and any alternative Canadian trading platform, a maximum of approximately 142.0 million Class A Shares, representing approximately 10% of the public float of the outstanding Class A Shares. All Class A Shares acquired by BN under the Class A NCIB are cancelled or purchased by a non-independent trustee pursuant to the terms of Brookfield’s long-term incentive plans.

The Class A NCIB is in place because BN believes that, from time to time, the market price of the Class A Shares may not fully reflect the underlying value of BN’s business and future business prospects, and in such circumstances acquiring Class A Shares may represent an attractive investment. From the period between May 25, 2024 and April 17, 2025, BN purchased 21,868,565 Class A Shares under the Class A NCIB at an average price of $51.24. Shareholders may obtain, free of charge, a

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copy of the notice of intent regarding the Class A NCIB, which was approved by the TSX, by writing to the Corporate Secretary of BN at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario M5J 2T3.

Class A Preference Shares

On August 20, 2024, BN renewed its normal course issuer bid for market purchases of BN’s outstanding Class A Preference Shares that are listed on the TSX (“Preferred NCIB”) for a period extending from August 22, 2024 until August 21, 2025, or an earlier date should BN complete its purchases. The Preferred NCIB allows BN to repurchase, during the period mentioned above, on the TSX, and any alternative Canadian trading platform, a maximum of 10% of the public float of each series of outstanding Class A Preference Shares. All Class A Preference Shares acquired by BN under the Preferred NCIB are cancelled.

BN believes that the renewed Preferred NCIB provides flexibility to use available funds to purchase Class A Preference Shares from time to time should they be trading in price ranges that do not fully reflect their value. As at April 17, 2025, BN has not purchased any Class A Preference Shares under the Preferred NCIB. Shareholders may obtain, free of charge, a copy of the notice of intent regarding the Preferred NCIB, which was approved by the TSX, by writing to the Corporate Secretary of BN at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario M5J 2T3.

Cautionary Statement Regarding the Use of Non-IFRS Measures and Forward-Looking Statements

BN prepares its financial statements in accordance with IFRS® Accounting Standards, as issued by the IASB. We disclose a number of financial measures in this Circular that are calculated and presented using methodologies other than in accordance with IFRS Accounting Standards, which include but are not limited to: DE, DE before realizations, FFO, net operating income, fee-bearing capital, fee-related earnings, net realized carried interest and accumulated unrealized carried interest. We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS Accounting Standards results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS financial measures or other financial metrics are not standardized under IFRS Accounting Standards and may differ from the financial measures or other financial metrics disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. See pages 134 to 140 of the Annual Report for further information on non-IFRS financial measures or other financial metrics and reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, which pages are also incorporated by reference in this Circular.

This Circular also contains forward-looking information and forward-looking statements (collectively, “forward-looking statements”) within the meaning of Canadian and U.S. securities laws, as applicable. See pages 23-24 of the Annual Report for further information on forward-looking statements, which pages are also incorporated by reference in this Circular. The Annual Report is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Availability of Disclosure Documents

BN will provide any person or company, upon request in accordance with the directions in the Notice, a copy of this Circular and the Annual Report. Upon request to the Corporate Secretary of BN, BN will provide any person or company the AIF, together with a copy of any document or the pertinent pages of any document incorporated therein by reference; management’s discussion and analysis of financial condition and results of operation from its most recently completed financial year (“MD&A”) and/or the interim financial statements of BN for the periods subsequent to the end of its fiscal year (the “Interim Statements”). Financial information on BN is provided in its comparative annual financial statements and MD&A. Requests for the AIF, MD&A and the Interim Statements can be made to BN by mail at Brookfield Place, Suite 100, 181 Bay Street, Toronto, Ontario M5J 2T3, by telephone at (416) 363-9491 or by email at bn.enquiries@brookfield.com. All of these documents and additional information related to BN are also available on BN’s website, https://bn.brookfield.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

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Shareholder Proposal

The Shareholder Proposal:

The following proposal has been submitted by Salal Foundation and Shift Action for Pension Wealth and Planet Health, holders of 57 Class A Shares of the Corporation, (0% of the Corporation’s issued and outstanding capital as of the Record Date), for consideration at the meeting. The shareholder proposal, including the supporting statement, is included exactly as submitted to us by the proposing shareholders. The information contained in documents, policies or reports published by Brookfield or available on Brookfield’s website and referred to in this document is not, and should not be considered to be, incorporated by reference in this Circular, unless expressly stated otherwise.

Supporting Statement:

Brookfield has developed a significant business line in transition investing, raising almost C$30B across three funds.

Brookfield’s transition-labeled funds are guided by its Operating Principles for Impact Management document (OPIM).1 This includes the defining, management, and assessment of strategic impact objectives, and measurement and mitigation of negative impacts.

But, the OPIM is overly vague, and not compliant with existing and emerging green and transition taxonomies. This fosters business risk with the potential to allocate “transition” investments into activities that lock in emissions and undermine net-zero commitments.

This is particularly relevant to LNG, which the Brookfield Infrastructure CEO called a “leading transition fuel in the move toward net zero.”2 Across other business lines, Brookfield is one of the largest investors in LNG in the world, ranking 8th largest with US$5.25B invested.3

Branding LNG as a “transition fuel” and potentially including such projects in Brookfield’s transition funds is only possible due to several loopholes in the OPIM.

For example, it states that Catalytic Transition Fund investments will be chosen using “the relevant regional decarbonization pathways.”4 But Brookfield does not identify any such pathways specifically, obscuring the magnitude and timing of permissible carbon-intensive assets. For its other transition funds, Brookfield vaguely says it will use relevant sectoral methodologies.

Without references to specific decarbonization models, Brookfield cannot deal with the issue of carbon lock-in, which is not mentioned anywhere in the OPIM. For example, a study finds existing and proposed LNG projects take up more of the 1.5°C-aligned carbon budget, as modelled by the Intergovernmental Panel on Climate Change, than would be allotted to all natural gas globally.5 This means any additional LNG projects are by definition carbon lock-in.

Furthermore, while the OPIM says Brookfield will report fund emissions using standards such as the GHG Protocol and Partnership for Carbon Accounting Financials, Brookfield’s current emissions disclosures lack the scope 3 categories which capture LNG’s lifecycle emissions. New studies show that when leakage is factored in, LNG can be higher-emitting than coal, and is never much better.6

With these gaps, the OPIM leaves the door open to projects that are not compliant with existing or emerging taxonomies that spell out transition eligibility such as those in the European Union,7 Australia,8 and Canada.9 None of these permit new gas production projects.

1 https://www.brookfield.com/sites/default/files/2024-11/Brookfield_OPIM_Disclosure_Statement_2024.pdf

2 https://www.nasdaq.com/articles/brookfield-sees-natural-gas-as-an-essential-fuel-for-the-future

3 https://reclaimfinance.org/site/wp-content/uploads/2024/11/Frozen-gas-boiling-planet.pdf

4 https://www.brookfield.com/sites/default/files/2024-11/Brookfield_OPIM_Disclosure_Statement_2024.pdf

5 https://iopscience.iop.org/article/10.1088/1748-9326/ac71ba/pdf

6 https://scijournals.onlinelibrary.wiley.com/doi/10.1002/ese3.1934

7 https://eur-lex.europa.eu/eli/reg_del/2022/1214/oj/eng

8 https://static1.squarespace.com/static/6182172c8c1fdb1d7425fd0d/t/656d4671543a2d5948a19e9d/1701660281017/Transition-Methodology+final.pdf

9 https://www.canada.ca/content/dam/fin/publications/sfac-camfd/2022/09/2022-09-eng.pdf

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Given these gaps and Brookfield’s overall support for LNG, investors in its transition funds face the risk that their capital will be deployed in projects that are antithetical to net zero. The resulting loss of credibility for Brookfield would pose a business risk as investors seek more credible alternatives.

For these reasons, shareholders ask that Brookfield issue clearer criteria for its transition funds to ensure that all invested assets align with net zero.

Resolved: Shareholders request that Brookfield disclose clear criteria for assets within its transition-labeled funds in order to ensure compliance with net zero.

Response: Brookfield’s Transition Strategy’s Approach to Achieving Net Zero

Brookfield has engaged with Shift Action for Pension Wealth and Planet Health and Investors for Paris Compliance, on behalf of the Salal Foundation, to discuss the aforementioned shareholder proposal. While discussions to date have been productive and are ongoing, this proposal has not been resolved, and we have outlined Brookfield’s response below.

In 2021, Brookfield set an ambition to achieve net zero across its operationally managed assets under management by 2050 or sooner.10 The following year, we launched the Brookfield Global Transition Fund (BGTF I), the first in a series of funds for our Transition strategy that is dedicated to investment supporting the global transition to a net-zero economy. Following the success of our inaugural fund, our Transition strategy today includes both our Global Transition Funds (BGTF I and II), as well as our Catalytic Transition Fund (together, the “Funds”). It is important to note that while the investments in our Transition strategy are expected to catalyze transition outcomes, they constitute only one component of Brookfield’s operationally managed assets.

Today we are one of the world’s largest private fund transition investing franchises. Leveraging our leadership in renewable power and deep operational capabilities, our Transition strategy aims to scale clean energy and sustainable solutions and transform carbon-intensive businesses, setting targets aligned with the goals of the Paris Agreement. Our transition Funds have a dual objective to generate a measurable decarbonization impact by integrating a focused impact measurement and management approach throughout its investment process, while achieving attractive financial returns for its Limited Partners without compromise.

Our Transition strategy has developed a transparent and disciplined approach to managing and measuring our positive impact contributions through its Impact Measurement and Management (the “IMM”) framework. The IMM is designed expressly for the Transition strategy and applies only to investments within that strategy, given its unique mandate to achieve both appropriate risk-adjusted returns and measurable climate impact. The IMM framework is aligned with Operating Principles for Impact Management document (OPIM), a recognized climate-reporting and impact management framework and sets an approach to embed impact considerations across the investment process. Our IMM framework outlines how impact targets are measured and managed with the same rigor and discipline as our longstanding investment process and our alignment with OPIM is also externally verified.11 The framework helps drive positive outcomes, as well as ensuring transparency and accountability of impact goals and performance. The IMM has been externally recognized as best-in-class12 and, in our view, exceeds all credible requirements.

In line with our IMM framework, for each investment in our Transition Funds, we set quantitative targets against relevant sector or regional decarbonization pathways, where relevant. For each investment in the Transition Funds, Brookfield develops business plans aligned with these targets and regularly reports progress through our IMM reporting, which is received and utilized by all of our Transition strategy clients, including some of the most sophisticated institutional investors in the world. Additionally, included in our Transition strategy private fund reporting and public disclosures13 are Scope 1, 2 and material Scope 3 greenhouse gas (GHG) emissions, which are both assured by a third party annually.

Looking beyond our Transition strategy to our other operationally managed assets, we have developed a Decarbonization Framework adhering to internationally recognized frameworks.14 These assets include applicable investments within our

10 Brookfield Corporation Sustainability Report, Page 67 (available at www.brookfield.com under “Investors”)

11 Brookfield Operating Principles for Impact Management Disclosure Statement, Page 15 (available at www.brookfield.com under “Responsibility”)

12 Brookfield has been recognized on BlueMark’s Practice Leaderboard, highlighting impact investors with best-in-class management systems. BlueMark Practice Leaderboard (available at www.bluemark.co under “Data and Insights”)

13 Brookfield Renewable Partners L.P. 2023 ESG Data Book, Page 9 (available at www.brookfield.com under “Investors”)

14 Brookfield Corporation Sustainability Report, Page 47 (available at www.brookfield.com under “Investors”)

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infrastructure investment strategies, which (like many others)15 have recognized natural gas as a transition fuel. Across these investments, which includes prioritizing our highest emitting assets, we work with our portfolio companies to identify operational value-enhancement and decarbonization opportunities, so that the companies may work towards alignment with our Decarbonization Framework. Areas of opportunity may include energy efficiency and electrification measures, amongst others, where our operations team can work closely with senior management of our portfolio companies to support the implementation of these value-enhancing improvements. In doing so, we are supporting our portfolio companies in maximizing their value, while also achieving their decarbonization potential and contributing to a future lower emissions economy, all while delivering strong returns to our investors.

Further, Brookfield publicly reports the fossil fuel-related investment exposure across our business. In 2023, our fossil fuel-related investment exposure was less than 10%16 of our assets under management, with LNG production representing an even smaller proportion (less than a single-digit percentile). We have transparently provided disclosure of our GHG emissions in our annual sustainability report and are committed to increasing transparency and coverage of our disclosure as data becomes more available and reliable.

To that end, the proposal misapprehends the purpose and application of the IMM, which is neither designed for nor suitable for assets under management outside of our Transition strategy, for which we provide significant disclosure under our Decarbonization Framework.

For the reasons set forth above, we recommend that shareholders vote AGAINST the Shareholder Proposal.

Shareholder Proposals Deadline:

In order to be considered at next year’s annual meeting of shareholders, shareholder proposals must be received by April 7, 2026. Proposals should be sent to the Corporate Secretary of BN at the following address:

Corporate Secretary

Brookfield Corporation

Brookfield Place, Suite 100

181 Bay Street

Toronto, Ontario M5J 2T3

Other Business

BN knows of no other matter to come before the meeting other than the matters referred to in the Notice of Annual and Special Meeting of Shareholders and Availability of Investor Materials dated April 24, 2025.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of BN.

“Swati Mandava”

Swati Mandava
Corporate Secretary

April 24, 2025

15 https://www.iea.org/energy-system/fossil-fuels/natural-gas

16 Brookfield Corporation Sustainability Report, Page 36 (available at www.brookfield.com under “Investors”)

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APPENDIX A

BOARD OF DIRECTORS CHARTER1

April 2025

1.	ROLE OF THE BOARD

The role of the board of directors (the “Board”) of Brookfield Corporation (the “Corporation”) is to oversee, directly and through its committees, the business and affairs of the Corporation, which are conducted by the Corporation’s officers and employees under the direction of the Chief Executive Officer (“CEO”).

2.	AUTHORITY AND RESPONSIBILITIES

The Board meets regularly to review reports by management on the Corporation’s performance and other relevant matters of interest. In addition to the general supervision of management, the Board performs the following functions:

(a)	Strategic Planning – overseeing the long-term strategic-planning process within the Corporation and, at least annually, reviewing, approving and monitoring the strategic plan for the Corporation, including fundamental financial and business strategies and objectives;

(b)	Risk Assessment – assessing the major risks facing the Corporation and reviewing, approving and monitoring the manner of managing those risks;

(c)	CEO – selecting the CEO; reviewing and approving the position description for the CEO including the corporate objectives that the CEO is responsible for meeting; and reviewing and approving the compensation of the CEO as recommended by the Management Resources and Compensation Committee;

(d)	Officers and Senior Management – overseeing the selection of corporate officers and the evaluation and compensation of senior management;

(e)	Succession Planning – monitoring the succession of key members of senior management;

(f)	Communications and Disclosure Policy – adopting a communications and disclosure policy for the Corporation that ensures the timeliness and integrity of communications to shareholders, and establishing suitable mechanisms to receive stakeholder views;

(g)	Sustainability – overseeing the Corporation’s approach to Sustainability matters within its corporate and asset management activities as reported to the Board by the Governance and Nominating Committee;

(h)	Corporate Governance – developing and promoting a set of effective corporate governance principles and guidelines applicable to the Corporation;

(i)	Internal Controls – reviewing and monitoring the controls and procedures within the Corporation to maintain its integrity, including its disclosure controls and procedures, and its internal controls and procedures for financial reporting and compliance;

(j)	Culture – on an ongoing basis, satisfy itself that the CEO and other executive officers create a culture of integrity throughout the Corporation, including compliance with the Corporation’s Code of Business Conduct and Ethics and its anti-bribery and corruption policies and procedures; and

1 Capitalized terms used in this Charter but not otherwise defined herein have the meaning attributed to them in the Board’s “Definitions for the Corporation’s Board and Committee Charters”, which is annexed hereto as “Annex A”.

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(k)	Whistleblowers – in conjunction with the Audit Committee of the Board, establish whistleblower policies for the Corporation providing employees, officers, directors and other stakeholders, including the public, with the opportunity to raise, anonymously or not, questions, complaints or concerns regarding the Corporation’s practices, including fraud, policy violations, any illegal or unethical conduct, and any accounting, auditing or internal control matters. The Board or a committee thereof will provide oversight over the Corporation’s whistleblower policies and practices, with management being responsible for reviewing the Corporation’s Whistleblowing Policy on an annual basis, to ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

3.	COMPOSITION AND PROCEDURES

(a)	Size of Board and Selection Process – The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and the Board proposes individual nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal or at the annual meeting itself, upon compliance with the requirements prescribed by the Business Corporations Act (Ontario). The Board also recommends the number of directors on the Board to shareholders for approval. Between annual meetings, the Board may appoint directors to serve until the next annual meeting.

(b)	Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. The Chair of the Board and, other than in temporary circumstances,[2] a majority of the directors will be Independent Directors, based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities, and Unaffiliated Directors. The Board is committed to developing and promoting diversity, including ethnic and gender diversity. The Board has adopted a gender diversity target that at least 30% of the entire Board be women.

(c)	Director Education and Orientation – The Corporation’s management team is responsible for providing an orientation program for new directors in respect of the Corporation and the role and responsibilities of directors. In addition, directors will, as required, receive continuing education about the Corporation to maintain a current understanding of the Corporation’s business and operations, industries and sectors in which we operate globally, material developments and trends in asset management and the Corporation’s strategic initiatives.

(d)	Meetings – The Chair is responsible for approving the agenda for each Board meeting. Prior to each Board meeting, the Chair of the Board reviews agenda items for the meeting with the CEO, Chief Financial Officer and Corporate Secretary, before circulation to the full Board. The Board meets at least once each quarter: to review and approve the Corporation’s quarterly earnings report, consider dividend payments, and to review specific items of business including transactions and strategic initiatives. The Board holds additional meetings as necessary to consider special business. The Board also meets once a year to review the Corporation’s annual business plan and long-term strategy. Materials for each meeting are distributed to the directors in advance of the meeting. At the conclusion of each Board meeting, the Independent and Unaffiliated Directors meet without any other person present. The Chair of the Board chairs these in-camera sessions.

(e)	Committees – The Board has established the following standing committees to assist it in discharging its responsibilities: (i) Audit, (ii) Governance and Nominating, (iii) Management Resources and Compensation and (iv) Risk Management. Special committees are established, from time to time, to assist the Board in connection with specific matters. The Chair of each committee reports to the Board following meetings of their committee. The governing charter of each standing committee is reviewed and approved annually by the Board.

(f)	Evaluation – The Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the standing committees of the Board and the contributions of individual directors and provides a report to the Board on the findings of this process. In addition, each individual director and each standing committee assesses its own performance annually.

2 Temporary circumstances include vacancies or changes to the Board’s composition or size that are approved by the Board in its discretion, provided that the duration of such circumstances is expected to be less than one year.

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(g)	Compensation – The Governance and Nominating Committee recommends to the Board the compensation for non-management directors (it is the policy of the Corporation that management directors do not receive compensation for their service on the Board). In reviewing the adequacy and form of compensation, the Governance and Nominating Committee seeks to ensure that director compensation reflects the responsibilities and risks involved in being a director of the Corporation and aligns the interests of the directors with the best interests of the Corporation.

(h)	Access to Outside Advisors – The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Chair of the Board, retain an outside advisor at the expense of the Corporation.

(i)	Charter of Expectations for Directors – The Board has adopted a Charter of Expectations for Directors which outlines the basic duties and responsibilities of directors and the expectations the Corporation places on them in terms of professional and personal competencies, performance, behaviour, share ownership, conflicts of interest, change of circumstances and resignation events. Among other things, the Charter of Expectations for Directors outlines the role of directors in stakeholder engagement and the requirement of directors to attend Board meetings and review meeting materials in advance of such meetings.

This Charter of the Board of Directors was reviewed and approved by the Board on February 12, 2025.

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Annex A

Definitions for the Corporation’s Board and Committee Charters

“Audit Committee” means the audit committee of the Board.

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)  an understanding of International Financial Reporting Standards, as adopted by the International Accounting Standards Board, and financial statements;

(b)  the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)  an understanding of internal controls and procedures for financial reporting; and

(e)  an understanding of audit committee functions, acquired through any one or more of the following:

(i)  education and experience as a chief financial officer, principal accounting officer, corporate controller, certified public accountant or auditor or experience in one or more positions that demonstrate meaningful experience overseeing such functions as a senior executive officer;

(ii)  experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)  experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)  other relevant experience.

“Board Interlocks” means when two directors of one public company sit together on the board of another company.

“BWS” means Brookfield Wealth Solutions Ltd.

“Committee Interlocks” means when a Board Interlock exists, plus the relevant two directors also sit together on a board committee for one or both of the companies.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

“Governance and Nominating Committee” means the governance and nominating committee of the Board.

“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.

“Independent Director(s)” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is one that could reasonably be expected to interfere with a

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director’s exercise of independent judgment. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)  is or was an employee or executive officer, or whose Immediate Family Member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

(b)  is receiving or has received, or whose Immediate Family Member is an executive officer of the Corporation and is receiving or has received, during any 12-month period within the last three years more than CA$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)  is or was a partner of, affiliated with or employed by, or whose Immediate Family Member is or was a partner of or employed in an audit, assurance, or tax compliance practice in a professional capacity by, the Corporation’s present or former internal or external auditor, is not independent until three years after the end of such partnership, affiliation, or employment relationship, as applicable, with the auditor;

(d)  is or was employed as, or whose Immediate Family Member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship, as applicable; and

(e)  is an executive officer or an employee of, or whose Immediate Family Member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent.

Additionally, an Independent Director for the purposes of the Audit Committee and the Management Resources and Compensation Committee, specifically may not:

(x)  accept directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

(y)  be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).

Furthermore, an Independent Director for the purposes of the Management Resources and Compensation Committee, specifically may not:

(x)  have a relationship with senior management that would impair the director’s ability to make independent judgments about the Corporation’s executive compensation.

For the purposes of the definition of Independent Director, the term Corporation includes any parent or subsidiary in a consolidated group with the Corporation.

In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit and Governance and Nominating Committees must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.

“Management Resources and Compensation Committee” means the management resources and compensation committee of the Board.

“Risk Management Committee” means the risk management committee of the Board.

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“Statement of Corporate Governance Practices” means the statement of corporate governance practices section of the Corporation’s management information circular.

“Sustainability” includes but is not limited to responsibility or experience overseeing and/or managing: climate change risks; GHG emissions; natural resources; waste management; energy efficiency; biodiversity; water use; environmental regulatory and/or compliance matters; health and safety; human rights; labor practices; diversity and inclusion; talent attraction and retention; human capital development; community/stakeholder engagement; board composition and engagement; business ethics; anti-bribery & corruption; audit practices; regulatory functions; and data protection and privacy.

“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation or any of its affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation or its affiliates other than as a director of the Corporation or any of its affiliates. “De minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

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APPENDIX B

SPECIAL RESOLUTION AUTHORIZING AN INCREASE IN THE NUMBER OF DIRECTORS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The articles of the Corporation be amended to increase the number of directors from fourteen to sixteen.

2.	Any authorized signatory, director or officer of the Corporation is hereby authorized for and on behalf of the Corporation to execute and deliver articles of amendment and such other documents as are necessary or desirable to the Director under the Business Corporations Act (Ontario), and to execute and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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BROOKFIELD CORPORATION

Brookfield.com

NYSE: BN
TSX: BN

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas,
14.401
Parque da Cidade-Torre Paineira
15º andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 6101, 61/Floor
Two International Finance Centre
8 Finance Street
Central
+85.23655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America

Bermuda
Brentwood
Calgary
Chicago
Dallas
Houston
Los Angeles
Stamford

South America

Bogotá

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Zurich
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
Hong Kong
Mumbai
Seoul
Shanghai
Singapore
Tokyo